EXHIBIT 4.20

EXECUTION COPY

PURCHASE AND SALE AGREEMENT

by and among

J.P. MORGAN VENTURES ENERGY CORPORATION,

SEMPRA ENERGY TRADING LLC,

RBS SEMPRA COMMODITIES LLP,

SEMPRA ENERGY

and

THE ROYAL BANK OF SCOTLAND PLC

Dated as of February 16, 2010

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Exhibits
Exhibit A - Term Sheet for Commodities Trading and Services Agreement
Exhibit B - Form of RBS/Sempra Collateralized Total Return Swap Agreement
Exhibit C - Form of RBS/Sempra Financial Assurances Reimbursement and Indemnity Agreement
Exhibit D - I through D-V - Forms of Standard Financial Assurances

Schedules
Schedule 1 - Reorganization Plan
Schedule 1.1(a) - Relocation Costs
Schedule 1.1(b) - Tax Reserves
Schedule 1.1(c) - Freight Book Valuation Methodology
Schedule 1.1(d)(i) - Assigned Real Estate Leases
Schedule 1.1(d)(ii) - Assigned Warehouse Agreements
Schedule 1.1(e) - Accounting Principles
Schedule 1.1(f) - Assigned IP Contracts
Schedule 1.1(g) - Company Risk Policies and Limits
Schedule 1.1(h) - Indemnity Share
Schedule 1.1(i) – RBS Bilateral Facilities
Schedule 1.1(k) - Indicative Master Agreements
Schedule 1.1(l) – Lehman Receivables
Schedule 1.1(m) - Macquarie and ABN NA Power and Gas Assets
Schedule 1.1(n) – Palabora Assets
Schedule 1.1(q) - Transferred Companies
Schedule 1.1(r)(i) - Transferred Company Real Estate Leases
Schedule 1.1(r)(ii) - Transferred Company Warehouse Agreements
Schedule 1.1(s) - Transferred Holding Companies
Schedule 2.1(a) - Disclosed Encumbrances
Schedule 2.1(b)(ii)(C) - Transferred Intellectual Property
Schedule 2.1(b)(ii)(I) - IT Systems
Schedule 3.1(a) - Organization and Good Standing
Schedule 3.2(c) - Seller Party Consents
Schedule 3.3(a) - Transferred Equity Interests
Schedule 3.3(b)(ii) - No Other Equity Interest or Equity Commitments
Schedule 3.3(c) - Sufficiency of Assets
Schedule 3.4 - Material Adverse Effect Disclosures
Schedule 3.5(a)(i) - Employee Plans
Schedule 3.5(a)(ii) - Post-Employment Liabilities
Schedule 3.5(a)(iii) – Section 75 of the UK Pensions Act
Schedule 3.5(a)(iv) - Approved UK Compensation Arrangements
Schedule 3.5(b)(ii) - Employee Plan Qualifications
Schedule 3.5(c) - Employee Plan Proceedings
Schedule 3.5(d) - Employee Equity
Schedule 3.5(e) - Restricted Employee Plans
Schedule 3.5(f) - Collective Bargaining; Employee Proceedings

Schedule 3.5(i) - Bonus, Incentive, Retention, Change-In-Control and Deferred Compensation Awards
Schedule 3.6 - Compliance with Legal Requirements; Governmental Authorizations
Schedule 3.6(c)(i) - Governmental Authorizations
Schedule 3.6(c)(ii) - Governmental Authorizations Not Issued to a Transferred Company
Schedule 3.7(a) - Proceedings
Schedule 3.7(b) - Orders
Schedule 3.7(c) - Certain Disputes
Schedule 3.8 - Taxes
Schedule 3.10 - Environmental Compliance
Schedule 3.11(a) - Combined Business Reference Balance Sheet
Schedule 3.11(b) - Undisclosed Liabilities
Schedule 3.12(a) - Company Contracts
Schedule 3.12(b)(v) - Transferred Companies’ Third-Party IP Contracts
Schedule 3.12(c) - Company Contract Validity, Defaults and Prepayments
Schedule 3.12(c)(iv) - Real Estate Encumbrances
Schedule 3.12(d) - Company Contract Negotiation Status
Schedule 3.12(e) - Security Interests; Collateral
Schedule 3.12(f) - Sampling Methodology
Schedule 3.12(g) - Vessels
Schedule 3.13 - Affiliate Agreements
Schedule 3.14(a) - Policies
Schedule 3.14(b) - Policy Claims
Schedule 3.15(a) - Transferred Combined Business Intellectual Property
Schedule 3.15(d) - Intellectual Property Infringement Claims
Schedule 3.15(g) - IT Systems Rights
Schedule 3.16 - Financial Support Arrangements
Schedule 3.19 - Commodities Inventory Amounts
Schedule 4.2(b) - No Conflicts
Schedule 4.2(c) - Purchaser Third Party Consents
Schedule 7.1 - Interim Operations; Combined Business Employees
Schedule 7.1(a)(vii) - Specified Amounts
Schedule 7.1(a)(vii)(3) – Bonus Confirmation Letter
Schedule 7.1(a)(xv) - VAR Limits
Schedule 7.2(b) - Secondee Rights and Limitations
Schedule 7.3(b)(iii) - Landlord Consent
Schedule 7.4 - Information Delivery
Schedule 7.5(a) - Combined Business Employees
Schedule 7.5(k)(iv) - Severance Terms
Schedule 7.5(r) - Expatriate Combined Business Employees
Schedule 7.7(c) - Transition Planning
Schedule 7.11(c) – Modifications to Form Financial Assurances
Schedule 7.12(a) - Surviving Affiliate Agreements
Schedule 7.12(b) - Certain Expiring Leases
Schedule 7.13 – Trademarks
Schedule 8.2 - Termination Award Allocation

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Schedule 9.2 - Specified Matters
Schedule 9.4(b)(iii) - Tax Allocations (Indemnity)
Schedule 10.3(a)(i) - Certain Pre-Closing Tax Returns
Schedule 10.14(c) - Group Tax Relief

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement, dated as of February 16, 2010, is entered into by and among J.P. Morgan Ventures Energy Corporation, a Delaware corporation (“Purchaser”), Sempra Energy, a California corporation (“Sempra Energy”), The Royal Bank of Scotland plc, a public limited company incorporated in Scotland (“RBS,” and together with Sempra Energy, the “Seller Parents”), Sempra Energy Trading LLC, a Delaware limited liability company (“SET”), and RBS Sempra Commodities LLP, a limited liability partnership constituted under the Limited Liability Partnership Act of 2000 of the United Kingdom and the regulations made thereunder (the “Partnership” and, together with SET, the “Sellers” and each individually a “Seller” and, together with the Seller Parents, the “Seller Parties” and each individually, a “Seller Party”).  RBS also shall be considered a “Seller” in relation to the RBS Related Assets and Liabilities (as defined below).  The Sellers, the Seller Parents and the Purchaser each may be referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, each of the Seller Parents is party to the Master Formation and Equity Interest Purchase Agreement, dated as of July 9, 2007, as amended on April 1, 2008 (the “Formation Agreement”), pursuant to which the Seller Parents and certain affiliates of Sempra Energy collectively acquired, directly or indirectly, all of the Equity Interest in the Partnership.

WHEREAS, the Sellers directly and through certain of their direct and indirect Subsidiaries (including the Transferred Companies) are currently engaged in the global oil (including the related freight transactions), global metals, global coal, global emissions (other than emissions related to North American Power) (including carbon credits and emissions credits), global plastics, global agricultural Commodities and global concentrates Commodities trading and marketing business (including trading in any Commodities listed on the London Metal Exchange), the European power and gas business and the investor products business, including the businesses of the Transferred Companies (collectively, the “Combined Business”).

WHEREAS, prior to the Closing, the Sellers intend to effect the reorganization described on Schedule 1 (the “Reorganization”).

WHEREAS, the Sellers desire to sell (and to cause to be sold by the Subsidiaries of the Partnership) to the Purchaser, and the Purchaser desires to purchase from the Sellers, the Transferred Assets and the Transferred Holding Company Equity Interests (each as defined below), and to assume the Assumed Liabilities by the Purchaser in each case upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, concurrently with the execution of this Agreement, and as a condition of the willingness of the Seller Parties to enter into this Agreement, JPMorgan Chase & Co. (“Guarantor”) is entering into a guarantee in favor of the Seller Parties (the “Guaranty”) pursuant to which the Guarantor is guaranteeing obligations of the Purchaser and/or any of its Affiliates under this Agreement and, to the extent set forth therein, any Related

Agreement except to the extent that the Purchaser has delegated such obligations in accordance with, and such Guaranty is not required under, Section 10.8.

NOW, THEREFORE, the Parties, in consideration of the mutual promises and intending to be legally bound, agree as follows:

ARTICLE I.
DEFINITIONS AND USAGE

Section 1.1. Definitions.  For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Section 1.1:

“Accounting Expert” – as defined in Section 2.7(c).

“Acquired Permits” – all permits, licenses, approvals, qualifications and other similar Governmental Authorizations issued to any of the Seller Parties or any of their Subsidiaries (other than the Transferred Companies) by any Governmental Body in each case which exclusively relate to the Transferred Assets, but excluding any such permits, licenses, approvals, qualifications or similar Governmental Authorizations if the transfer thereof (A) is not permitted under Legal Requirements or the rules of any applicable licensing or permitting body (whether or not such body is a Governmental Body) or (B) would adversely affect, other than an inconsequential effect, a Seller or its ability to perform its obligations under any Related Agreement, in each case of clauses (A) and (B), in the reasonable judgment of the relevant Seller.

“Active Business Transferred Employees” – as defined in Section 7.5(a)(ii)(z)(A).

“Adjusted Estimated Closing RBS/SET Debt” – as defined in Section 7.23(a).

“Adjusted Final Closing RBS/SET Debt” – as defined in Section 7.23(d).

“Affiliate” – a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person.  A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; provided, that for purposes of this Agreement, the Transferred Companies shall not be deemed to be Affiliates of any of the Seller Parties from and after the Closing.

“Affiliate Agreement” and “Affiliate Agreements”  – as defined in Section 3.13.

“Agreed Adjustments” – the following balance sheet adjustments (to the extent not otherwise reflected on the applicable balance sheet and without duplication):

(a)           the increase of assets thereon by the aggregate amount of the costs associated with the relocation as described on Schedule 1.1(a);

(b)           the elimination of the amount of goodwill and any other intangible assets;

(c)           the elimination of any reserves in respect of Taxes reflected on Schedule 1.1(b);

(d)           if the mark to market value of the freight book as of the date of the Final Closing Balance Sheet exceeds the mark to market value of the freight book as of the date of the Combined Business Reference Balance Sheet as determined pursuant to Section 7.21, in each case determined in accordance with the methodology set forth in Schedule 1.1(c), an adjustment to increase the assets by 50% of such excess and, if such value as of the date of the Final Closing Balance Sheet is less than such value as of the date of the Combined Business Reference Balance Sheet as determined pursuant to Section 7.21, an adjustment to reduce the assets by 50% of such difference;

(e)           to the extent not otherwise required by IFRS, the accrual of any applicable penalties, interest, fees and expenses associated with the repayment of the Combined Business Debt; and

(f)           except as contemplated by clause (e) above, the elimination of any adjustments required under IFRS solely as a result of the transactions contemplated hereby.

“Agreement” – this Purchase and Sale Agreement, as the same may be amended, restated, modified or supplemented from time to time in accordance with its terms, and the Exhibits (so long as they are Exhibits), Schedules, the Seller Disclosure Letter and the Purchaser Disclosure Letter hereto.

“Allocation Notice of Objection” – as defined in Section 10.3(h)(ii).

“Assignment and Assumption Agreement” – the Assignment and Assumption Agreement, to be dated as of the Closing Date, by and among the Sellers and the Purchaser, in form and substance as reasonably agreed by the Parties prior to the Closing.

“Assigned Contracts” – (a) the SET Assigned Trading Agreements, (b) the Assigned Real Estate Leases, (c) the Assigned Warehouse Agreements, (d) the Assigned IP Contracts, and (e) all other Contracts (other than Trading Agreements and real property, Intellectual Property, information technology or communication systems Contracts) to which any SET Company (other than a Transferred Company) is a party to the extent exclusively relating to the Combined Business.

“Assigned IP Contract” – any Intellectual Property, information technology or communication systems Contract that is exclusively used in the Combined Business if such Contract may be transferred to the Purchaser and/or the Transferred Companies without any payment by the Seller Parties in excess of $5,000 per Contract, including the Contracts set forth on Schedule 1.1(f) (or, if a greater payment is required, the Parties will negotiate in good faith the proper allocation of payment among the Parties, and, upon the Parties’ agreement regarding allocation, such Contract will be deemed an Assigned IP Contract).

“Assigned Real Estate Lease” – any Lease set forth on Schedule 1.1(d)(i).

“Assigned Trading Agreements” – the Trading Agreements that are included in the RBS Related Assets and the SET Assigned Trading Agreements.

“Assumed Liabilities” – as defined in Section 2.2(a).

“Assigned Warehouse Agreement” – any Warehouse Agreement set forth on Schedule 1.1(d)(ii).

“BNP Facility” – the Amended and Restated Credit Agreement dated as of September 29, 2005 (as amended, restated, supplemented or otherwise modified and in effect from time to time) among Sempra Energy Trading LLC, RBS Sempra Metals & Concentrates LLC, RBS Sempra Energy Europe Limited and RBS Sempra Commodities SARL, the several lenders from time to time party thereto, BNP Paribas, as Lead Arranger, Administrative Agent, Collateral Agent, Swing Line Lender and Issuing Lender, ABN AMRO Bank N.V., as Co-Syndication Agent and Issuing Lender, and Standard Chartered Bank, as Co-Syndication Agent and Issuing Lender and Fortis Capital Corp., as Co-Documentation Agent and Issuing Lender and Societe Generale, as Co-Documentation Agent and Issuing Lender.

“Books and Records” – books of account, ledgers, general, financial, accounting and personnel records, files, invoices, customers’ and counterparty lists, documents, agreements, mailing lists, catalogues, brochures, sales data and information, advertising material, other distribution lists, billing records, sales and promotional literature, manuals, material client, counterparty and supplier correspondence (in all cases, in any form or medium, including computerized media).

“Burdensome Condition” – as defined in Section 7.3(b)(ii).

“Business Day” – a day other than Saturday, Sunday and any day on which banks located in the State of New York or in London are authorized or obligated to close.

“Canada Competition Act Approval” – (a) the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act (Canada), as amended (including the regulations promulgated thereunder) (the “Competition Act”) in respect of the transactions contemplated by this Agreement and such advance ruling certificate shall not have been rescinded prior to Closing; or (b)(i) the applicable waiting period has expired, been terminated pursuant to Section 123 of the Competition Act or compliance with Part IX of the Competition Act has been waived pursuant to Section 113(c) of the Competition Act, and (ii) the Commissioner or his/her authorized representative shall have advised the Purchaser in writing that the Commissioner does not at that time intend to make an application under Section 92 of the Competition Act with respect to the transactions contemplated by this Agreement, and neither the Commissioner nor any of his/her authorized representatives shall have rescinded or amended such advice.

“Cap Increase Request” – as defined in Section 7.11(c)(iii).

“Cap Increase Transaction” – as defined in Section 7.11(c)(iii).

“Cash” – all cash and cash equivalents computed in accordance with IFRS.

“Chosen Courts” – as defined in Section 10.5.

“Claimant Employee” - as defined in Section 7.5(t)(ii).

“Closing” – as defined in Section 2.5.

“Closing Date” – as defined in Section 2.5.

“Closing Payoff Combined Business Debt” – the Third-Party Debt other than the RBS/SET Debt.

“Code” – the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, in each case as in effect from time to time.  References to sections of the Code shall be construed also to refer to any successor sections.

“Collateralized TRS Agreements” – the RBS Collateralized TRS and the SET Collateralized TRS.

“Combined Business” – as defined in the Recitals.

“Combined Business Cap Usage Amount” – as defined in Section 7.11(c)(iii).

“Combined Business Confidential Information” – as defined in Section 7.6(b).

“Combined Business Data” – as defined in Section 2.1(b)(ii)(C)(1).

“Combined Business Debt” – as of any date, an amount equal to, without duplication, (a) all outstanding Indebtedness (including, for purposes of this definition, any obligations of the Combined Business with respect to repurchase agreements, any reimbursement obligations under letters of credit and any other amounts in the nature of and reflected as short-term borrowings) of the Combined Business on such date, including, without duplication, (i) Indebtedness of the Transferred Companies owed to RBS, the Partnership or any of their respective Affiliates (other than the Transferred Companies, (ii) intracompany Indebtedness of RBS related to the Combined Business and reflected as short-term borrowings and (iii) Indebtedness of the Combined Business (including Indebtedness of RBS in respect of the Combined Business) to Third Parties, in each case, together with all interest, fees and expenses associated with the repayment of such Indebtedness (in accordance with the terms thereof) on such date, and (b) (i) the excess, if any, of the amount of intercompany payables of the Combined Business due to the Partnership or any of the SET Companies (other than the Transferred Companies), other than intercompany payables arising under Trading Agreements that are Affiliate Agreements and that will not be terminated under Section 7.12, on such date over the amount of intercompany receivables of the Combined Business due from the Partnership or any of the SET Companies (other than the Transferred Companies), other than intercompany receivables arising under Trading Agreements that are Affiliate Agreements and that will not be terminated under Section 7.12, on such date and (ii) the excess, if any, of the amount of intercompany payables (including any “gold leases”) of the Combined Business due to RBS and its Subsidiaries (other than the Partnership and the SET Companies), other than intercompany payables arising under Trading Agreements that are Affiliate Agreements and that will not be terminated under Section 7.12, on such date over the amount of intercompany receivables of the Combined Business due from RBS and its Subsidiaries (other than the Partnership and the SET Companies), other than intercompany receivables arising under Trading Agreements that are Affiliate Agreements and that will not be terminated by Section 7.12, on such date, in each case in clauses (a) and (b) to the extent such item would have been reflected if the Combined Business Reference Balance Sheet had been prepared on such date.

“Combined Business Employee” – as defined in Section 7.5(h).

“Combined Business Leased Real Estate” – any real property subject to a Combined Business Real Estate Lease or the subject of a Combined Business Warehouse Agreement.

“Combined Business Material Adverse Effect” – any material adverse effect on (a) the business, assets, liabilities, operations or financial condition of the Combined Business, taken as a whole, or (b) the ability of the Seller Parties to perform their material obligations under this Agreement and any Related Agreement or to consummate the transactions contemplated hereby and thereby; provided, that any such effect shall, to the extent resulting from the following, be disregarded in determining whether a “Combined Business Material Adverse Effect” has occurred or would reasonably be expected to occur: (i) any changes in Legal Requirements (or official interpretations thereof) applicable to the Combined Business, including its Commodities trading businesses; (ii) changes in general economic, monetary, market or financial conditions, including changes in prevailing interest rates, currency exchange rates, capital markets, Commodities prices or the Commodities markets in general, whether in the United States or any other country or international market; (iii) acts of God, calamities, national or international political or social conditions, including the engagement in or escalation by any country or any non-state actor in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to a formal declaration of emergency or war, or the occurrence of any military or terrorist attack; (iv) changes in IFRS, generally accepted accounting principles in the United States of America or regulatory accounting principles applicable to the Combined Business (whether in the United States or any other jurisdiction or market); (v) changes in the composition, number or identity of the employees of the Combined Business; (vi) any failure by the Combined Business to meet any estimates of revenues, profit or net income for any period; provided, that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or occurrence underlying such failure has resulted in, or contributed to, a Combined Business Material Adverse Effect; (vii) actions or omissions of any of the Seller Parties or their respective Subsidiaries expressly required by the terms of this Agreement or taken with the prior written consent of the Purchaser; (viii) the announcement of, or to the extent reflected in the Final Closing Book Value, the pendency of, the transactions contemplated by this Agreement or the Related Agreements, including by reason of the identity of the Purchaser or any communication by the Purchaser regarding the plans or intentions of the Purchaser with respect to the conduct of the Combined Business and (ix) any adverse change or effect to the extent resulting from (A) the Purchaser’s refusal to consent to any action requiring its consent pursuant to Section 7.1 and with respect to which its consent has been requested by the Sellers in writing pursuant to Section 7.1, or (B) the Purchaser’s material breach of its obligations under this Agreement; except, in the case of each of the foregoing clauses (i)-(iii) to the extent the same has had or would reasonably be expected to have a disproportionate effect on the Combined Business relative to the effect generally on other companies operating in any of the Combined Core Businesses.

“Combined Business Real Estate Lease” – any Assigned Real Estate Lease or Transferred Company Real Estate Lease.

“Combined Business Reference Balance Sheet” – the consolidated and combined balance sheet of the Combined Business, a copy of which is attached as Schedule 3.11(a), setting forth the total assets, liabilities and consolidated equity of the Combined Business as of November 30, 2009, including the components thereof, and prepared in accordance with IFRS on a basis consistent with past practice of the Combined Business, including the valuation and other conventions and principles thereunder, including RBS’, the Partnership’s and the SET Companies’ methodologies based on past practice, certain principles of which are set forth on Schedule 1.1(e).

“Combined Business Warehouse Agreement” – any Assigned Warehouse Agreement or Transferred Company Warehouse Agreement.

“Combined Core Businesses” – Commodity Transactions with respect to oil (and byproducts thereof), electricity, natural gas, liquefied natural gas, base metals, coal, liquefied petroleum gas, biofuels, carbon credits and emissions credits, but excluding Commodity Transactions in respect of the Excluded Business.

“Commodities Trading and Services Agreement” – one or more agreements among the Parties, and reflecting the terms, set forth in the Summary of Principal Terms and Conditions attached hereto as Exhibit A, in such form and together with such other terms and conditions as are not inconsistent with the terms and conditions set forth on such Summary, as shall be reasonably satisfactory to each of the Parties, which reasonableness shall be judged in the context of the overall transactions contemplated by this Agreement.

“Commodity” – the meaning assigned to such term in the United States Commodity Exchange Act as in effect on the date of this Agreement.

“Commodity Transactions” – (a) spot, forward, futures, option, deposit, consignment, loan, lease, swap, exchange, sale, purchase and repurchase (including reverse repurchase and prepaid forward transactions) transactions, hedge transactions, allocated transactions, unallocated transactions, forward rate agreements, cap agreements, floor agreements, collar agreements, or any combination thereof or option or derivative thereon or similar transaction, in any case involving any Commodity or indices on, or comprised of, any Commodity; (b) dealing, market-making, clearing, brokering, trading, marketing, pre-pays, buying, selling or distributing Commodities or transactions of the type described in clause (a) of this definition; and (c) refining, processing, blending, tolling, otherwise altering, producing, marketing, distributing (at wholesale and retail), storing, shipping, transporting and generating Commodities through agreements with Third Parties.

“Company Contracts” – as defined in Section 3.12(b).

“Company Risk Policies and Limits” – the written policies of the Partnership and the SET Companies and, if and to the extent applicable to the Combined Business, RBS, that are intended to mitigate, reduce or otherwise manage the risk profile of the Combined Business, in the form set forth on Schedule 1.1(g), as the same may be amended from time to time, subject to Section 7.1(a)(xvi).

“Consent” – any approval, consent, ratification, waiver or other authorization.

“Continuing Employees” – as defined in Section 7.5(h).

“Contract” – any contract, Lease, license, evidence of Indebtedness, mortgage, indenture, security agreement or other commitment, undertaking or agreement (whether written or oral) that is legally binding.

“Credit Rating Event” – as of any date after the date hereof, Guarantor’s senior unsecured long-term indebtedness ceases to be rated at least the Requisite Rating by at least two of Standard & Poor’s, Fitch or Moody’s Investor Service, Inc., with the “Requisite Rating” being “A” in the case of Standard & Poor’s and Fitch and “A1” in the case of Moody’s Investor Service, Inc.

“Credit Support Replacement Action” – as defined in Section 7.11(c)(i)(A)(1).

“CTA Master Agreement” – the Commodities Trading Activities Master Agreement, dated as of April 1, 2008, by and between RBS, the Partnership and the SET Companies.

“Damages” – subject to the duty to mitigate, any and all actual and incurred damages, losses, claims, penalties, liabilities, costs and expenses (including all fines, interest, reasonable legal fees and expenses and amounts paid in settlement, but (a) excluding punitive damages and (b) also excluding lost profits or consequential, special or indirect damages but, in the case of (b), only to the extent such lost profits or damages are (i) based on any special circumstances of the Indemnified Person or (ii) not the natural, probable and reasonably foreseeable result of the event that gave rise thereto or the matter for which indemnification is sought hereunder and, with respect to indemnification by Seller Parents for Taxes (including any representation or warranty with respect to Taxes), without limitation or duplication, Damages shall include the utilization or set-off of any Relief available to any of the Section 9.2 Indemnified Persons or the Transferred Companies, where such Relief was either treated as an asset in the Final Closing Balance Sheet or arose or accrued on or after Closing.  Damages shall be determined on a net after-Tax basis, taking into account reduction of Tax Liability resulting from the Damages, if any, and the effect of any indemnity payment related to the Damages, if the indemnity payment is not treated as a reduction in the Purchase Price under Section 10.3(f) hereof or is otherwise treated as a taxable payment.

“De Minimis Damages” – any single claim (or series of claims arising from the same or similar facts, events or circumstances) for Damages in an amount that is equal to or less than $2,000,000.

“Designated Related Employees” – as defined in Section 7.5(b).

“Designated Scheduled Transition Employees” – as defined in Section 7.5(c).

“Determination Date” – as defined in the definition of “Mandatory Governmental Approvals.”

“Effective Hire Date” – as defined in Section 7.5(g).

“Eligible Inactive Business Employees” – as defined in Section 7.5(d).

“Employee Plans” – as defined in Section 3.5(a).

“Encumbrance” – any lien, option, pledge, assessment, Lease, adverse claim, levy, charge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, conditional sale Contract, right of first refusal or similar restriction or Contract to grant any of the foregoing.

“Environmental Laws” – Legal Requirements relating to contamination, pollution or the protection of human health (as it relates to exposure to any Hazardous Material or substance), natural resources or the environment.

“Environmental Permits” – as defined in Section 3.10(a)(ii).

“Equity Commitment” – (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, or other Contracts that could require a Person to issue any of its Equity Interests or to sell any Equity Interests it owns in another Person; (b) any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for any Equity Interest of a Person or owned by a Person; (c) statutory pre-emptive rights or pre-emptive rights granted under a Person’s Governing Documents; and (d) stock appreciation rights, phantom stock, profit participation, or other similar rights with respect to a Person.

“Equity Interest” – (a) with respect to a corporation, any and all shares of capital stock; (b) with respect to a partnership (including a limited liability partnership constituted under the Limited Liability Partnership Act 2000 of the United Kingdom and the regulations made thereunder), limited liability company, trust or similar Person, any and all membership interests, units, ownership interests or other partnership/limited liability company interests; and (c) any other direct or indirect equity ownership, participation or voting right or interest in a Person (including any Contract in the nature of a voting trust or similar agreement or understanding or indebtedness having general voting rights).

“ERISA” – as defined in Section 3.5(a).

“ERISA Affiliate” – with respect to any Person, each business or entity which is a member of a “controlled group of corporations,” under “common control” or a member of an “affiliated service group” with such Person within the meaning of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with such Person under Section 414(o) of the Code, or under “common control” with such Person within the meaning of Section 4001(a)(14) of ERISA.

“Estimated Closing Balance Sheet” – a consolidated and combined balance sheet of the Combined Business setting forth the Sellers’ good faith estimate of the total assets, liabilities and consolidated equity of the Combined Business as of the Closing Date based on the balance sheets of the Transferred Companies and balance sheet and other available data regarding the Transferred Assets and Assumed Liabilities, in each case as of the last day of the most recently completed month and other available data regarding the then-current month (but prior to the repayment of any of the Combined Business Debt outstanding on the Closing Date) prepared by the Sellers in accordance with IFRS and on a basis consistent with the Combined Business Reference Balance Sheet (including identification on the Estimated Closing Balance Sheet of an estimate of the Estimated Closing Book Value, the Estimated Closing Combined Business Debt and, without duplication, the Estimated Closing RBS/SET Debt), except that the Agreed Adjustments shall be made thereon.

“Estimated Closing Book Value” – the consolidated and combined equity of the Combined Business on the Closing Date as set forth on the Estimated Closing Balance Sheet.

“Estimated Closing Combined Business Debt” – the outstanding balance of all Combined Business Debt as of immediately prior to the Closing as set forth on the Estimated Closing Balance Sheet.

“Estimated Closing RBS/SET Debt” – as defined in Section 7.23(a).

“Estimated Purchase Price” – as defined in Section 2.3.

“Excluded Assets” – as defined in Section 2.1(c)(i).

“Excluded Business” – to the extent currently or historically operated by any of the Sellers or any of their Subsidiaries (other than the Transferred Companies), power and gas Commodities and marketing businesses operating in the United States, Canada and Mexico, the U.S. emissions (including carbon credits and emissions credits) trading and marketing business and the commercial and industrial electricity business of the

Sellers or any of their Subsidiaries (other than the Transferred Companies) (including the business of Sempra Energy Solutions LLC).

“Excluded Employee” as defined in Section 7.5(f).

“FCPA” – the Foreign Corrupt Practices Act of 1977, as amended.

“Final Allocation Schedule” – as defined in Section 10.3(h)(ii).

“Final Closing Amount” – as defined in Section 2.7(b).

“Final Closing Balance Sheet” – as defined in Section 2.7(b).

“Final Closing Book Value” – as defined in Section 2.7(b).

“Final Closing RBS/SET Debt” – as defined in Section 2.7(b).

“Final Termination Date” – as defined in Section 7.5(a)(iv).

“Financial Assurance” – as defined in Section 7.11(c)(i).

“Financial Assurance Beneficiary” – as defined in Section 7.11(c)(i).

“Financial Assurance Reimbursement and Indemnity Agreements” – as defined in Section 7.11(c)(v).

“Financial Support Arrangements” – as defined in Section 3.16.

“Formation Agreement” – as defined in the Recitals.

“FSA” – the United Kingdom Financial Services Authority.

“Full Recourse Reference Transaction” – as defined in Section 7.11(b).

“Governing Documents” – with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a general partnership or limited liability partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the certificate of formation and limited liability company agreement; (e) if another type of Person, any charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (f) all equityholders’ agreements, voting agreements, voting trust agreements or other similar agreements or documents relating to the organization, management or operation of such entity; and (g) any amendment or supplement to any of the foregoing.

“Governmental Authorization” – any Consent, license, qualification, certificate, franchise, confirmation, registration, clearance, Order or permit issued, granted, given or otherwise made available by or under the authority of, or any required notification to, any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” – any international, federal, state, local, municipal, foreign or other governmental or quasi-governmental authority or self-regulatory organization of any nature of competent authority (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers) or exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, enforcement, regulatory or taxing authority or power.

“Group Tax Relief” – any right to reallocate Tax and Reliefs between members of a group or consortium or other association for Tax purposes including by way of (a) the surrender of losses, (b) the surrender of Tax refunds, (c) the surrender of relievable Tax, (d) the ability to reallocate a profit, gain or loss for Tax purposes, (e) the ability to reallocate any Tax arising as a result of any Transferred Company ceasing to be a member of a group or consortium or other association for Tax purposes with the Sellers, (f) the ability to rollover a gain on the assets of one member into the cost (for Tax purposes) of the assets of another, (g) the ability to reallocate any liability to settle Tax, (h) the ability to disregard entities for Tax purposes with the consequence that the Tax liability falls on a different entity and (i) the ability to transfer any other Relief between members of a group or consortium or other association for Taxation purposes, whether in the United Kingdom or any other jurisdiction.

“Guaranty” – as defined in the Recitals.

“Guarantor” – as defined in the Recitals.

“Hazardous Materials” – all hazardous, dangerous or toxic materials or substances, including natural gas, petroleum and petroleum products (including crude oil or any fraction thereof), asbestos and asbestos-containing materials, mold, polychlorinated biphenyls, radiation, lead-containing paint and any other material that is regulated pursuant to any Environmental Laws or that could reasonably be expected to result in Liability under any Environmental Laws.

“HB Ordinary Course Matters” – all acts and omissions otherwise restricted hereunder and pertaining to (i) any Real Estate Lease in respect of warehouses and any Warehouse Agreement, where the total rents or payments over the contract term is $2 million or less, provided that the total number of such Real Estate Leases or such Warehouse Agreements in any calendar quarter does not exceed ten, or (ii) Warehouse Agreements in respect of pay-as-use space.

“HMRC” – as defined in Section 10.15(b).

“HSR Act Approval” – the approval of the U.S. Department of Justice or the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, including the regulations promulgated thereunder, or the expiration or early termination of the applicable waiting period thereunder.

“IFRS” – the International Financial Reporting Standards promulgated by the International Accounting Standards Board (which includes standards and interpretations approved by the International Accounting Standards Board and International Accounting Standards issued under previous constitutions), together with its pronouncements thereon from time to time, as adopted by the European Union, and applied on a basis consistent with the Partnership’s and the SET Companies’ historic accounting principles and practices.

“Inactive Business Employees” – as defined in Section 7.5(d).

“Indebtedness” – with respect to any Person, any obligations of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than payables or accruals incurred in the Ordinary Course of Business, including in connection with any trades, hedges or other transactions entered into in connection with the Partnership’s and/or the SET Companies’ trading activities), (d) under capital leases, or (e) in the nature of guarantees of the obligations described in clauses (a) through (d) above of any other Person (but does not include any Cash collateral or any obligation under any credit support agreement to return any posted collateral (including Cash collateral) in each case relating to the Trading Agreements).

“Indemnified Person” – as defined in Section 9.3.

“Indemnifying Person” – as defined in Section 9.5(a).

“Indemnity Share” – as to RBS and Sempra Energy, the percentage set forth next to such Seller Parent’s name on Schedule 1.1(h), which schedule may be updated by RBS and Sempra Energy acting jointly at any time before or at the time of the identification of the specified accounts for payment pursuant to Section 2.3 so long as (a) no percentage for either of RBS or Sempra Energy set forth in any such updated Schedule 1.1(h) differs from the percentage for such Seller Parent set forth on Schedule 1.1(h) as delivered on the date hereof by more than ten percent (10%) and (b) the percentages set forth on the updated schedule, together, equal 100%.

“Intellectual Property” – any or all of the following in any jurisdiction throughout the world and all rights in or arising out of: (a) all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (c) all copyrights, mask works and all registrations and applications relating to any of the foregoing, and all other rights corresponding thereto; (d) all computer software, including all source code, object code, firmware, development tools and files; (e) all industrial designs and any registrations and applications therefor; (f) all Trademarks; (g) all databases and data collections and all rights therein; (h) all moral rights of authors and inventors, however denominated, and (i) any similar or equivalent rights to any of the foregoing anywhere in the world.

“IT Systems” – as defined in Section 2.1(b)(ii)(I).

“JPM Bank” – as defined in Section 10.8.

“Knowledge” – with respect to the Seller Parties, the actual knowledge as of the date hereof of the Persons employed by such Seller Party or its Subsidiaries directly responsible for the oversight of the Partnership and the SET Companies (after reasonable inquiry and reasonable consultation by such Persons with Persons employed by the Partnership and the SET Companies directly responsible for the applicable information) and, with respect to the Purchaser, the actual knowledge as of the date hereof of the persons employed by the Purchaser directly responsible for the negotiation of the transactions contemplated by this Agreement (after reasonable inquiry and reasonable consultation with Persons employed by Purchaser or its Affiliates responsible for the applicable information), in each case as of the date hereof.

“Lease” – any ground lease, lease or rental agreement pertaining to the occupancy of any real property or any lease or rental agreement, license, Contract, right to use or installment and conditional sale agreement pertaining to the leasing or use of any Tangible Personal Property; provided that gold leases shall not be deemed to be Leases for purposes hereof.

“Legal Requirement” – any laws, statutes, treaties, rules, regulations, ordinances, judgments, decrees, principles of common law, codes, orders and other pronouncements having the effect of law of any Governmental Bodies, including all Governmental Authorizations.

“Lehman” – as defined in Section 7.20.

“Lehman Payable” –  the principal amount of the outstanding payable of RBS Sempra Commodities S.à r.l. (formerly known as Sempra Oil Trading S.à r.l). to Lehman, as reflected on the Final Closing Balance Sheet.

“Lehman Receivables” – the receivables of the Combined Business from Lehman described in Schedule 1.1(l).

“Lehman Remaining Amount” – as defined in Section 7.20.

“Liability” – with respect to any Person, any Indebtedness, liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required by IFRS to be accrued on the financial statements of such Person.

“LLP Agreement” – the Limited Liability Partnership Agreement of the Partnership, dated as of April 1, 2008, as amended.

“Macquarie and ABN NA Power and Gas Assets” – (a) the North American power and gas trades of the Combined Business in the "Macquarie Book", along with related hedges and reserves, as described in the notes to the Combined Business Reference Balance Sheet and more particularly described in Schedule 1.1(m), and (b) the North American power and gas trades of the Combined Business in the "ABNLEG Book", along with related hedges and reserves, as described in the notes to the Combined Business Reference Balance Sheet and more particularly described in Schedule 1.1(m).

“Mandatory Governmental Approvals” – the (i) the approval of the FSA (with respect to change of controller), (ii) HSR Act Approval, (iii) Canada Competition Act Approval, (iv) the Swiss Approval, and (v) the non-objection or approval in respect of competition or merger control of the Governmental Bodies in each of the jurisdictions that any Party reasonably determines is required for the consummation of the transactions contemplated by this Agreement, which determination shall be made not later than five (5) Business Days after all relevant information reasonably necessary to make such determination is provided to the Purchaser by the Seller Parties (such date, the “Determination Date”).

“Market Rate Swap Agreements” – (a) the Index Swap agreements, each dated April 1, 2008, between RBS, on the one hand, and each of (i) RBS Sempra Energy Europe D.O.O., (ii) RBS Sempra Energy Europe KFT, (iii) RBS Sempra Metals & Concentrates LLC, (iv) RBS Sempra Plastics LLC, (v) RBS Sempra Commodities Sarl (formerly Sempra Oil Trading Sarl), (vi) RBS Sempra Energy Europe Limited, (vii) RBS Sempra Energy Europe S.R.O., (viii) RBS Sempra Metals Limited and (ix) SET, on the other hand and (b) any other swaps, including back-to-back swaps, between RBS, on the one hand, and any Transferred Company, on the other, entered into for the same purpose as the foregoing that have been identified to the Purchaser by the Seller Parties no later than five (5) Business Days prior to the Closing.

“Master Agreement” – any master trading agreements, including Contracts of the type set forth on Schedule 1.1(k), (a) under which the Partnership, any SET Company or RBS executes transactions as part of the Combined Business or is otherwise employed in the Combined Business or (b) with respect to which the Partnership, any SET Company or RBS is a credit support provider or guarantor in respect of the Combined Business.

“Net Trading Revenue” – for any period, the total realized gains, unrealized mark-to-market gains and fee and interest income generated by trading activities, net of interest expense and transaction fees and expenses for such period, in each case determined in accordance with IFRS.

“No-Offer Notice” – as defined in Section 7.5(a)(iii).

“Non-Disclosure Agreement” – the non-disclosure agreement dated December 16, 2009, by and among the Purchaser, RBS and Sempra Energy.

“Notice of Objection” – as defined in Section 2.7(b).

“Order” – any order, writ, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator (in each case, whether preliminary or final).

“Ordinary Course of Business” – the ordinary course of business of a Person, provided, that an action taken by a Person will be deemed to have been taken in the ordinary course of business if that action is substantially consistent with the past practices of such Person; provided, further, that the ordinary course of business of the Combined Business shall refer to the ordinary course of business of (i) the Transferred Companies, (ii) the Partnership and the SET Companies (other than the Transferred Companies) in respect of the Transferred Assets and Assumed Liabilities (other than the RBS Related Assets and Liabilities), and (iii) RBS, solely in respect of the RBS Related Assets and Liabilities.

“Other Business Cap Usage Amount” – as defined in Section 7.11(c)(iii).

“Other Payroll Taxes” –  payroll taxes, including National Insurance Contributions, but excluding UK Bank Payroll Tax.

“Outside Date” – the date that is ninety (90) calendar days from the Determination Date, subject to extension one or more times upon the mutual written agreement of the Purchaser and any Seller Parent upon written notice to the other Parties prior to the termination of this Agreement, which notice shall set forth a new Outside Date that is two (2) calendar months after the then-current Outside Date; provided that, (x) the Purchaser or any Seller Parent shall each have the right (exercisable (i) only once by the Purchaser, and (ii) one or more times by any Seller Parent), prior to receipt of a valid written notice of termination pursuant to Section 8.1(b), to extend the Outside Date by two (2) calendar months if at such time all of the closing conditions set forth in Sections 5.1 and 6.1 have been satisfied or waived (or are reasonably capable of being satisfied) other than those conditions in Section 5.1(a) and Section 6.1(a), and (y) the Purchaser shall have the right (exercisable no more than three (3) times), prior to receipt of a valid written notice of termination pursuant to Section 8.1(b), and subject to compliance with Section 7.3(a) in respect thereof, to extend the Outside Date by one (1) calendar month following any extension under clause (x) of this definition or a prior extension under this clause (y) if at the time of the relevant extension all of the closing conditions set forth in Sections 5.1 and 6.1 have been satisfied or waived other than the condition relating to receipt of the Swiss Approval if the Swiss Approval condition is still in existence; provided further that, if the Purchaser is the extending Party, then prior to exercising such extension the Purchaser shall have made a good faith determination that, in the case of clause (x), the conditions set forth in Sections 5.1(a) and 6.1(a) are, or in the case of clause (y), the condition relating to receipt of the Swiss Approval is, reasonably capable of being satisfied prior to the end of such extension period; provided, further, that, in no event shall the Outside Date be later than (A) December 2, 2010, in the case of any extension under clause (x), and (B) October 2, 2010, in the case of any extension under clause (y), and any extension that would otherwise extend to a date that is later than such date shall be deemed an extension to such date.

“Overprovision” – as defined in Section 10.3(g)(i).

“Palabora Assets” – means the trading agreement of the Combined Business with Palabora Mining Company Ltd, along with related hedges and reserves, that are more particularly described in Schedule 1.1(n).

“Partnership” – as defined in the preamble.

“Partnership Financial Statements” – collectively, (a) the audited consolidated balance sheet of the Partnership and its Subsidiaries as of December 31, 2008, and the audited consolidated statements of income and cash flows of the Partnership and its Subsidiaries for the year ended December 31, 2008, including any notes thereto, and (b) the unaudited consolidated balance sheet and unaudited consolidated statement of income of the Partnership and its Subsidiaries as of and for the eleven months ended November 30, 2009.

“Party” and “Parties” – as defined in the preamble.

“Permissible Trading Activities” – the conduct of any aspect of the Commodities-related trading businesses comprising part of the Combined Business in the Ordinary Course of Business, including, in the case of the trader guidelines referred to in Schedule 1.1(g), the application or modification of, or deviation from, such guidelines in the Ordinary Course of Business.

“Permitted Encumbrance” – (a) any Encumbrance for Taxes, assessments, government charges or levies not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with IFRS and reflected on the Combined Business Reference Balance Sheet, the Estimated Closing Balance Sheet or the Final Closing Balance Sheet, as applicable, (b) any statutory Encumbrance arising in the Ordinary Course of Business by operation of Legal Requirements with respect to a Liability that is not yet due or delinquent or that is being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with IFRS and reflected on the Combined Business Reference Balance Sheet, the Estimated Closing Balance Sheet or the Final Closing Balance Sheet, as applicable, (c) Encumbrances of vendors, suppliers, carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course of Business that are not material in nature, (d) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, (e) minor survey exceptions, reciprocal easement agreements and other customary encumbrances on titles to real property that (i) were not incurred in connection with any Indebtedness, (ii) do not render title to the property encumbered thereby unmarketable and (iii) do not, individually or in the aggregate, materially adversely affect the value or use of such property for its current and anticipated purposes, (f) Encumbrances incurred in the Ordinary Course of Business to secure Combined Business Debt that will be discharged pursuant to Section 7.23 or in respect of which the Transferred Companies will be released as borrowers, pledgors or account beneficiaries pursuant to Section 7.22, in each case following the Closing, (g) Encumbrances incurred in the Ordinary Course of Business to secure any obligations under Trading Agreements that are Assigned Trading Agreements or to which a Transferred Company is a party (but neither the Partnership nor any other SET Company is a party following the Closing but subject to Sections 2.2(c) and 7.11), (h) other Encumbrances incurred in the Ordinary Course of Business that are not material in respect of the relevant asset, (i) liens granted to a broker, bank, exchange, clearing organization or other financial institution securing obligations (including fees, expenses, service charges and margin requirements) owing to such broker, bank, exchange, clearing organization or other financial institution as a matter of law or under any account agreement entered into in the Ordinary Course of Business with such broker, bank, exchange, clearing organization or other financial institution, provided that (i) a Transferred Company (but neither the Partnership nor any other SET Company following the Closing but subject to Sections 2.2(c) and 7.11) is a party to such account agreement or (ii) such account agreement is in respect of an Assigned Trading Agreement, and (j) Encumbrances that will be discharged following the Closing but subject to Sections 7.11 and 7.23(c).

“Person” – any natural person, corporation, general partnership, limited partnership, limited liability partnership, limited liability company, joint venture, trust, union, proprietorship, Governmental Body or other entity, association or organization of any nature, however and wherever organized or constituted.

“Physical Energy Infrastructure Assets” – physical assets used for the generation, production, transmission, storage, refining, distribution or similar or related handling or processing of electricity, oil, coal, natural gas or other energy related products or Commodities, including power plants, electric and gas distribution or transmission facilities, pipelines, storage fields, gas gathering and processing facilities, exploration and production equipment, liquefied natural gas liquefaction and regasification terminals and liquefied natural gas ships and tankers.

“Policies” – as defined in Section 3.14(a).

“Post-Closing Business” – as defined in Section 7.6(i).

“Post-Closing RBS Tax Returns” – as defined in Section 10.3(a)(v).

“Pre-Closing Period” – any taxable year or other taxable period ending on or before the Closing Date.

“Pre-Closing RBS Tax Returns” – as defined in Section 10.3(a)(ii).

“Pre-Closing Tax Returns” – as defined in Section 10.3(a)(i).

“Prior Closing Date” – April 1, 2008, the date of the closing under the Formation Agreement.

“Prior Closing Straddle Period” – any taxable period that begins before and ends after the Prior Closing Date.

“Proceeding” – any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether public or private) commenced, brought, conducted or heard by or before any Governmental Body or arbitrator.

“Proposed Allocation Schedule” – as defined in Section 10.3(h)(ii).

“Proposed Final Closing Amount” – as defined in Section 2.7(a).

“Proposed Final Closing Balance Sheet” – as defined in Section 2.7(a).

“Proposed Final Closing Book Value” – as defined in Section 2.7(a).

“Proposed Final Closing RBS/SET Debt” – as defined in Section 2.7(a).

“Purchase Price” – as defined in Section 2.3.

“Purchaser” – as defined in the preamble.

“Purchaser Disclosure Letter” – as defined in the introductory paragraph to Article IV.

“Purchaser Financial Assurance” – as defined in Section 7.11(a)(A)(1).

“Purchaser Material Adverse Effect” – any material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement and the Related Agreements or to consummate the transactions contemplated hereby and thereby.

“Purchaser Termination” – as defined in Section 7.5(l)(ii)(1).

“Purchaser Welfare Plans” – as defined in Section 7.5(k)(iii).

“RBS” – as defined in the preamble.

“RBS Bilateral Facilities” – means the facilities set forth in Schedule 1.1(i).

“RBS Collateralized TRS” – the 1992 ISDA Master Agreement, together with the schedule, credit support annex and confirmation thereto, to be dated as of the Closing Date, by and between the Purchaser or an Affiliate of the Purchaser and RBS in substantially the form set forth as Exhibit B, where there may be several such ISDA Master Agreements but in every case, the relevant Affiliate of Purchaser must either be JPM Bank or be guaranteed by a permitted guarantor as described in the “Guaranties” section of the term sheet for the Commodity Trading And Services Agreement attached as Exhibit A.

“RBS/SET Debt” – at any time, (i) the Combined Business Debt other than the Third-Party Debt and (ii) the Third-Party Debt owed by RBS or any of its Subsidiaries (other than the Partnership and the SET Companies).

“RBS Financial Assurances Reimbursement and Indemnity Agreement” – the Financial Assurances Reimbursement and Indemnity Agreement, to be dated as of the Closing Date, between the Purchaser and RBS in substantially the form set forth on Exhibit C.

“RBS Related Assets and Liabilities” – the RBS Related Assets and the Liabilities of RBS and its Subsidiaries (other than the Partnership and the SET Companies) included in the Assumed Liabilities.

“RBS Related Assets” – all right, title and interest of RBS or any of its Subsidiaries (other than the Partnership and the SET Companies) in the assets (including Contracts whether in the money or out of the money) reflected in the Combined Business Reference Balance Sheet, adjusted to reflect:

(a) any assets of the same type as such assets acquired for the Combined Business in the Ordinary Course of Business for the account of RBS or any of its Subsidiaries (other than the Partnership and the SET Companies) after November 30, 2009 and prior to the Closing by any of the SET Companies in accordance with the CTA Master Agreement; and

(b) any disposition in the Ordinary Course of Business of such assets or such other assets referred to in clause (a) prior to the Closing.

“RBS Tax Damages” – any Damages subject to indemnification under Section 9.2(a) as a result of a breach of the representations and warranties of the Sellers set forth in Section 3.8(e), under Section 9.2(e)(vi) if RBS or any of its Affiliates is the party whose failure resulted in such Damages or under any of Section 9.2(h) or (i).

“Real Estate Lease” – any Lease in respect of real property.

“Receiving Party” – as defined in Section 7.6(d).

“Registered” – issued by, registered with, renewed by or the subject of a pending application before any Governmental Body or domain name registrar, including (a) in respect of patents, all divisions, continuations, continuations-in-part, extensions and reissues, and (b) in respect of copyrights, all extensions, restorations and reversions thereof.

“Rejecting Employee” – as defined in Section 7.5(a)(ii).

“Rejection Notice” – as defined in Section 7.5(a)(iii).

“Related Agreements” – the following agreements:

(a)           the Commodities Trading and Services Agreements;

(b)           the RBS Financial Assurances Reimbursement and Indemnity Agreement;

(c)           the Sempra Financial Assurances Reimbursement and Indemnity Agreement;

(d)           the Collateralized TRS Agreements;

(e)           Guarantees from Guarantor in respect of the obligations of the Purchaser and its delegees under the other Related Agreements, substantially in the form of the Guaranty; and

(f)           Assignment and Assumption Agreement by and among Sellers and Purchaser, in form and substance as reasonably agreed by the Parties.

“Relief” – any relief, loss, allowance, exemption, set-off, deduction or credit in computing or against profits or Tax.

“Reorganization” – as defined in the Recitals.

“Representative” – with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

“Requested Amount” – as defined in Section 7.11(c)(iii).

“Requisite Exposure Rating” – as defined in Section 7.11(c)(v).

“Requisite Rating” – as defined in the definition of “Credit Rating Event.”

“Restricted Collateral Transaction” – as defined in Section 7.24.

“Retained Liabilities” – as defined in Section 2.2(b).

“Retained Rejected Employee” – as defined in Section 7.5(a)(iii).

“Retained Materiality Representations” – means the representations and warranties contained in Sections 3.2(b)(iii), 3.2(c), 3.3(b)(i) (but only the second sentence thereof), 3.3(c), 3.4, 3.5(a), 3.5(i), 3.6(c) (first sentence), 3.10(a)(ii), 3.11(a), 3.12(b), 3.12(c)(i) (except for clause (B)), 3.12(c)(ii) (in the third line), 3.14(b) and 3.15(a).

“Saving” – as defined in Section 10.3(g)(iii).

“Schedule” – each schedule provided by the Sellers or the Purchaser, as applicable, in accordance with this Agreement.

“Scheduled Transition Employees” – as defined in Section 7.5(c).

“Section 9.2 Indemnified Persons” – as defined in Section 9.2.

“Section 9.3 Indemnified Persons” – as defined in Section 9.3.

“Seller” and “Sellers” – as defined in the preamble.

“Seller 401(k) Plan” – as defined in Section 7.5(p)(i).

“Seller Confidential Information” – as defined in Section 7.6(c).

“Seller Disclosure Letter” – as defined in the introductory paragraph to Article III.

“Seller Financial Assurance” – as defined in Section 7.11(c)(i).

“Seller Financial Assurances Credit Rating Event” – as defined in Section 7.11(c)(v).

“Seller Parent” and “Seller Parents” – as defined in the preamble.

“Seller Parent Marks” – as defined in Section 7.13(a).

“Seller Party” and “Seller Parties” – as defined in the preamble.

“Seller Plans” – as defined in Section 3.5(a).

“Sempra Energy” – as defined in the preamble.

“Sempra Financial Assurances Reimbursement and Indemnity Agreement” – the Financial Assurances Reimbursement and Indemnity Agreement, to be dated as of the Closing Date, by and among the Purchaser and Sempra Energy, Pacific Enterprises and Enova Corporation, and for the benefit of each other Affiliate of Sempra Energy that issues any Financial Assurances in respect of the Combined Business, in substantially the form set forth on Exhibit C.

“Sempra Tax Damages” – any Damages subject to indemnification under Section 9.2(a) as a result of a breach of any of the representations and warranties of the Sellers set forth in Section 3.8(a), 3.8(b), 3.8(c), 3.8(f), 3.8(g), 3.8(h), 3.8(j), 3.8(k) or 3.8(o) hereof, or under Section 9.2(e) (other than Section 9.2(e)(vi)), 9.2(f), or 9.2(g) to the extent such Damages relate to periods (or portions thereof) ending on or prior to the Prior Closing Date, and Damages subject to indemnification under Section 9.2(e)(vi) if Sempra Energy or any of its Affiliates is the party whose failure resulted in such Damages.

“Sempra Utility” – each of Southern California Gas Company, San Diego Gas & Electric Company, Sempra Pipelines & Storage Corp. and Ecogas Mexico S. de R.L. de C.V., Energy South, Inc., Gasaducto Bajanorte S. de R.L. del C.V., Mobile Gas, and each of their respective Subsidiaries, but in no event shall include any Seller Party.

“SET” – as defined in the preamble.

“SET Assigned Trading Agreements” – the Trading Agreements to which a Seller (other than RBS) or a Subsidiary (other than a Transferred Company) of such a Seller is a party or is bound and reflected on the Combined Business Reference Balance Sheet adjusted to reflect (a) any Trading Agreements of the same type reflected on the Combined Business Reference Balance Sheet entered into by the Combined Business in the Ordinary Course of Business after November 30, 2009 and, with respect to any Trading Agreements entered into after the date hereof, in accordance with this Agreement and prior to the Closing by any of the Sellers (other than RBS) or any of their Subsidiaries (other than a Transferred Company) and (b) any termination or other disposition of such a Trading Agreement after November 30, 2009, but prior to the Closing.

“SET Collateralized TRS” – the 1992 ISDA Master Agreement, together with the schedule, credit support annex and confirmation thereto, to be dated as of the Closing Date, by and between the Purchaser or an Affiliate of the Purchaser and SET in substantially the form set forth as Exhibit B, where there may be several such ISDA Master Agreements but in every case, the relevant Affiliate of Purchaser must either be JPM Bank or be guaranteed by a permitted guarantor as described in the “Guaranties” section of the term sheet for the Commodity Trading And Services Agreement attached Exhibit A.

“SET Companies” – the Subsidiaries of the Partnership, including the Transferred Companies.

“Severance Liabilities” –  as defined in Section 7.5(a)(iv)(y).

“Shared Tax Damages” – any Damages (other than Sempra Tax Damages and RBS Tax Damages and Damages subject to indemnification under Section 9.2(a) as a result of a breach of the representations and warranties of the Sellers set forth in Section 3.8(d)) subject to indemnification under Section 9.2(a) as a result of a breach of any of the representations and warranties of the Sellers set forth in Section 3.8 or under Section 9.2(e), 9.2(f), or 9.2(g).

“Shared Trading Guarantee” – as defined in Section 7.11(c)(iii).

“Shared Trading Guarantee Cap” – as defined in Section 7.11(c)(iii).

“Specified Matters” – the matters specified in Schedule 9.2 of the Purchaser Disclosure Letter.

“Straddle Period” – any taxable period that begins before and ends after the Closing Date.

“Subsidiary” – with respect to any Person, means another Person (other than a natural person), of which such first Person is entitled, directly or indirectly through one or more Subsidiaries, through the ownership or control of voting securities, other voting ownership or voting partnership interests or otherwise, to elect at least a majority of its board of directors or other managing authority or to otherwise, directly or indirectly, control the management of such Person.

“Swiss Approval” – only with respect to any Closing prior to October 2, 2010 and to the extent reasonably deemed necessary by the Purchaser, (a) the issuance by the Swiss Financial Market Supervisory Authority (FINMA) to RBS Sempra Commodities s.a.r.l. of an appropriate license, or the approval by FINMA of an amendment to an existing license held by the Purchaser or any of its Affiliates that would permit the Purchaser or such Affiliate (including RBS Sempra Commodities s.a.r.l.), to conduct the Combined Business in and from Switzerland in all material respects as it has been conducted prior to the date hereof or (b) the obtaining of such other reasonably necessary Governmental Authorizations to conduct the Combined Business in and from Switzerland as it has been conducted prior to the date hereof, whichever can be effected in the most expeditious manner in the reasonable judgment of the Purchaser after consultation with the Seller Parties and subject in any event to Section 7.3(a).

“Tangible Personal Property” – all office equipment, computer hardware, vehicles and other similar material items of tangible personal property of every kind, together with any express or implied warranty by the Third Party manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto.

“Tax” – any income, corporation, gross receipts, license, payroll, employment, excise, capital gains or corporation tax on capital gains, severance, stamp, stamp duty reserve tax, stamp duty land tax, occupation, premium, property, environmental, climate change, windfall profit, imports, customs, vehicle, airplane, boat, vessel or other title or registration, capital stock, franchise, employees’ income withholding, foreign or domestic withholding, social security, national insurance contribution, unemployment, disability, real property, personal property, sales, use, transfer, documentary, value added, alternative, add on minimum, bank payroll tax and other tax, fee, assessment, levy, tariff, charge or duty of any kind whatsoever and any interest, penalty, surcharge, addition or additional amount thereon imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Laws” – the Legal Requirements of any Governmental Body relating to any Tax.

“Tax Repayment” – as defined in Section 10.3(g)(ii).

“Tax Return” – any return (including any information return), report, statement, schedule, notice, form, declaration, or claim for refund (including any amended return, report, statement, schedule, notice, form, declaration, or claim for refund) filed with or submitted to, or required to be filed with or submitted to, any Governmental Body with respect to Taxes, including intrastat and EC Sales List filing.

“Third Party” – a Person other than the Parties, the Transferred Companies or any of their respective Affiliates.

“Third-Party Claim” – any claim subject to indemnification under this Agreement against any Indemnified Person by a Third Party, whether or not involving a Proceeding.

“Third-Party Debt” – Combined Business Debt owed to Third Parties.

“Trademarks” – all worldwide trademarks, service marks, brand names, Internet domain names, logos, designs, symbols, trade dress and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby.

“Trading Agreement” – any Contract, agreement or other document (whether or not documented on a Master Agreement) to effect any Commodity Transaction to which the Partnership or any SET Company or, solely with respect to Contracts, agreements or documents included as part of the RBS Related Assets and Liabilities, RBS, is party with respect to the purchase, sale, transfer of, transportation, storage, transmission, hedging with respect to, or price of, any Commodity or any similar good, article, service, right, or interest and any transaction thereunder entered into to effect any Commodity Transaction; provided that, any transaction under a Trading Agreement included in the Excluded Business shall not constitute a part of such Trading Agreement.

“Transferred Asset Employees” – as defined in Section 7.5(a)(ii)(z).

“Transferred Assets” – as defined in Section 2.1(b).

“Transferred Books and Records” – Books and Records held by the Seller Parties, to the extent relating to the Transferred Assets, the Assumed Liabilities or the Transferred Companies (including all Books and Records of the Combined Business Employees), excluding Books and Records (i) relating to Taxes that do not relate exclusively to the Combined Business (but including, for the avoidance of doubt, the portions thereof that do relate to the Combined Business) and (ii) to the extent any Legal Requirement prohibits their transfer or any transfer thereof would otherwise subject any Seller Party or any of its Affiliates to any material Liability.

“Transferred Combined Business Intellectual Property” – all Transferred Intellectual Property and all Intellectual Property owned by the Transferred Companies.

“Transferred Companies” – the Transferred Holding Companies and the entities listed as Transferred Companies on Schedule 1.1(q).

“Transferred Company Employees” – as defined in Section 7.5(a)(ii)(y).

“Transferred Company Real Estate Lease” – any Lease in respect of which a Transferred Company is the tenant or subtenant, which Leases are set forth on Schedule 1.1(r)(i).

“Transferred Company Warehouse Agreement” – any Warehouse Agreement in respect of which a Transferred Company is a party, which Warehouse Agreements are set forth on Schedule 1.1(r)(ii).

“Transferred Equity Interests” – the Equity Interests in the Transferred Companies.

“Transferred Holding Companies” – the entities listed as Transferred Holding Companies on Schedule 1.1(s).

“Transferred Holding Company Equity Interests” – as defined in Section 2.1(a).

“Transferred Intellectual Property” – as defined in Section 2.1(b)(ii)(C)(2).

“Transfer Regulations” – the Transfer of Undertakings (Protection of Employment) Regulations 2006 and any analogous or similar legislation in any jurisdiction, implementing EC Council Directive 2001/23/EC.

“Transfer Taxes” – as defined in Section 10.3(e).

“Transition Financial Assurance Period” – as defined in Section 7.11(c)(i).

“UK Bank Payroll Tax” – the bank payroll tax announced at the United Kingdom Pre-Budget Report on December 9, 2009.

“USRPI Schedule” – as defined in Section 2.6(a)(xiv).

“VAR Limits” – as defined in Section 7.1(b).

“VAT” – value added tax, sales, use and any similar Tax imposed by any Governmental Body, including the United Kingdom.

“Warehouse Agreement” – as defined in Section 3.12(b)(xvii).

Section 1.2. Usage

(a) Interpretation.  In this Agreement, unless a clear contrary intention appears:

(i) the singular number includes the plural number and vice versa;

(ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(iii) reference to either gender includes the other gender;

(iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(v) reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any

Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(vi) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

(vii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(viii) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”;

(ix) “made available to the Purchaser” means made available to the Purchaser in the electronic dataroom at http://datasite.merrillcorp.com/bidder/check.do?projectID=66299/  the physical dataroom located at the New York office of counsel to RBS, or other permanent physical or electronic media, in each case, as set forth on the indices provided to counsel to Purchaser prior to the date hereof;

(x) references to “$” or “dollars” shall be to U.S. Dollars; and

(xi) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits (other than exhibits constituting agreements, which shall only become legally binding upon execution and delivery by the parties thereto), schedules or amendments thereto.

(b) Accounting Terms and Determinations.  Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with IFRS.

(c) Legal Representation of the Parties.  This Agreement was negotiated by the Parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof.

ARTICLE II.
PURCHASE AND SALE; CLOSING

Section 2.1. Purchase and Sale of the Transferred Equity Interests and Transferred Assets. Upon the terms and subject to the satisfaction or waiver, if permissible, of the conditions set forth in this Agreement and subject to the exclusions set forth in Section 2.1(c), at the Closing, each of the Sellers shall (and, as applicable, shall cause its respective Subsidiaries to) sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase, accept and acquire from each of the Sellers, all of each such Seller’s (and, as applicable, its respective Subsidiaries’) right, title and interest in and to (i) such Seller’s (and, as applicable, its respective Subsidiaries’) Equity Interests in the Transferred Holding

Companies (the “Transferred Holding Company Equity Interests”) and (ii) subject to Section 2.2(c), the Transferred Assets, in the case of (i) and (ii), free and clear of any and all Encumbrances other than (v) with respect to the Transferred Assets, any Permitted Encumbrances, (w) those set forth on Schedule 2.1(a), (x) restrictions on transfer of securities arising under applicable Legal Requirements, (y) those created by the Purchaser or any of its delegees or arising out of the ownership of the Transferred Holding Company Equity Interests or the Transferred Assets by the Purchaser or its delegees or (z) as specifically assumed by the Purchaser pursuant to Section 2.2(a) hereof.

(b) “Transferred Assets” means all the right, title and interest, in each case as of the Closing, of (i) RBS in, to and under the RBS Related Assets, and (ii) the Sellers (other than RBS) and their Subsidiaries (other than the Transferred Companies) in, to and under the following assets:

(A)           the Assigned Contracts, including any rights, claims, credits, causes of action, rights to indemnification or contribution, rights of set-off, rights to refunds or rights to recoupment thereunder;

(B)           all physical Commodities to the extent being risk-managed by the employees of or engaged in the Combined Business and all original cargo documents related thereto (which shall include all bills of lading, inspection reports, certificates of origin and letters of indemnity) to the extent such documents are in, or come into, the possession of the Sellers and/or their Affiliates;

(C)           (1) all data (including market data, financial data, historical data, and fundamental data) owned by Sellers and their Subsidiaries (other than the Transferred Companies) and exclusively used in the Combined Business (“Combined Business Data”) and (2) Intellectual Property owned by Sellers and their Subsidiaries (other than the Transferred Companies) and exclusively used in the Combined Business, including the Registered Intellectual Property and material unregistered Intellectual Property set forth on Schedule 2.1(b)(ii)(C) (the “Transferred Intellectual Property”);

(D)           leasehold interests in the Assigned Real Estate Leases and all fixtures located on the premises that are the subject of the Combined Business Leased Real Estate and all other tangible personal property and interests therein located on the premises that are the subject of the Combined Business Leased Real Estate and that is not owned by any Transferred Company, and the leasehold interest in the equipment leased by the Sellers that are on such premises;

(E)           subject to Section 10.3(c), the Transferred Books and Records;

(F)           the Acquired Permits;

(G)           all rights, claims, credits and causes of action of the Sellers and any of their respective Subsidiaries (other than the Transferred Companies) against any Third Party to the extent relating to the Transferred Assets (only to the extent the Liability to which it relates is an Assumed Liability) or the Assumed Liabilities (including rights to indemnification or contribution, rights of set-off, rights to refunds and rights of recoupment from or against any such Third Party);

(H)           other than Seller Financial Assurances, all guarantees, warranties, indemnities and similar rights in favor of any of the Sellers or any of their respective Subsidiaries (other than the Transferred Companies) in respect of any Transferred Asset (only to the extent the Liability to which it relates is an Assumed Liability) or Assumed Liability (but not with respect to any Excluded Asset or Retained Liability or otherwise) (only to the extent the Liability to which it relates is an Assumed Liability);

(I)           all information technology and communication systems owned by Sellers and their Subsidiaries (other than the Transferred Companies) and exclusively used in the Combined Business, including those set forth on Schedule 2.1(b)(ii)(I) (“IT Systems”);

(J)           all goodwill of the Combined Business;

(K)            all tangible and intangible assets (excluding Intellectual Property, information technology and communication systems) exclusively used or held for use in the conduct of the Combined Business or otherwise used exclusively by the Combined Business Employees; and

(L)           all other tangible assets and intangible assets reflected on the Final Closing Balance Sheet.

(c) Notwithstanding anything in this Agreement to the contrary, (i) the Sellers and their respective Subsidiaries (other than the Transferred Companies), as applicable, shall retain their respective right, title and interest in and to (A) all assets other than the Transferred Assets and the Transferred Holding Company Equity Interests and (B) the Palabora Assets, the Lehman Receivables and the Macquarie and ABN NA Power and Gas Assets (collectively, the “Excluded Assets”), and (ii) any North American power and gas Commodities Transactions originated or risk managed by Transferred Asset Employees or Transferred Company Employees (other than those specifically referred to in clause (B) above) shall be considered Transferred Assets and not Excluded Assets.

Section 2.2. Assumption of Assumed Liabilities; Retention of Retained Liabilities. Upon the terms and subject to the satisfaction or waiver, if permissible, of the conditions set forth in this Agreement and subject to the exclusions set forth in Section 2.2(b), at the Closing, in connection with the sale of the Transferred Assets, the Sellers shall assign (or shall cause to be assigned) and the Purchaser shall assume and thereafter pay, perform and discharge in accordance with their terms, solely the following Liabilities of the Seller Parties or any of their Subsidiaries (other than the Transferred Companies) (collectively, the “Assumed Liabilities”):

(i) all Liabilities to the extent arising out of or relating to the use of the Transferred Assets on or after the Closing Date;

(ii) all Liabilities under the Assigned Contracts and any Contracts included in the RBS Related Assets, whether arising prior to or after the Closing;

(iii) all other Liabilities expressly assumed by the Purchaser or for which the Purchaser expressly has agreed to be liable, in any case, pursuant to this Agreement; and

(iv) all Liabilities to the extent reflected on the Final Closing Balance Sheet.

(b) Subject to the terms of this Agreement, the Sellers shall retain and shall be fully responsible for paying, performing and discharging when due, and none of the Purchaser or any of its Affiliates (including, after the Closing, the Transferred Companies) shall assume or be deemed to have assumed, any and all Liabilities of the Sellers or any of their respective Affiliates (other than the Transferred Companies) other than the Assumed Liabilities (collectively, the “Retained Liabilities”).  Without limiting the generality of the foregoing, Retained Liabilities include:

(i) without prejudice to Sections 9.3, 10.15 and 10.16, all Liabilities for Taxes imposed on the Sellers arising out of or relating to the Transferred Assets of the Business or otherwise for all periods, or portions of periods, ending before the Closing Date except as otherwise provided in this Agreement;

(ii) all Liabilities arising out of or in connection with Contracts that are neither Assigned Contracts nor Contracts included in the RBS Related Assets;

(iii) all Indebtedness of the Sellers and the Seller Parties, other than amounts included in the Combined Business Debt and other than Indebtedness of any Transferred Company to another Transferred Company;

(iv) any Liabilities to the extent arising out of or relating to Excluded Assets, the Excluded Business or any other business of the Seller Parties other than the Combined Business, except as otherwise specifically provided in this Agreement or any Related Agreement;

(v) other than any Assumed Liability, any Liabilities (including as a result of any actual or alleged noncompliance with or violation of Legal Requirements or Environmental Laws) arising from or based on events or conditions occurring or existing prior to the Closing Date, whether threatened or actual, and connected with, arising out of or relating to any Transferred Asset; and

(vi) Liabilities of the Sellers and their Affiliates (other than the Transferred Companies following the Closing) arising under this Agreement and the Related Agreements (including Section 10.1).

(c) If any of the Transferred Assets or Assumed Liabilities are not assignable or transferable to the Purchaser without a Governmental Authorization, Third Party Consent or as a result of Legal Requirements restricting such assignment and transfer, notwithstanding anything to the contrary contained herein, this Agreement shall not constitute an assignment or transfer thereof unless and until such barriers to transfer are resolved.  In such case, (i) whether or not such assignment and transfer is permitted on or prior to the Closing Date, the Purchaser (x) shall remain obligated to consummate the transactions contemplated by this Agreement and make all payments required under this Article II, subject only to the other terms and conditions hereof, and (y) other than the Assigned Real Estate Leases, shall assume, pay, perform and discharge when due the Liabilities of the Sellers and their respective Subsidiaries included in the Transferred Assets and Assumed Liabilities that would otherwise be applicable to the Purchaser if such Transferred Assets and Assumed Liabilities had been transferred and assigned and/or assumed pursuant to Sections 2.1(a) and 2.2(a) hereof; and (ii) the Sellers and the Purchaser shall cooperate with each other and shall use commercially reasonable efforts to (x) consummate such assignment and/or assumption and transfer as soon as practicable after the date hereof, including, as applicable, in accordance with Section 7.11; and (y) provide the Purchaser the benefit of such Transferred Assets to the same extent as if they had been transferred and assigned to the Purchaser pursuant to Section 2.1(a), unless (A) such benefit cannot be provided as a matter of Legal Requirement or the rules of a permitting or licensing body (whether or not such body is a Governmental Body) or (B) provision of such benefit would adversely affect, other than an inconsequential effect, a Seller or its ability to perform its obligations under any Related Agreement, in each case of clause (A) and (B), in such Seller’s reasonable judgment and until such impediment is removed, including by promptly paying to the Purchaser (and in any event within five (5) Business Days of receipt) any amounts received in respect of such Transferred Assets in respect of periods following the Closing.  Upon the removal of relevant restrictions on transfer of any Transferred Assets not assigned at the Closing, such Transferred Assets shall, without any further action on the part of the Purchaser or the Sellers and without additional consideration, be deemed to have been assigned to the Purchaser by the applicable Sellers or the applicable Seller’s Subsidiaries, as the case may be.  Notwithstanding the foregoing provisions of this Section 2.2, (i) other than as expressly provided in this Agreement or in any Related Agreement, none of the Sellers or any of their Affiliates shall have any obligation to pay any money or other consideration to any Third Party or to initiate any Proceeding against any Third Party in order to consummate the assignment and transfer of any such Transferred Assets, (ii) nothing in this Section 2.2 shall limit the provisions of (x) the Related Agreements, including the provisions of the Collateralized TRS Agreements, in respect of any Assigned Trading Agreements or (y) Section 7.11 of this Agreement, (iii) the Assigned Trading Agreements will be transferred to Purchaser by way of novation as provided under Section 7.11 and until such novation occurs the rights and Liabilities under any such Assigned Trading Agreement will be borne by the Parties as provided under one of the Collateralized TRS Agreements and, (iv) to the extent that any of the provisions of this Section 2.2 conflict with or are duplicative of any of the provisions of any Related Agreement, Section 7.11 or Section 7.3(b)(iii) of this Agreement, the provisions of the Related Agreement, Section 7.11 or Section 7.3(b)(iii) of this Agreement, as the case may be, shall control.

Section 2.3. Payment for Combined Business.  The Purchaser shall, in addition to the assumption of the Assumed Liabilities in connection with the sale of the Transferred Assets, pay, at the times and in the manner set forth in this Section 2.3 and, if applicable, in Section 2.7(d), an aggregate purchase price equal to the sum of (i) $468,000,000 plus (ii) the Final Closing Book Value ((i) and (ii), collectively, the “Purchase Price”) in consideration for the Transferred Holding Company Equity Interests and the Transferred Assets.

At the Closing, the Purchaser shall pay, on account of the Purchase Price, the sum of (x) $468,000,000 plus (y) the Estimated Closing Book Value ((x) and (y), collectively, the “Estimated Purchase Price”), to the Partnership (on behalf of the sellers of the Transferred Holding Company Equity Interests and the Transferred Assets) by wire transfer of immediately available funds to such accounts as identified by the Partnership to the Purchaser in writing at least two (2) Business Days prior to the Closing.

Section 2.4. Accounting.  To the extent that, after the Closing, (a) the Purchaser or any of its Subsidiaries receives any payment or instrument that is for the account of the Seller Parties or any of their Subsidiaries (other than the Transferred Companies) according to the terms of this Agreement, the Purchaser shall promptly deliver such amount or instrument to the Sellers, and (b) any Seller Party or any Subsidiary of a Seller Party (other than the Transferred Companies) receives any payment or instrument that is for the account of the Purchaser or any of its Subsidiaries (including the Transferred Companies) according to the terms of this Agreement, such Seller Party shall promptly deliver such amount or instrument to the Purchaser.  To the extent that this Section 2.4 conflicts with or is duplicative of any of the provisions of any Related Agreement or Section 7.11 of this Agreement, the provisions of the Related Agreement or Section 7.11 of this Agreement, as the case may be, shall control.

Section 2.5. Closing.  The consummation of the transactions provided for in Sections 2.1, 2.2, 2.3 and 7.23 of this Agreement (the “Closing”) shall be held on the first day that is both (a) the first day of a calendar month, and (b) at least ten (10) Business Days after each of the conditions set forth in Articles V and VI has been satisfied or waived (other than conditions to be satisfied at Closing; provided, that all conditions are also satisfied or waived at Closing), or at such other time as the Parties shall all agree in writing.  The Closing shall be deemed to occur at 12:01 a.m. (local time in New York) on the date of the Closing (the “Closing Date”).  Notwithstanding the foregoing, the Parties agree that, in the event the Closing were otherwise scheduled to occur on (i) May 1, 2010, the Parties shall effect the Closing at 11:59 p.m. (local time in New York)  on April 30, 2010 but the Closing shall be deemed to occur at 12:01 a.m. (local time in New York) on May 1, 2010 or (ii) August 1, 2010, the Parties shall effect the Closing at 11:59 p.m. (local time in New York) on July 30, 2010 but the Closing shall be deemed to occur at 12:01 a.m. (local time in New York) on August 1, 2010..  The Closing shall be held at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, or at such other place outside of the United Kingdom as the Parties shall all agree in writing.

Section 2.6. Closing Obligations.  In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:

(a) Each of the relevant Seller Parties shall, and shall cause their Subsidiaries to, deliver to the Purchaser, as applicable:

(i) each Related Agreement to which such Seller Party or any of its Subsidiaries is a party, duly executed and delivered by the applicable signatory concurrently with the Closing;

(ii) instruments of transfer and conveyance, properly executed and acknowledged by the Sellers and their respective Subsidiaries, as applicable, in such form as is reasonably acceptable to the Purchaser, that are necessary to transfer to and vest in the Purchaser (or its Affiliates) all of the Sellers’ and their respective Subsidiaries’ right, title and interest in and to the Transferred Assets (in each case, free and clear of all Encumbrances other than Encumbrances permitted by the last sentence of Section 2.1(a));

(iii) certificates representing the Transferred Holding Company Equity Interests, duly endorsed in blank or accompanied by stock or unit powers duly endorsed in blank in proper form for transfer or other appropriate instruments of transfer for the Transferred Holding Company Equity Interests;

(iv) subject to Section 10.3(c), all Transferred Books and Records;

(v) (A) a copy of the Combined Business Data in a reasonable format, to the extent that the Transferred Companies do not already possess a copy, and (B) if Purchaser reasonably requests such data in any other reasonable format, the Seller Parties shall, and shall cause their Subsidiaries to, at Purchaser’s sole expense, use commercially reasonable efforts to provide such data in such other format by the Closing Date, provided that if such delivery is not completed by the Closing Date, the Seller Parties shall continue to use commercially reasonable efforts after Closing to deliver such data as soon as is reasonably practicable;

(vi) a copy of the current and historical source code of each of the IT Systems, to the extent that Sellers or their Subsidiaries currently have a copy or can reasonably obtain a copy without any payment by the Seller Parties, provided that if a payment is required, the Parties will negotiate in good faith the proper allocation of payment among the Parties for such delivery;

(vii) evidence, reasonably satisfactory to the Purchaser, that the Reorganization has occurred;

(viii) if applicable, executed resignations of each of the directors of the Transferred Companies effective as of the Closing, in form reasonably satisfactory to the Purchaser;

(ix) the Estimated Closing Balance Sheet (which shall have been delivered to the Purchaser at least five (5) Business Days prior to the Closing Date), including therewith a calculation of the Estimated Closing Book Value and the Estimated Closing Combined Business Debt;

(x) certificates executed by each Seller Party, to be dated as of the Closing Date, in accordance with Section 5.1(e);

(xi) an executed receipt for the Estimated Purchase Price;

(xii) an executed receipt for the repayment of the Estimated Closing RBS/SET Debt and an acknowledgment of the repayment and discharge of the Estimated Closing RBS/SET Debt, in each case as provided in Section 7.23;

(xiii) such other customary instruments, or documents, in form and substance reasonably satisfactory to the Parties, as may reasonably be required to give effect to the transactions contemplated by this Agreement; and

(xiv) a “FIRPTA” compliance certificate (x) from the Partnership and SET certifying that none of the Transferred Companies and none of the Transferred Assets (other than any RBS Related Assets and Liabilities) is a “U.S. real property interest” within the meaning of section 897 of the Code  and (y) from RBS certifying that none of the RBS Related Assets and Liabilities is a “U.S. real property interest” within the meaning of Section 897 of the Code, except in each case as provided in a schedule to the FIRPTA compliance certificate (a “USRPI Schedule”).

(b) The Purchaser shall deliver to the Seller Parties:

(i) each Related Agreement to which the Purchaser, any of its Subsidiaries, or any Transferred Company is a party, duly executed and delivered by the applicable signatory concurrently with the Closing;

(ii) a payoff letter or letters, in commercially reasonable form, in respect of the Closing Payoff Combined Business Debt at the Closing Date evidencing the repayment of all obligations thereunder on the Closing Date concurrently with the Closing;

(iii) evidence of the receipt of each of the Mandatory Governmental Approvals;

(iv) such other customary instruments, or documents, in form and substance reasonably satisfactory to the Parties, as may reasonably be required to give effect to the transactions contemplated by this Agreement; and

(v) a certificate executed by the Purchaser, to be dated as of the Closing Date, in accordance with Section 6.1(g).

Section 2.7. Final Balance Sheet; Payments; Disputes. (a) As promptly as practicable after the Closing Date, but no later than ninety (90) days thereafter, the Purchaser shall prepare (with such assistance as it may reasonably request from the Sellers) and deliver to the Seller Parties a consolidated and combined balance sheet of the Combined Business, together with a Schedule specifying each tax asset and tax liability (broken down by entity, type of tax and taxable period, and to an equivalent level of detail as that contained in items 16.10.2, 16.10.5, 1.16.123.38.18 and 1.16.123.38.20 in the electronic dataroom at http://datasite.merrillcorp.com/bidder/check.do?projectID=66299/) taken into account in any provision or reserve for tax therein, (the “Proposed Final Closing Balance

Sheet”) as of the Closing Date.  In preparing the Proposed Final Closing Balance Sheet, the Purchaser shall be entitled to reasonable access to all relevant Books and Records and personnel of the Seller Parties and their respective Representatives.  The Proposed Final Closing Balance Sheet shall reflect the total assets, liabilities (including the outstanding balance of the Combined Business Debt (prior to the repayment of any of the Combined Business Debt on the Closing Date), including the RBS/SET Debt (the “Proposed Final Closing RBS/SET Debt”)) and combined equity (the “Proposed Final Closing Book Value” and, together with the Proposed Final Closing RBS/SET Debt, the “Proposed Final Closing Amount”) of the Combined Business as of 12:01 a.m. Eastern Standard Time on the Closing Date and shall be prepared in accordance with IFRS (except with respect to the Agreed Adjustments) and on a basis consistent with the Combined Business Reference Balance Sheet, including in accordance with Schedule 1.1(e).

(b) Each Seller Parent will have ninety (90) days following delivery of the Proposed Final Closing Balance Sheet during which to notify the Purchaser in writing (the “Notice of Objection”) of any objections to the preparation of the Proposed Final Closing Balance Sheet or the calculation of the Proposed Final Closing Amount, setting forth in reasonable detail the basis of its objections and, if practical, the U.S. dollar amount of each objection.  Matters as to which the Seller Parents may disagree shall be limited to whether the Proposed Final Closing Balance Sheet delivered by the Purchaser is accurate and was prepared in accordance with IFRS (except with respect to the Agreed Adjustments) and in a manner consistent with the Combined Business Reference Balance Sheet, including in accordance with Schedule 1.1(e), and Seller Parents shall not be entitled to submit disagreements on any other basis.  In reviewing the Proposed Final Closing Balance Sheet, each of the Seller Parents shall be entitled to reasonable access to all relevant books, records and personnel of the Purchaser (and any of its permitted assignees hereunder), Partnership and the Transferred Companies and their respective Representatives to the extent any Seller Parent reasonably requests such information and reasonable access to complete its review of the Proposed Final Closing Balance Sheet.  If the Seller Parents fail to deliver a Notice of Objection in accordance with this Section 2.7(b), the Proposed Final Closing Balance Sheet, together with the Purchaser’s calculation of the Proposed Final Closing Book Value and the Proposed Final Closing RBS/SET Debt reflected thereon, shall be conclusive and binding on all Parties and they shall become the “Final Closing Balance Sheet”, “Final Closing Book Value” and the “Final Closing RBS/SET Debt” (and the Final Closing Book Value and Final Closing RBS/SET Debt, collectively, the “Final Closing Amount”).  Matters included in the calculations in the Proposed Final Closing Balance Sheet to which no Seller Parent objects in any Seller Parent’s Notice of Objection shall be deemed accepted by the Seller Parents and shall not be subject to further dispute or review.  If any Seller Parent submits a Notice of Objection, then (i) for twenty (20) Business Days after the date upon which the Purchaser receives the Notice of Objection, the Purchaser and the Seller Parents will each use their commercially reasonable efforts to agree on the calculation of the Final Closing Amount and (ii) failing such agreement within twenty (20) Business Days of such notice, the matter shall be resolved in accordance with Section 2.7(c).

(c) If the Purchaser and the Seller Parents have not agreed on the Final Closing Amount within twenty (20) Business Days after delivery of a Notice of Objection, then the Purchaser and the Seller Parents, acting jointly, shall have the right to deliver notice to the other Parties of the intent to refer the matter for resolution to Ernst & Young LLP or such other international accounting firm as the parties shall otherwise agree (the “Accounting Expert”).

Within ten (10) Business Days of the selection of the Accounting Expert, the Purchaser and the Seller Parents shall each deliver to the other Parties hereto and to the Accounting Expert a notice setting forth in reasonable detail their calculation of the Final Closing Amount.  The Parties shall instruct the Accounting Expert to consider only those items and amounts set forth in the Proposed Final Closing Balance Sheet to which any Seller Parent has disagreed pursuant to a Notice of Objection and for which the Purchaser and the Seller Parents have not resolved their disagreement.  Within fifteen (15) Business Days after receipt thereof, the Accounting Expert shall determine its best estimate of the calculation of the Final Closing Amount and provide a written description of the basis for such determination; provided, that if the Accounting Expert requests a hearing before making a determination, such hearing shall be held within twenty (20) Business Days of the Parties’ delivery of their respective calculation notices and the determination of the Final Closing Amount shall be made within ten (10) Business Days after such hearing.  The Accounting Expert’s determination of the Final Closing Amount shall be final and binding on each of the Parties hereto.  The fees and expenses of the Accounting Expert shall be paid pro rata among the Purchaser, Sempra Energy and RBS in accordance with the percentage of the disputed amounts awarded to the Purchaser or the Seller Parents as a result of the Accounting Expert’s decision.  Each Party shall bear the costs of its own counsel, witnesses (if any) and employees.

(d) If the Final Closing Book Value exceeds the Estimated Closing Book Value, the Purchaser shall pay, within two (2) Business Days of the determination of the Final Closing Amount, an amount equal to such excess by wire transfer in immediately available funds to the Partnership (on behalf of the sellers of the Transferred Holding Company Equity Interests and the Transferred Assets) and to such accounts as may be specified by the Partnership.  If the Final Closing Book Value is less than the Estimated Closing Book Value, the Partnership (on behalf of the sellers of the Transferred Holding Company Equity Interests and the Transferred Assets) shall (and Seller Parents shall cause the Partnership to) pay, within two (2) Business Days of the determination of the Final Closing Amount, an amount equal to such deficit to the Purchaser by wire transfer in immediately available funds to an account or accounts specified by the Purchaser.  Any payment in respect of the Final Closing Book Value made under this Section 2.7(d) shall be made by way of an adjustment to the consideration paid by each Party under Section 2.3, and such consideration shall be deemed to have been reduced or increased, as the case may be, by the amount of such payment and such adjustment shall be allocated in accordance with Section 10.3.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

Except as set forth in the disclosure letter delivered to the Purchaser by the Seller Parties on or prior to the date hereof (the “Seller Disclosure Letter”), each of the Seller Parties makes to the Purchaser, as of the date hereof and, for purposes of Section 9.2(a) only, as of the Closing, each of the representations and warranties contained in this Article III; provided, that any representation and warranty made with respect to “such Seller Party” shall only be made by such Seller Party; provided, further that subject to Section 9.4(b), each of the representations and warranties of the Seller Parties contained in this Article III shall be deemed to have been made severally and not jointly and that the Parties agree that disclosure of any item in any section or subsection of the Seller Disclosure Letter shall also be deemed disclosed with respect to any other section or subsection to which the relevance of such item is readily apparent.

Section 3.1. Organization and Good Standing.

(a) Except as set forth on Schedule 3.1(a), such Seller Party is duly organized, validly existing and in good standing under the laws of the jurisdiction in which such entity is organized, with full corporate, partnership or similar power and authority to conduct its business as it is now being conducted.  Each of the Transferred Companies is duly organized, validly existing and in good standing under the laws of the jurisdiction in which such entity is organized.

(b) The Sellers and the SET Companies have full corporate power and authority to conduct the Combined Business as it is now being conducted and to own or use the properties and assets of the Transferred Companies and the Transferred Assets, except where the failure to have such power and authority would not have or reasonably be expected to have a Combined Business Material Adverse Effect.

(c) The Seller Parties have made available to the Purchaser complete and correct copies of the Governing Documents of each Transferred Company, each as amended, supplemented or otherwise modified through and including the date hereof.

Section 3.2. Enforceability; Authority; No Conflict.

(a) This Agreement constitutes the legal, valid and binding obligation of such Seller Party enforceable against such Seller Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer or similar laws affecting the enforcement of creditors’ rights generally and general principles of equity (whether considered in a proceeding at law or in equity).  If and to the extent applicable, upon the execution and delivery by such Seller Party and any of its Subsidiaries of the Related Agreements to which each is a party, each of such Related Agreements will constitute the legal, valid and binding obligation of such Seller Party and such respective Subsidiaries, enforceable against each in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer or similar laws affecting the enforcement of creditors’ rights generally and general principles of equity (whether considered in a proceeding at law or in equity).  Such Seller Party and its Subsidiaries has the requisite right, power and authority to execute and deliver this Agreement and each of the Related Agreements to which each is a party, and to perform their obligations and consummate the transactions contemplated hereby and thereby, and such action has been duly authorized by all necessary corporate action.  No Default or Event of Default (as such terms are defined in the BNP Facility) has occurred or is continuing under the BNP Facility (other than as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby).

(b) The execution, delivery and performance by such Seller Party of this Agreement or the execution and delivery by such Seller Party or any of its Subsidiaries of any of the Related Agreements to which each is a party, and the consummation of the transactions contemplated hereby and thereby, does not and will not:  (i) violate any provision of such Seller

Party’s or any of its respective Subsidiaries’ Governing Documents, or any resolution adopted by its board of directors or shareholders (or similar management group); (ii) assuming the receipt of all approvals set forth in Schedules 3.2(c) and 4.2(c), violate or conflict with any provisions of any Legal Requirements or any Order to which such Seller Party, its Subsidiaries or the Transferred Assets may be subject; (iii) violate, conflict with, result in a breach of, constitute (with due notice or lapse of time or both) a default or cause any obligation, penalty or premium (including any consideration, royalties or other amounts to any Third Party in excess of those amounts owed immediately prior to the Closing) to arise or accrue under any Contract to which a Transferred Company is a party, by which any Transferred Company is bound or to which a Transferred Company’s assets are subject, such Seller Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of such Seller Party’s or any of its Subsidiaries’ respective properties or assets, or the Transferred Assets, is subject; or (iv) result in the creation or imposition of any Encumbrance except Permitted Encumbrances upon any of the properties or assets of the Combined Business (including the Transferred Assets), including any non-compete, exclusivity obligation or other restriction on the operation of the Combined Business, except, with respect to clauses (ii), (iii) and (iv) above, as would not have and would not reasonably be expected to have a Combined Business Material Adverse Effect.  Without limiting the generality of the foregoing, each Seller Parent has waived any provision of the Partnership Agreement (including Section 16.3 thereof) that would restrict or be inconsistent with the transactions contemplated hereby.

(c) Except as set forth in Schedule 3.2(c), no Consent, approval, authorization of, declaration, filing, or registration with, any Governmental Body (including any Governmental Authorization or Mandatory Governmental Approval), stockholder or other Person (whether a Third Party or otherwise) is required to be made or obtained by such Seller Party or any of its Subsidiaries (including the Transferred Companies) in connection with such Seller Party’s execution, delivery, and performance of this Agreement and, as applicable, such Seller’s or its Subsidiaries’, execution and delivery of the Related Agreements or the consummation of the transactions contemplated hereby and thereby, except any Consent, approval, authorization of, declaration, filing, or registration the failure of which to make or obtain would not reasonably be expected to have a material adverse effect on the ability of the Combined Business to conduct the Combined Core Businesses.

Section 3.3. Transferred Equity Interests; Title; Sufficiency of Assets.

(a) Sellers collectively own, directly or indirectly, all of the outstanding Transferred Holding Company Equity Interests, and (except as required by applicable Legal Requirements with respect to the nominal holders set forth on Schedule 3.3(a)) the Transferred Holding Companies collectively own, directly or indirectly, all of the outstanding Transferred Equity Interests other than the Transferred Holding Company Equity Interests.  After giving effect to the Reorganization, the Transferred Equity Interests will represent, collectively, all of the issued and outstanding Equity Interests of the Transferred Companies and there are no other Equity Interests or Equity Commitments issued by the Transferred Companies.  Except as otherwise indicated on Schedule 3.3(a), the Transferred Equity Interests: (i) have been duly authorized and are validly issued and outstanding, and, if applicable, are fully paid and nonassessable, (ii) were issued in compliance with all applicable securities laws, (iii) were not issued in breach of any Equity Commitments, and (iv) except as required by applicable Legal

Requirements with respect to the nominal holders set forth on Schedule 3.3(a), are held of record and owned beneficially by the Sellers and/or one or more of the Sellers’ Subsidiaries.  Except as set forth on Schedule 3.3(a), (A) no Contracts exist with respect to the voting or transfer of any of the Transferred Equity Interests, (B) no Person is obligated to redeem or otherwise acquire any of the Transferred Equity Interests and (C) the Sellers or one or more of the Sellers’ Subsidiaries, as the case may be, have good and marketable title to the Transferred Equity Interests set forth next to its name on Schedule 3.3(a), in each case free and clear of all Encumbrances except as set forth on Schedule 3.3(a) and for Encumbrances in favor of the Sellers or their Affiliates that will be discharged prior to the Closing Date.

(b) (i)  Sellers collectively have good and marketable title to or have valid Leases, licenses or rights to use all of the Transferred Assets, free and clear of any and all Encumbrances except for Permitted Encumbrances and for Encumbrances in favor of the Sellers or its Affiliates that will be discharged prior to the Closing Date.  The Transferred Companies have good and marketable title to or have valid Leases, licenses or rights to use all of their assets, properties and rights, free and clear of any and all Encumbrances except for Permitted Encumbrances, Encumbrances in favor of the Sellers or its Affiliates that will be discharged prior to the Closing Date and Encumbrances that are not material to the Combined Business.

(ii) There are no Equity Interests or Equity Commitments included in the Transferred Assets or the Assumed Liabilities (including Equity Interests held by the Transferred Companies other than the Transferred Equity Interests), except as set forth on Schedule 3.3(b)(ii).  The Transferred Companies do not own any real property and are not party to any Real Estate Leases or Warehouse Agreements other than the Combined Business Real Estate Leases and Combined Business Warehouse Agreements and no interest in real property other than the Combined Business Real Estate Leases and Combined Business Warehouse Agreements is included in the Transferred Assets or Assumed Liabilities.

(iii) All Commodities Transactions reflected on the Combined Business Reference Balance Sheet and the Final Closing Balance Sheet shall have been risk managed by employees of or engaged in the Combined Business and such Commodity Transactions will include only transactions of the type that would reasonably be expected to be managed by such employees.

(c) Except as set forth on Schedule 3.3(c), the Transferred Assets, including for the avoidance of doubt those that are not assigned or transferred as provided in Section 2.2(c), Section 7.11 or any Related Agreement, and the assets, properties and rights of the Transferred Companies conveyed to the Purchaser upon acquisition of the Transferred Equity Interests (other than Cash and access to credit), together with those assets, properties or rights to be provided to the Purchaser or the Transferred Companies pursuant to Section 2.2(c), Section 7.11 or the Related Agreements: (i) will constitute all of the assets, properties and rights that are necessary to conduct the Combined Business immediately following the Closing in all material respects as conducted on the date of this Agreement, except as is otherwise the result of the conduct of the Combined Business in the Ordinary Course of Business following the date hereof or otherwise in compliance with this Agreement; and (ii) include all of the assets, properties and rights reflected on the Combined Business Reference Balance Sheet, except as such assets, properties and rights have changed after the date hereof in accordance with the terms of this Agreement and as reflected on the Final Closing Balance Sheet.

Section 3.4. No Combined Business Material Adverse Effect.  Except as described in Schedule 3.4, (a) since November 30, 2009, and through the date hereof, the Partnership and the SET Companies, as applicable, have conducted the Combined Business in the Ordinary Course of Business and, (b) since November 30, 2009, and through the date hereof, there has not been any event or circumstance in respect of the Combined Business which has had or would reasonably be expected to have a Combined Business Material Adverse Effect.

Section 3.5. Employee Benefits.

(a) The term “Employee Plan” as used herein refers to each “employee benefit plan” (within the meaning of Section 3(3) of Employee Retirement Income Security Act of 1974, as amended from time to time, as well as any rules and regulations promulgated thereunder (“ERISA”)), and all retirement benefit plans, equity, equity-based or equity incentive, severance, employment, change-in-control, collective bargaining, bonus, incentive, retention, compensation, deferred compensation, employee loan, profit sharing, consulting, insurance coverage, disability benefit, medical benefit, supplemental unemployment benefit, vacation benefit, personal time off (PTO) and all other material employee benefit plans, agreements, programs, policies or other arrangements, whether written or oral, (i) that are sponsored or maintained by the Sellers, the Transferred Companies or any of their Subsidiaries, or to which the Seller Parties, the Transferred Companies or any of their Subsidiaries has an obligation to contribute, and in which (A) any current or former employee of the Transferred Companies or (B) one or more of the Transferred Asset Employees participates and/or (ii) with respect to which the Transferred Companies has or may have any Liability.  The term “Seller Plan” as used herein refers to an Employee Plan sponsored by any Seller Party or an Affiliate of any Seller Party other than the Transferred Companies.  Schedule 3.5(a)(i) contains a true and complete list of each material Employee Plan and in each case identifies the sponsoring entity thereof.  With respect to each material Employee Plan, the Seller Parties have provided to the Purchaser a copy or a description thereof.  No Transferred Company has incurred or reasonably expects to incur any liability under Title I or IV of ERISA or the penalty, excise tax or joint and several liability provisions of Sections 406, 409, 502(i), 502(l), 4069 or 4212(c) of ERISA or Sections 4971, 4975 or 4976 of the Code with respect to any Employee Plan.  No Employee Plan is or has been subject to Title IV of ERISA or Section 412 of the Code.  Neither the Partnership, the Transferred Companies nor any of their ERISA Affiliates contributes, or has contributed in the prior six (6) years, to a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code).  Except as disclosed on Schedule 3.5(a)(ii), none of the Seller Parties, the Transferred Companies or any of their Subsidiaries is obligated to provide any post-employment health, other welfare benefits or unfunded liabilities to any Combined Business Employees (or dependents or beneficiaries thereof) except as otherwise required by the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended, or any other Legal Requirement.  Except as disclosed on Schedule 3.5(a)(iii), neither the Partnership nor any of the Transferred Companies has participated in any defined benefit pension plans to which Section 75 of the UK Pensions Act 1995 could apply, and no contribution notices have been issued by the UK Pensions Regulator in respect of any Employee Plan.  The FSA has approved the compensation arrangements for the Combined Business

Employees as detailed on Schedule 3.5(a)(iv), these arrangements have been or are in the course of being implemented in accordance with such approvals and all necessary consents of any Combined Business Employee have been obtained in connection with such implementation or potential implementation.

(b) (i) Each Employee Plan has been established and administered in all material respects in accordance with its terms and in substantial compliance with the applicable provisions of Legal Requirements (including ERISA and the Code), except where the failure to so comply would not have or reasonably be expected to have a Combined Business Material Adverse Effect; and (ii) except as set forth on Schedule 3.5(b)(ii), each Employee Plan which is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service as to its qualification, and to the Knowledge of the Seller Parties there is no existing fact or circumstance that could reasonably be expected to cause the revocation of such letter or the loss of such qualification.

(c) Except as disclosed on Schedule 3.5(c), with respect to the Combined Business Employees, no material Proceedings (other than routine claims for benefits) are pending or, to the Knowledge of the Seller Parties, threatened.

(d) Except as disclosed on Schedule 3.5(d), none of the Seller Parties, the Transferred Companies or any of their respective Subsidiaries maintains any plan, program or arrangement or is a party to any Contract that provides any benefits or provides for payments to any Combined Business Employee, based on or measured by the value of, any equity security of, or interest in, the Seller Parties, the Transferred Companies or any of their respective Subsidiaries.

(e) Except as disclosed on Schedule 3.5(e), with respect to the Combined Business Employees, the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any other event(s)), will not result in: (i) any obligation to pay severance or increase the amount of severance pay upon any termination of employment, (ii) acceleration of the time of payment or vesting, or any payment (through a grantor trust or otherwise) of any compensation or benefits, or an increase of the amount payable, or (iii) any limitation or restriction on the right of the Purchaser or any Affiliate of the Purchaser to merge, amend or terminate any of the Employee Plans.

(f) Except as disclosed on Schedule 3.5(f), (i) none of the Partnership, the Transferred Companies or their respective Subsidiaries are party to any collective bargaining agreement or other Contract or agreement with any labor organization or other representative of any of the Combined Business Employees, nor has any labor organization or group of Combined Business Employees made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation currently pending; and (ii) none of the Combined Business Employees is represented by any labor organization nor is any action on behalf of any Combined Business Employee pending or, to the Knowledge of the Seller Parties, threatened against any of the Partnership, the Transferred Companies or their Subsidiaries which would have or reasonably be expected to have a Combined Business Material Adverse Effect.  There are no organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes pending or to the Knowledge of the Seller Parties, threatened against or involving the Transferred Companies.  The Partnership, the Transferred Companies and the employer of any Combined Business Employees are in compliance in all material respects with all Legal Requirements applicable to Combined Business Employees with respect to employment and employment practices, terms and conditions of employment, classification of workers, wages and hours and occupational safety and health.

(g) As soon as practicable following the date hereof, but in no event later than the Closing Date, the Seller Parties shall provide the Purchaser a schedule that sets forth for each Combined Business Employee the amount of unused vacation, paid time off and sick leave accrued by the Partnership, the Transferred Companies or the employer of such Combined Business Employee as of the date on which such schedule is provided.

(h) With respect to any Combined Business Employee, (i) each nonqualified deferred compensation plan (as defined under Sections 409A or 457A of the Code) and each award thereunder satisfies, in form and operation, the applicable requirements of Sections 409A or 457A of the Code, respectively; and (ii) no such plan or  any awards thereunder would subject any Combined Business Employee to Tax pursuant to Sections 409A(a)(1) or 457A(c) of the Code as a result of participation in any such plan or holding of any award thereunder.  None of the Seller Parties, the Transferred Companies or any of their respective Subsidiaries is required to gross up or reimburse a payment to any Combined Business Employee for Tax incurred under Sections 409A or 457A of the Code.

(i) Schedule 3.5(i) separately discloses each material bonus, incentive, retention, change-in-control, severance and deferred compensation agreement, program or award between any of the Seller Parties, the Transferred Companies or any of their respective Subsidiaries and any Combined Business Employee entered into as of the date hereof.  The Seller Parties shall update Schedule 3.5(i) to include any such arrangements which are not material prior to the Closing Date.

(j) With respect to any Person who provides personal services to the Seller Parties, the Transferred Companies or any of their respective Subsidiaries in respect of the Combined Business, (1) the Transferred Companies or their respective Subsidiaries, as applicable, have classified each service provider as either an “employee” or an “independent contractor” and has determined that it is more likely than not that such characterization would be sustained if challenged; (2) such classification has been consistent among service providers who provide similar services and are otherwise similarly situated; (3) all such Persons have been properly treated under all Employee Plans; and (4) there are no complaints, actions, claims or proceedings pending or, to the Knowledge of the Seller Parties, threatened to be brought by any such Person or any Governmental Body to reclassify such Person.

Section 3.6. Compliance with Legal Requirements; Governmental Authorizations.  Except as set forth on Schedule 3.6:

(a) To the Knowledge of the Seller Parties, the Partnership, the SET Companies and, in the case of the RBS Related Assets, RBS, are not and have not been in violation of, or failed to comply with, any Legal Requirements (which term for this purpose shall not include Environmental Laws, which are addressed in Section 3.10, or Legal Requirements relating to Taxes) applicable to the ownership or operation of the Combined Business, except any such violations or failure that would not have or reasonably be expected to have a material adverse effect on the ability of the Combined Business to conduct the Combined Core Business.

(b) To the Knowledge of the Seller Parties, as of the date hereof, none of the Partnership,  SET Companies or, in the case of the RBS Related Assets, RBS, has received any written notice or other notice from any Governmental Body regarding any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement (which term for this purpose shall not include Environmental Laws, which are addressed in Section 3.10, or Legal Requirements relating to Taxes) applicable to it in connection with the conduct or operation of the Combined Business, except any such violations or failure to comply that would not have or reasonably be expected to have a material adverse effect on the ability of the Combined Business to conduct the Combined Core Business.

(c) Schedule 3.6(c)(i) contains a complete and accurate list of each material Governmental Authorization required for the conduct of the Combined Business as conducted on the date hereof.  Each suchGovernmental Authorization:  (i) has been issued to a Transferred Company, except as set forth on Schedule 3.6(c)(ii), and is in full force and effect except where the failure to be so issued and in full force and effect would not have or reasonably be expected to have a material adverse effect on the ability of the Combined Business to conduct the Combined Core Business, (ii) is not subject to any pending or, to the Knowledge of such Seller Party, threatened Proceeding for the purpose of revoking or amending any such Governmental Authorization, except where such revocation or amendment has not had and would not reasonably be expected to have a material adverse effect on the ability of the Combined Business to conduct the Combined Core Business; and (iii) as of the date hereof, none of the Partnership, the SET Companies or, in the case of the RBS Related Assets, RBS, have received written notice or, to the Knowledge of such Seller Party, other notice from any applicable Governmental Body that (A) any such existing Governmental Authorization will be revoked or (B) any pending application for any such new Governmental Authorization or renewal of any existing Governmental Authorization will be denied except, in each case, where such revocation or denial has not had and would not reasonably be expected to have a material adverse effect on the ability of the Combined Business to conduct the Combined Core Business.

Section 3.7. Legal Proceedings; Orders.

(a) Except as set forth in Schedule 3.7(a), there is no pending or, to the Knowledge of such Seller Party, threatened Proceeding by or against the Seller Parties or the SET Companies relating to the Combined Business that would have or would reasonably be expected to have a Combined Business Material Adverse Effect or that otherwise would reasonably be expected to materially delay the transactions contemplated by this Agreement.

(b) Except as set forth in Schedule 3.7(b), there is no Order in regard to the Combined Business (other than orders of general applicability not specific to any of the Partnership or the SET Companies) that would have or would reasonably be expected to have a Combined Business Material Adverse Effect or that otherwise would reasonably be expected to materially delay the transactions contemplated by this Agreement.

(c) Schedule 3.7(c) sets forth a true and complete list as of the date hereof of all payment disputes with counterparties under Trading Agreements reflected on the Combined Business Reference Balance Sheet for which the matter under dispute has a value of $5,000,000 or greater and in respect of which a written demand for payment has been received.

Section 3.8. Taxes.  Except as set forth on Schedule 3.8:

(a) The Sellers, their Subsidiaries and all of the Transferred Companies have filed or caused to be filed all material Tax Returns that are or were required to be filed by the Transferred Companies, either separately or as a member of a group of corporations, pursuant to applicable Legal Requirements, and all such Tax Returns are complete and correct in all material respects to the extent they relate to the Transferred Companies.  Such Seller, its Subsidiaries and the Transferred Companies have paid, or made provisions for the payment of, all material Taxes that have or may have become due pursuant to such Tax Returns or otherwise, except such Taxes, if any, as are being contested in good faith and except such Taxes that do not relate to any of the Transferred Companies.

(b) No Governmental Body is operating any special arrangement (being an arrangement which is not based on relevant legislation or any published practice) in relation to the Tax affairs of any Transferred Company.

(c) There are no Tax liens, charges or powers of sale in respect of Taxes upon (i) any of the assets or properties of the Transferred Companies or (ii) the Transferred Assets, other than with respect to Taxes not yet due and payable or Taxes being contested in good faith by appropriate proceedings.

(d) There is no tax sharing, tax allocation, indemnity, or other agreement that will require any payment by any Transferred Company to any Person that is not a Transferred Company after the Closing Date except as reflected on the Estimated Closing Balance Sheet.

(e) None of the Transferred Companies is or has ever been a member of a group of companies for any UK Tax purpose where such group also includes RBS or any of its Subsidiaries or Affiliates.

(f) No deficiencies for any Taxes have been proposed or assessed in writing against or with respect to any Taxes or Tax Returns of the Transferred Companies.  There are no outstanding disputes, investigations, enquiries, audits or assessments relating to any Taxes of the Transferred Companies and no written notice of any proposed investigation, enquiry, audit or assessment has been received by or in respect of the Transferred Companies in the last twelve (12) months.

(g) None of the Sellers, its Subsidiaries or the Transferred Companies has waived any statute of limitations in respect to the Transferred Companies or agreed to any extension of time with respect to a Tax assessment or deficiency related to the Transferred Companies.

(h) The Transferred Companies have complied with their obligations under (i) U.S. Treasury regulation section 1.6011-4 in respect of “reportable transactions,” (ii) Part 7 of the United Kingdom Finance Act 2004 and (iii) any similar or equivalent provision of any other state, local or foreign law and Schedule 3.8 contains a list of all such transactions or arrangements that have been reported to applicable tax authorities.

(i) None of the Transferred Companies has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(j) No material closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign law) has been entered into by or with respect to any of the Transferred Companies.

(k) None of the Transferred Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date (where such inclusion or exclusion is not offset by a matching inclusion of an item of deduction or a matching exclusion of an item of income, respectively) as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign  income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date, in each case, not including any items reported on the Estimated Closing Balance Sheet.

(l) The execution and delivery of this Agreement or any of the Related Agreements by the Sellers or any of their respective Subsidiaries, or the consummation of the transactions contemplated hereby, will not result in any Tax becoming payable by any Transferred Company as a result of such entity ceasing to be a member of a group as defined from time to time for any Tax purpose.

(m) The Transferred Companies have in their records all necessary material documentation, including material exemption certificates, to support any material claimed “sale for resale” exemptions from sales taxes and to support material exemptions from VAT, Climate Change Levy, transfer and other indirect Taxes.

(n) All Transferred Companies are treated as “disregarded entities” within the meaning of sections 301.7701-1, 301.7701-2 and 301.7701-3 of the regulations promulgated by the U.S. Department of the Treasury pursuant to the Code.

(o) Except for such failures to satisfy, maintain or retain as are de minimis, each of the Transferred Companies has satisfied all of the statutory and procedural requirements and has maintained and retained all appropriate or necessary documents and records to support, justify or defend its position as regards any material liabilities to customs and excise duties in respect of physical movements and supplies made to or by them.

Section 3.9. Brokers or Finders.  None of such Seller Party or Subsidiary of such Seller Party or any of their Representatives has incurred any obligation or liability,

contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the transactions contemplated hereby for which the Purchaser or the Transferred Companies could be liable.

Section 3.10. Environmental Compliance and Liability.  Except as set forth on Schedule 3.10 or as would not have or reasonably be expected to have a Combined Business Material Adverse Effect:

(a) (i) the Transferred Companies are, and for the last five years were, and insofar as it affects the Combined Business, such Seller Party and the SET Companies are, and during the term of applicable statutes of limitations at all prior times were, in compliance with all applicable Environmental Laws, (ii) such Seller Party and the SET Companies, insofar as it affects the Combined Business, possess and are in compliance with all Governmental Authorizations under or relating to any material Environmental Law (the “Environmental Permits”), (iii) all applications necessary to renew or obtain any Environmental Permit have been made in a timely fashion so as to allow such Seller Party and the SET Companies to continue to operate in compliance with all applicable Environmental Laws as the Combined Business is presently conducted, (iv) to the Knowledge of the Seller Parties, the SET Companies do not expect any new or renewed Environmental Permits to include any terms or conditions that would reasonably be expected to have an adverse impact on the Combined Business, and (v) the Seller Parties and the SET Companies, insofar as it affects the Combined Business, and the Transferred Companies are in compliance with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in any Environmental Permit, applicable Environmental Laws or contained in any Order issued, entered, promulgated or approved thereunder by any Governmental Body.

(b) To the Knowledge of the Seller Parties, no Hazardous Material is present in a condition that would reasonably be expected to result in a Liability under Environmental Law at, and no Hazardous Material has been disposed of, arranged to be disposed of, released or threatened to be released at or from, any of the properties or facilities currently or formerly owned, leased or operated by any of the Transferred Companies or otherwise included in the Transferred Assets in a manner or condition that would reasonably be expected to result in Liability to it under or relating to any Environmental Law.  None of the Transferred Companies, nor such Seller Party nor any of its Subsidiaries insofar as it affects the Combined Business, has at any other location disposed of, arranged to dispose of, released or threatened to release any Hazardous Material in a manner or condition that, to the Knowledge of such Seller Party, would reasonably be expected to result in Liability to it under or relating to any Environmental Law.

(c) None of the Transferred Companies, such Seller Party or any of its Subsidiaries insofar as it would adversely affect the Combined Business, has assumed or provided, and no Contract that would be a Transferred Asset contains, any express environmental indemnity for the benefit of any other Person under or relating to any Environmental Laws, other than indemnities that otherwise would arise as a matter of Legal Requirement in any event.

Section 3.11. Partnership Financial Statements; No Undisclosed Liabilities.

(a) The Seller Parties have made available to the Purchaser true and complete copies of the Partnership Financial Statements and the Combined Business Reference Balance Sheet.  The Partnership Financial Statements and the Combined Business Reference Balance Sheet have been prepared in conformity with IFRS (except in each case as described in the notes to the Partnership Financial Statements or the Combined Business Reference Balance Sheet) and fairly present, in all material respects, in the case of the Partnership Financial Statements, the consolidated financial position and results of operations of the Partnership and the Partnership’s Subsidiaries, and in the case of the Combined Business Reference Balance Sheet, the combined financial position of the Combined Business, in each case, as of the respective dates thereof and for the respective periods indicated therein (subject in the case of the unaudited statements and the Combined Business Reference Balance Sheet, to normal year-end audit adjustments, which are not, in the aggregate, material in nature or amount to the Combined Business, taken as a whole, and except for the absence of any footnotes).

(b) (i) The Combined Business has no Liabilities that would be required by IFRS and the methodology set forth on Schedule 1.1(e) to be reflected or reserved against on the Combined Business Reference Balance Sheet and (ii) to the Knowledge of the Seller Parties, the Transferred Companies have no Liabilities whether or not required by IFRS or the methodologies set forth on Schedule 1.1(e) to be reflected or reserved against on the Combined Business Reference Balance Sheet, except (A) as reflected or reserved against on the Combined Business Reference Balance Sheet (or the notes thereto), (B) as set forth on Schedule 3.11(b), or (C) as incurred in the Ordinary Course of Business since November 30, 2009.

Section 3.12. Contracts.

(a) Except (i) as set forth on Schedule 3.12(a) and (ii) for multiple agreements that are substantially similar to a standard form, in which case only such form and any material additions to, elections with respect to or deviations from such form have been made available, the Seller Parties have made available to the Purchaser accurate and complete execution copies of each such Company Contract in existence as of the date hereof.

(b) For purposes of this Agreement, “Company Contract” shall mean any of the following Contracts (x) to which any of the Transferred Companies is a party or by which any of the Transferred Companies (or any of their respective businesses, assets or properties) is bound or (y) constituting an Assigned Contract or a Contract included in the RBS Related Assets:

(i) Contracts for any outstanding Indebtedness exceeding $50,000,000 individually;

(ii) any (A) material Contract of surety, guarantee or indemnification by a Seller Party, any Transferred Company or any other SET Company entered into in connection with a disposition of material assets, properties or rights, or otherwise in a manner outside of the Ordinary Course of Business or (B) general partnership interest;

(iii) any Contract containing a covenant not to compete with respect to the Combined Business or any Transferred Company that is currently in full force and effect;

(iv) any Affiliate Agreement that will survive the Closing;

(v) any material Contract involving the license, or grant of rights, to the Transferred Companies of any Intellectual Property owned by a Third Party (other than for commercially available, off-the-shelf software), including as set forth on Schedule 3.12(b)(v), and any Assigned IP Contract;

(vi) any Contract (A) that has historically or could reasonably be expected to result in the payment to any Combined Business Employee of total annual compensation in excess of $750,000 or annual bonus compensation in excess of $300,000 or (B) committing to give any Combined Business Employee the right or possibility to earn a share of the Net Trading Revenues (or other revenue, income or margin metric) generated by such employee (directly or through the results of a group of employees);

(vii) other than the Trading Agreements, any Contract which may not be terminated by the Partnership or the SET Companies without penalty on 90 days or fewer notice and which could reasonably be expected either to (A) commit the Partnership or any SET Company to aggregate expenditures of more than $5,000,000 in any calendar year or (B) give rise to anticipated receipts of more than $5,000,000 in any calendar year;

(viii) any written Contract (A) in respect of an equity investment or relating to rights and obligations with respect to a formal written partnership agreement or a material contractual joint venture or (B) pursuant to which a Commodity Transaction, or a Contract to effect a Commodity Transaction was transferred to any Transferred Company by a Seller Party or an Affiliate of a Seller Party;

(ix) other than customary provisions included in Trading Agreements, agreements with respect to the sharing, allocation or indemnities of Taxes or Tax costs that will survive the Closing (other than any agreements which are described in Sections 3.12(b)(i) – (vii) or 3.12(b)(xii) – (xviii), or would be so described in Section 3.12(b)(i) but for the $50,000,000 threshold, or would be so described in Section 3.12(b)(vii) but for the limitations in Section 3.12(b)(vii)(A) or (B));

(x) other than in the Ordinary Course of Business, agreements for the purchase or sale of any material assets, property or rights or for the receipt or grant of any options or preferential rights to purchase any material assets, property or rights;

(xi) documents granting any power of attorney with respect to the material affairs of any Transferred Company (except as would not survive the Closing);

(xii) other than those that are not material, any Contracts evidencing settlement of litigation with outstanding obligations;

(xiii) tolling (financial and/or physical), load serving or energy/asset management Contracts;

(xiv) any Contract with respect to a Commodity Transaction (A) for which there are obligations that extend beyond sixty (60) months following the date hereof, (B) would have a mark-to-market value, based on then-current prices, the absolute value of which is in excess of $50,000,000, or (C) which has a notional exposure of greater than $100,000,000 or, if there are fewer than 100 such Contracts, the 100 Contracts having the greatest notional exposure, in each case as of February 9, 2010.  For these purposes, “then current prices” means current prices (which, for purpose of the representations in this Section 3.12(b)(xiv) only, were determined as of the close of business on February 8, 2010), and in the case of (1) a physical Commodity Transaction that provides for a fixed purchase or sales price, the U.S. dollar present value of such price, (2) a physical Commodity Transaction that provides for an index purchase or sales price, the U.S. dollar present value of the forward prices for such index during the term of such transaction that are utilized by such Seller Party or SET Company, as applicable, to determine the mark-to-market valuation for such transaction, and (3) a Commodity Transaction that is a derivative, the net settlement amount for each settlement date during the term of such transaction, based on the U.S. dollar present value of the applicable forward prices during the term of such transaction that are utilized such Seller Party or SET Company, as applicable, to determine the mark-to-market valuation for such transaction;

(xv) all storage or charterer (time or voyage) Contracts or any transport Contracts having demand charges, in any case which are greater than fifty million dollars ($50,000,000);

(xvi) all Master Agreements with, as of the date hereof, the 25 largest counterparties measured by the total number of ticketed Commodity Transactions;

(xvii) (A) any ownership interest in real property or Real Estate Leases (other than de minimis Real Estate Leases for office space), and (B) any Contracts for any warehouse services, logistics services or other similar Contracts in respect of storage and handling cargo at warehouse facilities where such Contract covers ongoing services for the operations of a warehouse facility (and for the avoidance of doubt, excluding ad hoc or spot Contracts for the same or similar services entered into form time to time, but including all Combined Business Warehouse Agreements) (each Contract under (B), a “Warehouse Agreement”);

(xviii) any material amendments, modifications, extensions or renewals of any of the foregoing or any exercise of any option in respect of any of the foregoing.

(c) Except as set forth in Schedule 3.12(c), to the Knowledge of each Seller Party:

(i) each material Company Contract and material Trading Agreement included in the Transferred Assets or by which any Transferred Company is bound as of the Closing will as of the Closing be in full force and effect and will as of the Closing be a valid and enforceable obligation in accordance with its terms of the SET Companies or the Seller Parties, as applicable, that is a party thereto except (A) as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer or similar laws affecting the enforcement of creditors’ rights generally and general principles of equity (whether considered in a proceeding at law or in equity) and (B) any failure to be in full force and effect, valid or enforceable, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Combined Business taken as a whole;

(ii) no event or condition exists that constitutes or, after notice or a lapse of time or both, will constitute, a default on the part of the SET Companies or the Seller Parties, as applicable, under any such material Company Contract or material Trading Agreement included in the Transferred Assets or by which any Transferred Company is bound as of the Closing, except for any default as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Combined Business taken as a whole;

(iii) with respect to Company Contracts for outstanding Indebtedness exceeding $50,000,000 individually, there are no material prepayment penalties; and

(iv) Except as set forth on Schedule 3.12(c)(iv), each Company Contract that is a Real Estate Lease is a valid and existing leasehold interest, free and clear of all Encumbrances (except Permitted Encumbrances).

(d) Except for such of the following matters as, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of the Purchaser and the Transferred Companies to conduct the Combined Business taken as a whole, and except for the matters set forth on Schedule 3.12(d), to the Knowledge of such Seller Party (i) there are no pending renegotiations of any amounts paid or payable under any Company Contracts or material Trading Agreements included in the Transferred Assets or by which any Transferred Company is bound as of the Closing with any Person having the contractual or statutory right to require such renegotiation and (ii) no such Person has made written demand for such renegotiation.

(e) Except as set forth in Schedule 3.12(e), as of the Closing, (i) the relevant Transferred Company or, in respect of the Assigned Trading Agreements, RBS, the Partnership or any of their respective Subsidiaries, as the case may be, will have a perfected security interest in any collateral pledged to it under the Trading Agreements, and (ii) no collateral pledged to any counterparty in respect of the Combined Business will secure any Liabilities retained by the Seller Parties following the Closing other than in connection with the Commingled Trades (as defined in the Collateralized TRS) under the Collateralized TRS.

(f) The Commodity Transactions of the Combined Business identified by the Seller Parties for review by Purchaser prior to the date hereof were selected in accordance with the sampling methodology set forth on Schedule 3.12(f).

(g) With respect to time charters, all of the vessels set forth on Schedule 3.12(g) are chartered or subchartered to, or as appropriate sublet by, a Transferred Company.  With respect to all other vessels used in the Combined Business, such vessels are chartered or subchartered to, or as appropriate sublet by, a Transferred Company.

Section 3.13. Affiliate Agreements.  Schedule 3.13 sets forth a true, correct and complete list of all written Contracts (excluding Trading Agreements and any Contract relating to RBS/SET Debt) to which any Transferred Company is a party or that are included in the Transferred Assets, in each case, to which the Sellers or any director, officer, member or other Subsidiary or Affiliate of the Seller Parties (other than the Transferred Companies) is a party (each referred to herein as an “Affiliate Agreement” and collectively the “Affiliate Agreements”) that are in effect on the date hereof.  Except as indicated on Schedule 3.13, each of the Affiliate Agreements was entered into on an arm’s length basis and on terms and conditions that in the aggregate were no less favorable to the Partnership, RBS (in the case of Contracts that are included in RBS Related Assets) or any SET Company (in the case of Assigned Contracts) or any Transferred Company than could have been obtained from unrelated Persons.

Section 3.14. Insurance.

(a) Schedule 3.14(a) sets forth a true and complete list of all current policies of property and casualty insurance (including liability, errors or omissions, and business interruption insurance) insuring the properties, assets, employees, members and/or operations of the Combined Business (collectively, the “Policies”), along with the entities covered by such Policies, aggregate coverage amount and type of each of the Policies.

(b) All Policies are in full force and effect and all premiums with respect to Policies covering all periods up to and including the Closing Date have been paid and no notice of cancellation or termination has been received with respect to any such Policy.  None of the Seller Parties or the SET Companies is in default under any material provisions of the Policies, and, except as set forth on Schedule 3.14(b), there is no material claim by the Seller Parties or the SET Companies or any other Person pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters or issuers of such Policies.

Section 3.15. Intellectual Property; IT Systems.

(a) Schedule 3.15(a) sets forth a complete and accurate list of all Registered Intellectual Property and any material unregistered Intellectual Property that are included in the Transferred Combined Business Intellectual Property, in each case listing, as applicable, (i) the application and registration numbers, (ii) the jurisdictions where such Intellectual Property is registered or where applications have been filed and (iii) the name of the current owner.

(b) The Transferred Companies, or the Sellers, are the sole and exclusive owners of all right, title and interest in and to each item of the Transferred Combined Business Intellectual Property, free and clear of all Encumbrances (except Permitted Encumbrances).

(c) The Seller Parties and the Transferred Companies have taken commercially reasonable efforts to maintain and protect the Transferred Combined Business Intellectual Property.

(d) Except as set forth in Schedule 3.15(d), (i) neither the use of any Transferred Combined Business Intellectual Property by the Sellers or their Subsidiaries, nor the conduct of the Combined Business by the Seller Parties or any of their respective Subsidiaries (as conducted prior to the date hereof and until the Closing) infringes, violates, or misappropriates in any material respect the Intellectual Property of any Person, and (ii) within the past six (6) years, (x) no written claims alleging such infringement, violation or misappropriation have been asserted against the Seller Parties or their Subsidiaries that have not be resolved and (y) none of the Seller Parties nor the Transferred Companies have received any written notice or, to the Knowledge of the Seller Parties, any other notice or been party to any Proceeding alleging such claims.

(e) To the Knowledge of the Seller Parties, as of the date hereof, no Third Party is infringing, violating, or misappropriating in any material respect any Transferred Combined Business Intellectual Property and no such claims are pending or threatened by the Sellers or their Subsidiaries against any Third Party.

(f) The execution, delivery or performance of this Agreement or any of the Related Agreements by the Seller Parties or any of their respective Subsidiaries or the consummation of the transactions contemplated hereby will not result in the material loss or impairment of any of the Transferred Combined Business Intellectual Property or the Transferred Companies’ right to use the Transferred Combined Business Intellectual Property after the Closing Date.

(g) Except as set forth on Schedule 3.15(g), the Sellers or a Transferred Company has all necessary licenses, sub-licenses or other rights to use all IT Systems in the manner currently used by the Combined Business.

Section 3.16. Material Financial Support Arrangements.  Schedule 3.16 contains a complete list as of the date hereof of all of the guarantees, letters of credit, comfort letters, “keep whole” agreements, bonds or other financial security arrangements or other credit support arrangements of any type or kind whatsoever, whether or not accrued, absolute, contingent or otherwise other than with respect to Trading Agreements (“Financial Support

Arrangements”) under which any Transferred Company or, if related to the Transferred Assets or Assumed Liabilities, any Seller Party or SET Company is obligated or would reasonably be expected to be obligated for an amount in excess of $50,000,000 (which shall include, for the avoidance of doubt, any Financial Support Arrangements that are not limited in amount), and the amount of each (including any amount drawn or used) as of November 30, 2009, in each case to the extent such Financial Support Arrangements have been provided to or for the benefit of any creditor or counterparty of the Combined Business.

Section 3.17. Improper Payments.  None of the Transferred Companies (or, to the Knowledge of any Seller Party, any of the officers, directors, employees or agents of the Transferred Companies or any other Combined Business Employee) or the Seller Parties, by or on behalf of the Combined Business, has violated any provisions of the FCPA, or the rules and regulations promulgated thereunder, or any other applicable bribery and corruption Legal Requirements in any relevant jurisdiction in connection with the Transferred Assets, Assumed Liabilities or Transferred Companies.

Section 3.18. Books and Records.  To the Knowledge of such Seller, all Transferred Books and Records (excluding all Contracts) are accurate and complete in all material respects and are maintained in all material respects in accordance with good business practices and all applicable Legal Requirements.  The Partnership and the SET Companies with respect to the Transferred Books and Records of the Combined Business (and, solely with respect to Transferred Books and Records to the extent relating to the RBS Related Assets and Liabilities, RBS and its Subsidiaries) maintain appropriate and sufficient systems of internal accounting controls.

Section 3.19. Inventory.  Schedule 3.19 sets forth a true and complete statement of the worldwide physical inventory and tolling capacity payments of the Combined Business, as of the date that is two (2) Business Days prior to the date hereof (except for oil inventory which is as of January 31, 2010), and, subject to revision as provided in Section 7.17(c), as of the date that is two (2) Business Days prior to the Closing Date (except for oil inventory, which will be as of the most recent date prior to the Closing Date for which such data is available).

Section 3.20. No Other Representation.  Except for the representations and warranties contained in this Article III, none of the Seller Parties or any other Person acting on behalf of the Seller Parties or their Affiliates makes any representation or warranty, express or implied, regarding the Seller Parties or any of their Affiliates (including the Partnership and the SET Companies).

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in the disclosure letter delivered by the Purchaser to the Seller Parties on or prior to the date hereof (the  “Purchaser Disclosure Letter”), the Purchaser hereby makes to the Seller Parties, as of the date hereof and, unless otherwise specified, as of the Closing, each of the representations and warranties contained in this Article IV; provided, that the Parties agree that disclosure of any item in any section or subsection of the Purchaser

Disclosure Letter shall also be deemed disclosed with respect to any other section or subsection to which the relevance of such item is readily apparent.

Section 4.1. Organization and Good Standing.  The Purchaser is duly organized and validly existing under the laws of Delaware, with full corporate power and authority to conduct its business as it is now being conducted.

Section 4.2. Enforceability; Authority; No Conflict.

(a) This Agreement constitutes the legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer or similar laws affecting the enforcement of creditors’ rights generally and general principles of equity (whether considered in a proceeding at law or in equity).  Upon the execution and delivery by the Purchaser of the Related Agreements to which it is a party, each of such Related Agreements will constitute the legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer or similar laws affecting the enforcement of creditors’ rights generally and general principles of equity (whether considered in a proceeding at law or in equity).  The Purchaser has the requisite right, power and authority to execute and deliver this Agreement and each of the Related Agreements to which it is a party, and to perform its obligations and consummate the transactions contemplated hereby, and such action has been duly authorized by all necessary corporate action.

(b) Except as set forth on Schedule 4.2(b), the execution, delivery and performance by the Purchaser of this Agreement or any of the Related Agreements to which it is a party, and the consummation of the transactions contemplated hereby, does not and will not: (i) violate any provision of the Governing Documents of the Purchaser or its Subsidiaries, or any resolution adopted by the board of directors or shareholders (or similar management group) of the Purchaser or its Subsidiaries; (ii) assuming the receipt of all approvals set forth in Schedules 3.2(c) and 4.2(c), violate or conflict with any provisions of any Legal Requirements or any Order to which the Purchaser or its Subsidiaries may be subject; or (iii) violate, conflict with, result in a breach of, constitute (with due notice or lapse of time or both) a default or cause any obligation, penalty or premium to arise or accrue under any Contract to which the Purchaser or any of its Subsidiaries is a party or by which any of them is bound or to which any of their respective properties or assets is subject, except, with respect to clauses (ii) and (iii) above, as would not constitute a Purchaser Material Adverse Effect.

(c) Except as set forth in Schedule 4.2(c), and subject to the Seller Parties’ (i) representations and warranties in Section 3.19 being true and correct in all material respects, and (ii) compliance in all material respects with Section 7.1(a)(vi)(A), no material Consent, approval, authorization of, declaration, filing, or registration with, any Governmental Body (including any Governmental Authorization or Mandatory Governmental Approval), stockholder or other Person (whether a Third Party or otherwise) is required to be made or obtained by the Purchaser or any of its Subsidiaries in connection with the execution, delivery, and performance of this Agreement and the Related Agreements or the consummation of the transactions contemplated hereby and thereby.

Section 4.3. Bank Holding Company Act Status.  Guarantor is a financial holding company under the Bank Holding Company Act of 1956, as amended, and the Purchaser is not aware of any contemplated or threatened change (by Guarantor or by any Governmental Body) to that status.

Section 4.4. Legal Proceedings.  Except for such of the following matters as, individually or in the aggregate, have not resulted in, and would not reasonably be expected to result in, a Purchaser Material Adverse Effect, there is no pending, or, to the Knowledge of the Purchaser, threatened, Proceeding by or against the Purchaser or that could reasonably be expected to prevent, materially delay, make illegal or otherwise materially interfere with, any of the transactions contemplated hereby.  Prior to the date of this Agreement, the Purchaser has informed the Seller Parties in a true and complete manner of the progress of material discussions with the FSA with respect to the transactions contemplated under this Agreement and the Related Agreements, including any material issues relating to filings to be made to, or authorizations or orders to be sought from, the FSA.

Section 4.5. Brokers or Finders.  None of the Purchaser or its Subsidiaries or any of their Representatives has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the transactions contemplated hereby for which the Seller Parties, the Partnership or the SET Companies (other than the Transferred Companies) could be liable.

Section 4.6. Available Funds.  The Purchaser will have available to it at the Closing all funds necessary for its payments required under this Agreement, including those payments required by Article II hereof.

Section 4.7. No Other Representation.  Except for the representations and warranties contained in this Article IV, neither the Purchaser nor any other Person acting on behalf of the Purchaser makes any representation or warranty, express or implied, regarding the Purchaser or any of its Subsidiaries.

ARTICLE V.
CONDITIONS PRECEDENT TO THE PURCHASER’S OBLIGATION TO CLOSE

Section 5.1. Conditions to the Obligations of the Purchaser.  The obligation of the Purchaser to purchase the Transferred Holding Company Equity Interests and the Transferred Assets and to assume the Assumed Liabilities and to take the other actions required to consummate the transactions provided for in this Agreement is subject to the satisfaction, as of the Closing, of the following conditions (any of which may be waived in whole or in part in a writing signed by the Purchaser):

(a) Mandatory Governmental Approvals.  Each of the Mandatory Governmental Approvals shall have been obtained without the imposition of any Burdensome Condition and shall be in full force and effect and not be subject to any unfulfilled conditions to their effectiveness except to the extent the condition (other than any Burdensome Condition) is required by its terms to be effected following the Closing.

(b) No Prohibition.  No Governmental Body shall have (i) issued an order or injunction that is in effect and prohibits the transactions contemplated by this Agreement or (ii) enacted, issued, promulgated, enforced or entered any Legal Requirement which is then in force and has the effect of making illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated by this Agreement.

(c) Representations and Warranties.  Each of the representations and warranties of the Seller Parties:

(i) set forth in Section 3.3(a) (solely with respect to ownership of the Transferred Equity Interests) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on such dates;

(ii) set forth in Sections 3.1, 3.2(a), 3.2(b)(i), 3.2(b)(ii), 3.2(b)(iv), 3.3(b)(i) (in the first sentence), 3.4, 3.11(a) and 3.19 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on such dates (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations need only be true and correct on and as of such earlier date); and

(iii) set forth in Article III and not referenced in clauses (i) or (ii) above, shall be true and correct as of the date of this Agreement (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations need only be true and correct on and as of such earlier date);

interpreted (x) in the case of each of clauses (ii) and (iii), without regard to any materiality, materially, material respects, material adverse effect, Combined Business Material Adverse Effect or similar materiality qualifiers set forth therein (other than with respect to the Retained Materiality Representations), except, in the case of clauses (ii) and (iii), where the failure of such representations and warranties to be true and correct as so made, individually or in the aggregate, would not have or be reasonably expected to have a Combined Business Material Adverse Effect, and (y) in the case of clause (ii), with respect to Sections 3.4 and 3.11(a), without regard to any events occurring after the date hereof.

(d) Covenants.

(i) Each of the covenants and agreements of the Seller Parties set forth in Sections 7.1(a)(ii), 7.1(a)(iv), 7.1(a)(v), 7.1(a)(vi), 7.1(a)(xxiii), 7.8 and 7.22 shall have been duly performed or complied with (or any nonperformance shall have been cured and any Damages attributable thereto shall have been remedied) in all material respects;

(ii) each of the covenants and agreements of the Seller Parties set forth in Sections 7.1(a)(ix)(A), 7.1(a)(x), 7.1(a)(xii), 7.1(a)(xiv), 7.1(a)(xv), 7.1(a)(xvi), Section 7.1(b) and 7.2(b) shall have been duly performed or complied with (or any nonperformance shall have been cured and any Damages attributable thereto shall have been remedied), except where the failure to so perform or comply would not be material to the Combined Business; provided, however, in the case of a breach of Section 7.1(a)(xiv), Section 7.1(a)(xv) or Section 7.1(a)(xvi), the Seller Parties may cure such breach by offering to treat the underlying trade or transaction that resulted in such breach as an Excluded Asset or, if such trade or transaction was entered into by a Transferred Company, to remove the relevant transaction from such Transferred Company prior to the Closing; and

(iii) each of the other covenants and agreements of the Seller Parties to be performed or complied with prior to the Closing shall have been duly performed or complied with (or any nonperformance shall have been cured and any Damages attributable thereto shall have been remedied) except where the failure to so perform and comply, individually or in the aggregate, would not have or reasonably be expected to have a Combined Business Material Adverse Effect.

(e) Certificate.  The Purchaser shall have received a certificate, signed by a duly authorized officer of each of the Seller Parties and dated as of the Closing Date confirming that the conditions set forth in Sections 5.1(c) and 5.1(d) have been satisfied.

(f) Additional Documents.  Each of the Related Agreements shall have been executed and delivered by each of the Parties or their Subsidiaries, as applicable.

(g) Receipt of Payoff Letters.  The Purchaser shall have received payoff letters, in customary form, with respect to the repayment of the Estimated Closing Payoff Combined Business Debt.

Section 5.2. Frustration of Closing Conditions.  The Purchaser may not rely on the failure of any condition set forth in this Article V to be satisfied if such failure was caused by a material breach of this Agreement by the Purchaser.

ARTICLE VI.
CONDITIONS PRECEDENT TO THE SELLER PARTIES’ OBLIGATION TO CLOSE

Section 6.1. Conditions to the Obligations of the Sellers.  The obligation of the Seller Parties to sell the Transferred Holding Company Equity Interests and the Transferred Assets and assign the Assumed Liabilities and to take the other actions required to consummate the transactions provided for in this Agreement is subject to the satisfaction, as of the Closing, of each of the following conditions (any of which may be waived in whole or in part in a writing signed by both RBS and Sempra Energy):

(a) Mandatory Governmental Approvals.   Each of the Mandatory Governmental Approvals shall have been obtained and shall be in full force and effect and not be subject to any unfulfilled conditions to their effectiveness except to the extent the condition (other than any Burdensome Condition) is required by its terms to be effected following the Closing.

(b) No Prohibition.  No Governmental Body shall have (i) issued an order or injunction that is in effect and prohibits the transactions contemplated by this Agreement or (ii) enacted, issued, promulgated, enforced or entered any Legal Requirement which is then in force and has the effect of making illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated by this Agreement.

(c) Representations and Warranties.  Each of the representations and warranties of the Purchaser set forth in Article IV shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on such dates (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations shall be true and correct on and as of such earlier date), in each case without regard to any references to materiality, materially, material respects, material adverse effect, Purchaser Material Adverse Effect, or similar materiality qualifiers set forth therein; except, in each case, where the failure of such representations and warranties to be true and correct as so made, individually or in the aggregate, would not have a Purchaser Material Adverse Effect.

(d) Covenants.  Each of the covenants and agreements of the Purchaser to be performed or complied with at or prior to the Closing shall have been duly performed or complied with (or any nonperformance shall have been cured and any Damages attributable thereto shall have been remedied), except where the failure to so perform and comply, individually or in the aggregate, would not have a Purchaser Material Adverse Effect.

(e) Additional Documents.  Each of the Related Agreements shall have been executed and delivered by each of the Parties or their Subsidiaries, as applicable.

(f) Receipt of Payoff Letters.  The Sellers shall have received payoff letters, in customary form, with respect to the repayment of the Closing Payoff Combined Business Debt.

(g) Certificate.  The Seller Parties shall have received a certificate, signed by a duly authorized officer of the Purchaser and dated as of the Closing Date confirming that the conditions set forth in Section 6.1(c) and 6.1(d) have been satisfied.

(h) Credit Rating Event.  There shall not have occurred and be continuing a Credit Rating Event.

Section 6.2. Frustration of Closing Conditions.  None of the Seller Parties may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by a material breach of this Agreement by any of the Seller Parties.

ARTICLE VII.
ADDITIONAL COVENANTS

Section 7.1. Conduct of the Combined Business.

(a) Except:  (v) any actions taken in connection with the relocation described in Schedule 1.1(a) or the Reorganization, (w) as set forth on Schedule 7.1, (x) as required by Legal Requirement, (y) as required (including by virtue of being an express condition to Closing) or explicitly permitted by the terms of this Agreement or the Related Agreements, or (z) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed), from and after the date hereof until the Closing, the Seller Parties shall (and shall cause their respective Subsidiaries, including the SET Companies to) (a) continue to take such action necessary to operate the Combined Business, including the Transferred Companies, only in the Ordinary Course of Business and use commercially reasonable efforts to continue to maintain the material assets, properties and rights in accordance with past practice, and (b):

(i) not amend or otherwise alter (or propose any amendment or alteration to) the Governing Documents of any of the Transferred Companies;

(ii) not permit the Partnership or any Transferred Company to create or issue any Equity Interests or Equity Commitments in respect of the Transferred Companies, including any Equity Commitments related to the employment of the Combined Business Employees, or redeem any Equity Interest of any Transferred Company;

(iii)  not change any method of accounting or accounting principle that relates to the Combined Business, the Partnership or the SET Companies, except such changes (A) as are required by a change in IFRS or (B) that do not, and could not be reasonably expected to, impact the Estimated Closing Balance Sheet or the Final Closing Balance Sheet (or any portion thereof) or restrict or have a material adverse effect in any manner on the post-Closing accounting or accounting principles of the Combined Business or the Transferred Companies;

(iv) not permit the Partnership or any SET Company to cease to operate any of the Combined Core Businesses;

(v) not permit any Transferred Company to enter into any new material business line that is not directly related to any portion of the existing Combined Core Businesses;

(vi) not permit (A) the value of the physical inventory of Commodities (other than base and precious metals) of the Combined Business to exceed, as of the Closing, the value of such physical inventory as it appeared on the Combined Business Reference Balance Sheet by an amount equal to or greater than $500,000,000, or (B) the Transferred Companies to acquire, or the Partnership or any SET Company to acquire in respect of the Combined Business, (1) any material assets other than in the Ordinary Course of Business in connection with any Trading Agreements included in the Combined Business, whether in one transaction or a series of related transactions, for an aggregate purchase price exceeding $5,000,000 for a single transaction or $20,000,000 in total, (2) any Physical Energy Infrastructure Assets that would be included in the Combined Business, or (3) any business (or portion thereof) that provides electricity or natural gas to commercial or industrial customers and that would be included in the Combined Business;

(vii) except as disclosed on Schedule 7.1(a)(vii) and other than as may be required by any Legal Requirement or Employee Plan, not:

(1) except as otherwise permitted under this Section 7.1(a)(vii), increase the total annual compensation including base salary, hourly wage or commission rate, bonus, severance or termination payments or similar rights to current or former directors, managers, officers and employees of the Transferred Companies or any Transferred Asset Employees, other than in the Ordinary Course of Business, and provided that any such increase would not reasonably be expected to result in the increase of the total annual compensation for any such director, manager, officer or employee by more than $250,000 on an individual basis;

(2) authorize, guarantee or pay any bonuses or other special payments to any current or former directors, managers, officers and employees of the Transferred Companies or any Transferred Asset Employees, other than in the Ordinary Course of Business, and provided that any such bonus or special payment would not reasonably be expected to result in the increase of the total annual compensation for any such director, manager, officer or employee by more than $250,000 on an individual basis;

(3) commit to giving the right or possibility to earn a share of the Net Trading Revenue (or other revenue, income or margin metric) generated by a Combined Business Employee (directly or through the results of a group of employees) to such Combined Business Employee (other than an allocation of amounts among a group of employees that are already committed to one or more employees with respect to bonuses for fiscal year 2009 disclosed on Schedule 3.5(i)) or confirm in writing any such right or possibility in respect of 2010 that was previously communicated to any such Combined Business Employee other than pursuant to a confirmation letter in any of the forms attached as Schedule 7.1(a)(vii)(3);

(4) amend the current terms of any Employee Plan to the extent applicable to a Combined Business Employee, in a manner that would materially increase the cost or obligations of the Purchaser under Section 7.5 of this Agreement;

(5) adopt or enter into any new contract, plan or arrangement providing potential compensation or employee benefits to Combined Business Employees that would be considered an employee benefit plan, except to the extent reasonably necessary to replace any service providers under an existing health, welfare or benefit plan or as otherwise permitted under clause (7) of this subsection as set forth below;

(6) transfer the employment of any Combined Business Employee to or from the Partnership or the Transferred Companies (including transfers of employment to or from any of the Seller Parties’ other Affiliates) or otherwise materially change the job functions of any employee of the Partnership or any of its Subsidiaries so as to either (A) cause such employee to cease to be a Combined Business Employee or (B) cause any employee of the Seller Parties or their Affiliates who is not a Combined Business Employee to become a Combined Business Employee; and

(7) hire or terminate the employment of (other than for cause) any Person who is or would be a Combined Business Employee whose employment is or would be on terms that (A) could reasonably be expected to result in the payment to any employee of the Partnership or the Transferred Companies of total annual compensation in excess of $750,000 and/or annual bonus compensation in excess of $300,000, or (B) commits to giving the right or possibility to earn a share of the Net Trading Revenues (or other revenue, income or margin metric) generated by such Combined Business Employee (directly or through the results of a group of employees) to such Combined Business Employee;

provided that the Seller Parties may, and may cause the Transferred Companies to, take any of the actions otherwise prohibited by clauses (2) and (3) of this Section 7.1(a)(vii) if (I) the amount of such arrangements is accrued on the Final Closing Balance Sheet or is paid by the Seller Parties prior to the Closing or (II) the payment of such amounts either does not exceed the amount set forth in Schedule 7.1(a)(vii) or does not otherwise obligate the Purchaser or the Transferred Companies following the Closing and (III) to the extent applicable, such arrangements have been implemented in accordance with the FSA approvals disclosed on Schedule 3.5(a)(iv);

(viii) not make any sale, assignment, transfer, abandonment, or other conveyance of any asset used in the Combined Business or any Contract included in the Combined Business (other than any Trading Agreement included in the Combined Business), in each case unless (i) such asset or Contract is not material to the Combined Business or, if material, such transaction was in the Ordinary Course of Business or (ii) such transaction is a sale or other disposition of minority Equity Interests held by the Partnership or any of the SET Companies for investment purposes;

(ix) not enter into or materially amend, modify, extend, renegotiate or terminate (A) any Company Contract of the type described in Section 3.12(b)(xiii) or 3.12(b)(xv) or (B) other than in the Ordinary Course of Business, any other Company Contract;

(x) not enter into or materially amend, modify, extend, renegotiate or terminate any Contract with respect to a Commodity Transaction (A) for which there are obligations that extend beyond thirty six (36) months following the date hereof, (B) would have a mark-to-market value, based on then-current prices, the absolute value of which is in excess of $50,000,000, or (C) other than gold leases or base metal repurchase agreements, which has a notional exposure of greater than $100,000,000.  For these purposes, “then current prices” means current prices, in the case of (1) a physical Commodity Transaction that provides for a fixed purchase or sales price, the U.S. dollar present value of such price, (2) a physical Commodity Transaction that provides for an index purchase or sales price, the U.S. dollar present value of the forward prices for such index during the term of such transaction that are utilized by such Seller Party or SET Company, as applicable, to determine the mark-to-market valuation for such transaction, and (3) a Commodity Transaction that is a derivative, the net settlement amount for each settlement date during the term of such transaction, based on the U.S. dollar present value of the applicable forward prices during the term of such transaction that are utilized such Seller Party or SET Company, as applicable, to determine the mark-to-market valuation for such transaction;

(xi) not create or permit to be created (A) any Encumbrance on the Transferred Equity Interests or (B) any Encumbrance (other than a Permitted Encumbrance) on any asset of the Combined Business other than in the Ordinary Course of Business or that would not materially and adversely affect the ability of the Purchaser and the Transferred Companies to conduct the Combined Business as currently conducted consistent with past practices after the Closing Date or as contemplated in this Agreement or any of the Related Agreements (provided that, notwithstanding the foregoing, none of the Partnership and the SET Companies shall have any obligation under this Agreement in respect of this clause (xi), it being understood that this proviso does not limit the obligations of the Seller Parents in respect of this clause (xi));

(xii) not materially change the credit policies used by the Partnership or the SET Companies in respect of the Combined Business, except as consistent with past practice or as reasonably required due to changes in market conditions;

(xiii) with respect to the Partnership or any SET Company, not make or change any Tax election, change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended material Tax Return, settle or compromise any proceeding with respect to any claim for material Taxes, surrender any right to claim a refund of material Taxes or consent to any extension or waiver of the limitations period applicable to any material Tax claim, except with respect to any of the foregoing in this Section 7.1(a)(xiii), such changes or actions that would not be reasonably expected to materially adversely impact the Taxes, Tax refunds, claims or assessments, or Tax accounting or reporting of the Purchaser, the Transferred Companies or the Transferred Assets, in each case solely for a taxable period that begins on or after the Closing Date or for the portion of a Straddle Period that begins on or after the Closing Date;

(xiv) not permit any trading-related activities in respect of the Combined Business other than Permissible Trading Activities that are in accordance with Company Risk Policies and Limits;

(xv) not agree, consent to or otherwise permit an increase in or modification to, or grant exceptions to, the VAR Limits for the Combined Business set forth on Schedule 7.1(a)(xv), which individually or together constitute an increase in permitted VAR Limits for the Combined Business of 20% or more above those limits set forth on Schedule 7.1(a)(xv), except for such increase, modification or exception permitted or granted on a temporary basis consistent with past practice or as reasonably required due to changes in market conditions; it being understood that nothing herein shall require the Sellers to change or dispose of any existing Commodities Transactions; and it being further understood that if the VAR Limits are exceeded at any time, past practices shall include that the Sellers thereafter take no affirmative action to increase the risk and develop and adhere to a plan to reduce the risk in an economically prudent manner;

(xvi) not permit or consent to any material amendment, modification or termination of, or deviation from, any of the Company Risk Policies and Limits, other than consistent with clause (xv) of this Section 7.1(a);

(xvii) not permit the Transferred Companies to declare, set aside or pay any dividends or make any other distributions to any of the Seller Parties or their respective Affiliates, except as expressly provided in Section 7.15, or to assign any accounts receivables of the Combined Business;

(xviii) except for HB Ordinary Course Matter, not permit the Transferred Companies to enter into any new Real Estate Lease, sublease or other occupancy agreement in respect of real property or any new Warehouse Agreement (or permit the Sellers or the SET Companies to do any of the foregoing if such new Real Estate Lease, sublease or other occupancy agreement or Warehouse Agreement would be a Combined Business Real Estate Lease or a Combined Business Warehouse Agreement, as the case may be);

(xix) not grant any Lease, sublease, license, sublicense or other occupancy rights under or with respect to any property that is Combined Business Leased Real Estate, provided that, in the event HB desires to do any of the foregoing listed in this clause (xix), it should submit a request for consent to the Purchaser, including the terms of such proposed lease, sublease or license and clearly stating in ALL CAPS that failure by the Purchaser to respond within 7 calendar days will be deemed a grant of consent to the proposed transaction; provided further that in the event the Purchaser has failed to respond within 4 calendar days, HB shall submit a second request for consent clearly stating in ALL CAPS that failure by the Purchaser to affirmatively grant or withhold consent within 3 calendar days will be deemed a grant of consent; provided further that, if the request for consent expressly states that the request is urgent and specifies a date certain prior to such 7th calendar day, the Purchaser will attempt to accelerate its consent process (but shall not have any Liability or other obligation if it fails to do so and any such failure shall not be deemed a grant of consent);

(xx) except for HB Ordinary Course Matters, not amend, modify or extend any Combined Business Real Estate Lease or Combined Business Warehouse Agreement in any material respect or in any manner which would impose on the lessee or customer any material financial obligation thereunder that does not currently exist or terminate or surrender or agree to a release of any such Combined Business Real Estate Lease or Combined Business Warehouse Agreement, in whole or in part;

(xxi) not incur any Encumbrance on any Combined Business Leased Real Estate, other than Permitted Encumbrances;

(xxii) continue to provide all services previously provided to the Transferred Companies in accordance with the Ordinary Course of Business;

(xxiii) not (A) permit any Transferred Company to enter into any Third Party credit facility (other than a repurchase facility for precious or base metals), (B) incur Indebtedness of the Combined Business (other than in respect of the precious or base metals business or letters of credit outstanding as of the date hereof) such that the Indebtedness of the Combined Business, as of the Closing, would exceed the Indebtedness of the Combined Business reflected on the Combined Business Reference Balance Sheet by more than $3,000,000,000 in the aggregate; provided that, no more than $750,000,000 of any increase in Indebtedness above the amount reflected in the Combined Business Reference Balance Sheet shall be attributable to reasons other than increases in Commodity prices, or changes in per Contract margin requirements by any exchange (it being understood that any borrowing in respect of replacing letters of credit with cash or for purposes of the $750,000,000 restriction only, borrowing due to the reduction of existing cash margin received in cases where such cash margin has been converted to a letter of credit does not constitute the incurrence of Indebtedness), or (C) otherwise incur any additional Indebtedness of the Combined Business other than to the extent necessary to fund cash dividends (including Tax distributions pursuant to the LLP Agreement) in respect of earnings of the Combined Business or to fund bonuses payable to employees in accordance with this Agreement; or

(xxiv) not enter into any Contract or take any other action to do or engage (or commit to do or engage) in any of the foregoing.

(b) In the event there is a significant change of circumstances in the commodities or financial markets generally following the date hereof (e.g., Lehman Brothers bankruptcy, hurricane Katrina, war, an act of terrorism or another significant event leading to a material change in Commodity prices), and the Purchaser in good faith and in its reasonable judgment (acting as if it were a prudent manager of the Combined Business on a stand-alone basis) has determined that it would be prudent for the risk positions of the Combined Business to be reduced, subject to any Legal Requirements, (i) the Seller Parties shall, upon the Purchaser’s request, consult with the Purchaser regarding any modifications proposed by the Purchaser to the 95% one day “value at risk” limits for the Combined Business in effect from time to time (in accordance with Section 7.1(a)(xv) (the “VAR Limits”) in respect of the Combined Business to achieve such a reduction in risk, and (ii) if, after such consultation, the Purchaser requests the Sellers to lower the VAR Limits in respect of the Combined Business, the Seller Parties shall amend the Company Risk Policies and Limits with respect to the Combined Business so as to lower the VAR Limits to the prudent level the Purchaser requests in good faith and after taking into account Sellers’ views and, to the extent that such reduced VAR Limits have been exceeded, shall use their commercially reasonable efforts to pursue a planned decrease in the risk profile of the Combined Business over time in a prudent and economically sound manner; it being understood that nothing herein shall require any Seller or any of its Subsidiaries to change or dispose of any existing Commodities Transactions.

(c) For the avoidance of doubt, the Purchaser shall exercise the rights given to it under this Section 7.1 and under Section 7.2 consistent with and to the extent permitted by all applicable Legal Requirements.

Section 7.2. Information and Access.

(a) Prior to Closing, the Seller Parties shall (and shall cause their Subsidiaries to), subject to the Non-Disclosure Agreement, (a) permit the Purchaser and its Representatives to have reasonable access during normal business hours, and in a manner so as not to interfere with the normal operations, to all premises, properties, personnel, accountants, Transferred Books and Records, contracts and documents of the Transferred Companies or relating to the Transferred Assets and Assumed Liabilities; and (b) furnish to the Purchaser and its Representatives all such information and data concerning the Combined Business as the Purchaser or its Representatives reasonably may request in connection with their review of information in accordance with subsection (a) of this Section 7.2, except to the extent that such information is subject to attorney-client privilege or furnishing any such information or data would violate any Legal Requirement or Order applicable to the Seller Parties or any of its Affiliates or by which any of Transferred Assets or the assets of the Transferred Companies are bound; provided, that the Seller Parties shall (and shall cause their controlled Affiliates to) use commercially reasonable efforts to remove any limitation or restriction on access to the Purchaser and its Representatives.  Notwithstanding anything in this Section 7.2, subject to Section 10.3, the Seller Parties shall not be required to permit access to or furnish Tax Returns, books, records, contracts, documents, information or data relating to Taxes that do not exclusively relate to the Combined Business.

(b) In furtherance and not in limitation of the foregoing Section 7.2(a), at any time after the date hereof, the Purchaser shall have the right, subject to the Non-Disclosure Agreement and subject to Legal Requirements, to appoint an individual who, in addition to exercising any of the rights granted to the Purchaser pursuant to Section 7.2(a), shall also have the rights, and be subject to the limitations, set forth on Schedule 7.2(b).  Each Seller Parent shall have the right, upon two (2) Business Days prior written notice to each other Party, to remove such individual if, in such Seller Parent’s reasonable opinion, (i) such individual has become disruptive to the Combined Business or the other business of the Partnership and the SET Companies or otherwise has violated the limitations set forth in Schedule 7.2(b) or (ii) such removal is required by Legal Requirements; provided that, in the event of such a removal, the Purchaser shall have the right to appoint another individual to take the place of the removed individual, subject to Legal Requirements.

Section 7.3. Filings; Reasonable Best Efforts to Close.

(a) The Seller Parties and the Purchaser shall (and shall cause their respective Subsidiaries to), as soon as reasonably practicable and, subject to the Seller Parties timely providing all information reasonably required by Purchaser in respect of the Combined Business and, in the case of Mandatory Governmental Approvals (other than the Swiss Approval), in no event more than twenty-five (25) Business Days following the Determination Date and in the case of the Swiss Approval no more than twenty-five (25) Business Days following the date hereof, prepare and file with each applicable Governmental Body requests for, or notices with respect to, such Governmental Authorizations as may be necessary for the consummation of the transactions contemplated hereby and by the Related Agreements in accordance with the terms of this Agreement and the Related Agreements, including all Mandatory Governmental Approvals and any additional Governmental Authorizations deemed advisable by the Purchaser.  The Seller Parties and the Purchaser shall (and shall cause their respective Subsidiaries to) diligently pursue and use their reasonable best efforts to obtain such Governmental Authorizations and will cooperate with each other in seeking such Governmental Authorizations.  With respect to the Swiss Approval and without limiting the generality of the foregoing, (x) the Purchaser shall reasonably determine the most expeditious manner to effect the Swiss Approval and shall use its reasonable best efforts to obtain the Swiss Approval promptly following the date hereof (and the Seller Parties shall cooperate with the Purchaser in doing so), (y) the Purchaser and Seller Parties shall use their reasonable best efforts, subject to Legal Requirements, promptly following the date hereof to attempt to fashion an expeditious alternative that would eliminate the need for the Swiss Approval and (z) to the extent that all the conditions to Closing have been satisfied (other than those that are to be satisfied at the Closing) other than the Swiss Approval, the Purchaser and the Seller Parties shall use their commercially reasonable efforts at such time to attempt to effect the Closing at the next Closing Date without the transfer of the Swiss business included in the Combined Business but in a manner so as to provide the Purchaser with all the benefits of the non-transferred business if doing so, in the reasonable judgment of each of the Parties, would be feasible and comply with Legal Requirements.  Until the Closing Date, the Seller Parties and the Purchaser shall (and shall cause their respective Subsidiaries to), as promptly as practicable, (i) provide such information and communications to any such Governmental Body or other Persons as such Governmental Body or other Persons may reasonably request in connection with the activities listed in this Section 7.3; and (ii) provide reasonable cooperation to the other Parties in connection with the performance of their obligations under this Section 7.3.  The Parties will promptly notify each other when any such Governmental Authorizations or related filing or notice referred to in this Section 7.3(a) is obtained, taken, made, or given, as applicable, will keep each other reasonably and promptly informed as to the progress of any such actions and will promptly advise each other of any communications (and, unless precluded by any Legal Requirement, promptly provide copies of any such communications that are in writing) with any Governmental Body or other Person regarding any of the transactions contemplated by this Agreement or any of the Related Agreements.

(b) (i)           Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (except to the extent a different standard is expressly provided for in this Agreement) to consummate the transactions contemplated by this Agreement.

(ii) Nothing in this Agreement shall be deemed to require the Purchaser and its Subsidiaries to, and the Seller Parties (in respect of the Combined Business) shall not agree without the Purchaser’s consent to, any sale, divestiture or other disposition of Equity Interests or of any business, assets or property, or the imposition of any limitation on the ability of any of them to conduct their respective businesses or to own or exercise control of such Equity Interests, businesses, assets or properties if such actions reasonably would be expected to have a material adverse effect on (A) the Combined Business, taken as a whole or (B) the operations of the business of the Purchaser and its Affiliates (including, for these purposes, the Transferred Companies and taking into account the transfer of the Transferred Assets and the Assumed Liabilities), assuming for purposes of this determination that the Purchaser and its Affiliates (as so defined) are of equivalent size to the Combined Business, taken as a whole (any such sale, divestiture, disposition, or limitation, a “Burdensome Condition”).

(iii) Except as set forth on Schedule 7.3(b)(iii), nothing in this Agreement shall require the Seller Parties or any of their Affiliates to (or to agree to) pay Cash or give any other material consideration to a Third Party to obtain the Consent or other action of any Governmental Body or other Person in connection with the transactions contemplated by this Agreement or any Related Agreements.

Section 7.4. Partnership Financial Statements.  From the date of this Agreement through the Closing Date, the Seller Parents shall provide the Purchaser with a copy of information of the type and on the basis set forth in Schedule 7.4 of the Purchaser Disclosure Letter.

Section 7.5. Employees and Employee Benefits.

(a) (i) Employees.  The Seller Parties shall provide the Purchaser in writing Schedule 7.5(a) setting forth as of the date of this Agreement all persons who are Transferred Company Employees and who, as of such date, constitute Transferred Asset Employees.  The Seller Parties shall update such Schedule 7.5(a) as of the Closing to reflect any changes (x) permitted hereunder, (y) arising from any voluntary termination of employment, death or disability or (z) consented to by the Purchaser.  Following the date hereof, the Purchaser shall have an opportunity to review Schedule 7.5(a) and the Seller Parties and Purchaser will cooperate in good faith to verify that those individuals listed on Schedule 7.5(a) satisfy the definition of Transferred Asset Employee as defined herein and will make such modifications, if any, to Schedule 7.5(a) on which they may mutually agree.

(ii)           For purposes of this Agreement, (y)  “Transferred Company Employees” shall mean all individuals who are employed by the Transferred Companies, whether or not active and (z) “Transferred Asset Employees” shall mean each of the following:

(A)           at least 134 individuals who are substantially employed, whether or not active, directly in connection with the Transferred Assets (but not employed directly by the Transferred Companies and not otherwise an Inactive Business Employee) (the “Active Business Transferred Employees”);

(B)           individuals designated as Designated Related Employees in Section 7.5(b);

(C)           individuals designated as Designated Scheduled Transition Employees in Section 7.5(c); and

(D)           individuals designated as Eligible Inactive Business Employees in Section 7.5(d);

provided that any Transferred Asset Employee who rejects Purchaser’s offer of employment as of his or her Effective Hire Date pursuant to Section 7.5(g) (a “Rejecting Employee”) shall not constitute a Transferred Asset Employee for purposes of this Agreement.

(iii)           The Purchaser shall identify to the Seller Parties in writing (w) on the Closing Date, the names of each Excluded Employee (a “No-Offer Notice”) and (x) within 3 Business Days of any individual becoming a Rejecting Employee, the name of such Rejecting Employee (a “Rejection Notice”). The Seller Parties shall terminate the employment of the Rejecting Employees within 30 days following the later of (y) the Closing Date and (z) the Seller Parties’ receipt of the applicable Rejection Notice unless otherwise agreed by the Purchaser in writing (any Rejecting Employee retained with consent of the Purchaser being “Retained Rejected Employee”).

(iv)           The Purchaser shall have no Liability with respect to such Rejecting Employee or with respect to an Excluded Employee (as defined in Section 7.5(f) below); provided that, if the employment of a Rejecting Employee or Excluded Employee is terminated by the Seller Parties within 30 days following (x) with respect to an Excluded Employee, the later of (A) the Closing Date and (B) the Seller Parties’ receipt of the No-Offer Notice and (y) with respect to a Rejecting Employee, the later of (A) the Closing Date and (B) the date of the Seller Parties’ receipt of the Rejection Notice (as applicable, the “Final Termination Date”), then the Purchaser and the Transferred Companies shall assume and have sole responsibility liability and indemnify the Seller Parties on a net-after Tax basis with respect to, and the Seller Parties shall have no responsibility or liability with respect to:

(x)           Liabilities with respect to such Rejecting Employee or Excluded Employee to the extent accrued on the Final Closing Balance Sheet; and

(y)           Liabilities (i) with respect to any severance or termination payments or benefits which become payable to such Rejecting Employee (following the procedures set forth below) or which the Seller Parties reasonably determine become payable to such Excluded Employee under any severance or termination agreement or policy of the Seller Parties in effect on the Closing Date; (ii) incurred by the Seller Parties in connection with the termination of any such Rejecting Employee’s or Excluded Employee’s employment and failure of the Purchaser to offer employment to any Excluded Employee (other than claims relating to actions or events not contemplated by this Agreement which occurred prior to such Rejecting Employee’s or Excluded Employee’s termination of employment); and (iii) incurred in contesting or defending any Proceeding relating to any of the matters described in sub-clauses (y)(i) or (y)(ii) above (such Liabilities described in sub-clauses (y)(i), (y)(ii) and (y)(iii) collectively, the “Severance Liabilities”).

The Seller Parties shall notify the Purchaser in the event a Retained Rejected Employee (notice not being required with respect to any other Rejecting Employees) or Excluded Employee is terminated by the Seller Parties by the applicable Final Termination Date, such notice to be provided within 10 Business Days following such termination of employment and, unless consented to by the Purchaser, the Seller Parties shall not pay or be responsible for, with respect to any Rejecting Employee whose employment is terminated by the Seller Parties on or prior to his or her Final Termination Date, any Severance Liabilities unless otherwise provided below.  In the event it is determined through judicial adjudication or arbitration (or settlement with the consent of the Purchaser) that any Severance Liabilities arise as a result of such termination of employment of a Rejecting Employee, then the Seller Parties shall permit the Purchaser to participate in any proceeding relating to such claim relating to Severance Liabilities; provided, however, that the Purchaser shall bear and pay directly all reasonable costs and expenses incurred in connection with such contest and, for the avoidance of doubt, but without duplication of clause (y)(ii) above, shall indemnify and hold the Seller Parties harmless, on a net after-Tax basis, from any Tax imposed as a result of such adjudication, arbitration or settlement and payment of costs and expense.  Without limiting the foregoing the Purchaser shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable judicial authority in respect of such claim and may, at its sole option, either direct Seller Parties to pay the Severance Liabilities or contest the claim in any permissible manner, and the Seller Parties agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Purchaser shall determine and direct.

(b) Related Employees.  Prior to the Closing, the Seller Parties and the Purchaser shall cooperate in good faith to identify those individuals who provide services in connection with the Transferred Assets, but who are not Transferred Company Employees or Active Business Transferred Employees.  The Purchaser shall notify the Seller Parties within a reasonable period prior to the Closing whether it consents to permit any of such employees to be designated as Transferred Asset Employees (such employees, the “Designated Related Employees”).

(c) Transition Employees.  In respect of any of the Persons who provide to the Purchaser and its Affiliates services pursuant to the Commodities Trading and Services Agreements, the Purchaser and the Seller Parties shall at least 30 days in advance of the conclusion of the term of the applicable Commodities Trading and Services Agreements identify any such employees  the Purchaser wishes to continue to employ (the “Scheduled Transition Employees”).  The Seller Parties shall notify the Purchaser within a reasonable period and at least 15 days prior to the conclusion of the term of the applicable Commodities Trading and Services Agreements whether it consents to permit the Purchaser and its Affiliates to continue to employ to some or all of the Scheduled Transition Employees (such employees, the “Designated Scheduled Transition Employees”).

(d) Inactive Business Employees.  With respect to each individual who otherwise would meet the definition of Transferred Asset Employee in Section 7.5(a)(i), (ii) or (iii) above but who, as of the Closing, is not actively employed and is participating in Seller Plans providing disability coverage (the “Inactive Business Employees”), (i) any such employee on long-term disability leave shall remain on the Seller Parties’ long-term disability plan and (ii) any such employee on short-term disability leave shall remain on the Seller Parties’ short-term disability plan for the period of disability, in accordance with the terms of the plan and if the period of short-term disability expires and any such Inactive Business Employee is entitled to receive long-term disability coverage, such employee shall continue to participate in the Seller Parties’ disability plan; provided that the Purchaser shall, or shall cause the Transferred Companies to, reimburse the Seller Parties in respect of premiums, claims or benefits and related costs that otherwise would have been charged directly or indirectly to the applicable employer in accordance with past practice until the earlier of (x) such individual’s Effective Hire Date (as defined below) or (y) 180 days after the Closing.  Any such Inactive Business Employee who returns to active employment with the Seller Parties or their Affiliates on or prior to 180 days after Closing shall be designated an “Eligible Inactive Business Employee.”

(e) Transferred Company Employees.  Transferred Company Employees shall continue to be employed by the Transferred Companies as of, and immediately after, the Closing, in accordance with the terms set forth in this Section 7.5.

(f) Transferred Asset Employees.  Prior to the Closing (or with respect to Designated Scheduled Transition Employees, prior to the expiration, cancellation or termination of the applicable Commodities Trading and Services Agreement), the Purchaser shall provide employment as of the applicable Effective Hire Date to each Transferred Asset Employee, excluding, however, only those Transferred Asset Employees who, as of their Effective Hire Date, are on disciplinary probation, official disciplinary warning or other formal disciplinary action with their current employer as reflected in the personnel records of the applicable employer or who fail the Purchaser’s criminal background check by virtue of having committed a felony or other crime which could reasonably be expected to prevent them from, or the Purchaser from, complying with any regulatory rules, regulations or guidelines applicable to them or the Purchaser (the “Excluded Employees” and which Excluded Employees shall not be deemed to constitute Transferred Asset Employees for purposes of this Agreement), with employment terms consistent with those set forth in this Section 7.5 and which do not impose any restrictive covenants (other than those currently applicable to such Transferred Asset Employees pursuant to contractual agreements assumed by Purchaser or the Transferred Companies pursuant to this Agreement) and honoring any contractual commitments applicable to such Transferred Asset Employees as contemplated by Section 7.5(l).  Prior to the Closing, the Purchase shall provide written communication materials to the Transferred Asset Employees, reasonably acceptable to the Seller Parties, conveying the material terms and conditions of such employment consistent with the provisions of this Section 7.5(f)).

(g) Effective Hire Date.  “Effective Hire Date” shall mean:

(i) with respect to Active Transferred Business Employees, Designated Related Employees and Transferred Company Employees,  the Closing Date;

(ii) with respect to Designated Scheduled Transition Service Employees, immediately following the expiration, cancellation or termination of the applicable Commodities Trading and Services Agreement (Services to Purchaser); and

(iii) with respect to Eligible Inactive Business Employees the date of their return to active employment with the Seller or its Affiliates, provided that such return is no later than 180 days following the Closing Date.

(h) Combined Business Employees and Continuing Employees.  Transferred Company Employees and Transferred Asset Employees are collectively, together with former employees of the Transferred Companies and any current or former independent contractors of the Transferred Companies, referred to as the “Combined Business Employees”.  Transferred Company Employees and Transferred Asset Employees who accept and commence employment with the Purchaser are referred to as the “Continuing Employees.”

(i) Limitations on the Purchaser’s Obligations To Employee.  None of the Purchaser, the Transferred Companies or their Subsidiaries shall have any obligation pursuant to this Agreement to continue employing Continuing Employees for any length of time following their Effective Hire Date.

(j) No Separation from Service Under Section 409A of the Code.  The Parties agree that the Transferred Asset Employees that become Continuing Employees will not experience a “separation from service” within the meaning of Treasury Regulation §1.409A-1(h), as permitted under Treasury Regulation §1.409A-1(h)(4), as a result of the transactions contemplated by this Agreement.

(k) For Continuing Employees, on or after their Effective Hire Date, the Purchaser will, or will cause the Transferred Companies to, provide such Continuing Employees, with:

(i) during the period beginning immediately following the Closing Date and ending eighteen (18) months thereafter, a base wage rate or salary that is, for each Continuing Employee, at least as favorable as was provided to such employee immediately prior to the Closing Date;

(ii) eligibility for bonus and other incentive opportunities to each Continuing Employee that are at least as favorable as the bonus and other incentive opportunities provided to similarly situated employees of the Purchaser and its Affiliates;

(iii) eligibility to participate in employee benefit plans, programs, policies and similar arrangements (whether or not subject to ERISA) that are substantially comparable in the aggregate to those employee benefit plans, programs, policies and similar arrangements provided to similarly situated employees of the Purchaser and its Affiliates (any such employee health and welfare benefit plans of the Purchaser, the Transferred Companies or their Subsidiaries in which Continuing Employees become eligible to participate after the Closing Date shall be referred to hereinafter as “Purchaser Welfare Plans”); and

(iv) during the period beginning immediately following the Closing Date and ending twelve (12) months thereafter, severance payments to each eligible Continuing Employee in accordance with the terms set forth regarding severance on Schedule 7.5(k)(iv); provided,  that in no event shall any severance be paid to any Combined Business Employee who experiences a termination of employment for cause or due to a voluntary termination of employment, and provided, further, that such Combined Business Employee signs a release in form and substance satisfactory to the Purchaser (which release shall not cover claims to any contractual rights, vested benefits, or rights of indemnification).

(l) Employee Benefits; General.

(i) As of the Closing Date, except as set forth in Section 7.5(a) or Section 7.5(d), the Seller Parties shall retain and have sole responsibility and liability, and the Purchaser shall have no responsibility or liability, in respect of any employee who is not a Combined Business Employee for all claims incurred and benefits or compensation earned, or to be earned, under any Employee Plan (including any severance or other termination benefits which become payable to any such individual as a result of or following the transactions contemplated by this Agreement) and any claims or causes of action under Legal Requirements with respect to employment, wages and all other compensation and working condition matters.

(ii) Except as provided in Section 7.5(d) and Section 7.5(o), as of the Closing Date, the Purchaser and the Transferred Companies shall:

(1) assume and have sole responsibility and liability, and the Sellers shall have no responsibility or liability, in respect of Combined Business Employees for all claims incurred and benefits or compensation earned, or to be earned (whether related to periods before, on or after, the Closing) under any Employee Plan (including any severance or other termination benefits which become payable to any Combined Business Employees as a result of or following the transactions contemplated by this Agreement), any claims or causes of action under Legal Requirements with respect to employment, wages and all other compensation and working condition matters and, for the avoidance of doubt, any liability (including severance or other termination benefits or claims for such benefits) arising out of the Purchaser’s or a Transferred Company’s termination of employment of any Transferred Company Employee or Transferred Asset Employee on or after the Closing Date (a “Purchaser Termination”) (other than claims relating to actions or events not contemplated by this Agreement which occurred prior to (x) with respect to Transferred Company Employees, the Closing Date and (y) with respect to Transferred Asset Employees, the date of their commencement of employment with Purchaser and its Affiliates) (and the Purchaser and the Transferred Companies shall indemnify the Seller Parties on a net after-Tax basis for any such liabilities and for any costs incurred in contesting or defending any Proceeding relating to any Purchaser Termination); provided, that the Purchaser shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable judicial authority in respect of such claim and may, at its sole option, contest the claim in any permissible manner; and

(2) promptly reimburse the Seller Parties and their Affiliates for any compensation and benefit paid to any Eligible Inactive Business Employee who returns to active employment pursuant to Section 7.5(g)(iii) on or after the Closing but prior to his or her Effective Hire Date.

Without limiting the foregoing, and for the avoidance of doubt, the Purchaser or the Transferred Companies, shall assume and honor in accordance with its terms, with respect to each Combined Business Employee, any Bonus Plan and any applicable employment letter or offer letter or other compensatory arrangement applicable to such Combined Business Employee, to the extent set forth on Schedule 3.5(a) or Schedule 3.5(i); provided, except as set forth in Section 7.5(k), nothing contained herein shall (x) constitute a commitment or obligation on the part of the Purchaser, the Seller Parties, the Transferred Companies or their respective Subsidiaries to continue any such Employee Plan after the Closing Date or (y) prevent any amendment of the foregoing arrangements by the

Purchaser or the Transferred Companies to the extent such arrangements may be amended in accordance with their terms.

(iii) As of the Closing Date, the Transferred Companies shall cease to be participating employers under each Seller Plan.  The Seller Parties shall or shall cause the Transferred Companies or their Subsidiaries to notify Combined Business Employees that, except as provided in Sections 7.5(d) and 7.5(o), as of their Effective Hire Date (and with respect to former employees of the Transferred Companies, as of the Closing Date), Combined Business Employees shall cease to accrue any further benefits as active participants and shall have no rights to continue as active participants under the Seller Plans (without derogation of their rights as vested, terminated participants).  Any responsibility or liability retained or assumed by the Purchaser, its Subsidiaries and the Transferred Companies in respect of the Seller Plans which are medical plans shall be limited to reimbursement to the Seller Parties in respect of premiums, claims or benefits and related costs that otherwise would have been charged directly or indirectly to the applicable employer in accordance with past practice.

(iv) With respect to medical benefits provided pursuant to Seller Plans, for any Combined Business Employee, the Seller Parties shall retain all Liability for all medical claims incurred before, or incurred pursuant to a course of treatment initiated prior to, the Closing Date, and the Purchaser and its Affiliates (including, following the Closing Date, the Transferred Companies) shall have no such Liability, except that the Purchaser shall, or shall cause the Transferred Companies to, reimburse the Seller Parties in respect of premiums, claims or benefits and related costs that otherwise would have been charged directly or indirectly to the applicable employer in accordance with past practice.

(v) The Purchaser shall, or shall cause the Transferred Companies to, cause any employee benefit plans in which the Continuing Employees are eligible to participate on or after the Closing Date to take into account for purposes of eligibility, vesting and benefit accrual thereunder (except for benefit accrual under any defined benefit pension plan that a Continuing Employee becomes eligible to participate in on or after the Closing Date, for purposes of qualifying for subsidized retirement benefits or to the extent it would result in a duplication of benefits), service by such Continuing Employees with the Seller Parties or any of their Subsidiaries or with the Transferred Companies as if such service were with the Purchaser, to the same extent such service was credited under a comparable Employee Plan as of the Closing Date.

(m) Welfare Benefits.  With respect to the Purchaser Welfare Plans, except to the extent otherwise prohibited under Legal Requirements, the Purchaser shall, or shall cause the Transferred Companies to, use commercially reasonable efforts to:

(i) with respect to each such plan that is a medical or health plan, to waive, or cause the waiver of, any exclusions for pre-existing conditions and waiting periods for each Continuing Employee, from and after the applicable

Effective Hire Date, and his/her dependents to the extent that such pre-existing condition exclusions and waiting periods were previously satisfied under the comparable Employee Plan in which the Continuing Employee participated or was eligible to participate prior to the Closing Date for the plan year that includes such transfer; and

(ii) with respect to each such plan that is a medical or health plan, to provide each Continuing Employee, from and after the applicable Effective Hire Date, upon presentation of evidence satisfactory to such plans, with credit for any deductibles and out-of-pocket expenses paid or incurred by such Continuing Employee (and any enrolled dependents) for the current plan year under the applicable Employee Plan, prior to such Continuing Employee’s transfer to the Purchaser Welfare Plan (to the same extent such credit was given under the comparable Employee Plan) in satisfying any applicable deductible or out-of-pocket requirements under such Purchaser Welfare Plan for the plan year that includes such transfer.

(n) Vacation and Sick Leave.  The Purchaser shall, or shall cause the Transferred Companies to, honor each Continuing Employee’s unused vacation, paid time off and sick leave accrued as of the Closing Date, under the relevant Employee Plan.

(o) Continuation of Health Care.  The Purchaser shall, or shall cause the Transferred Companies to, be responsible for all legally mandated continuation of health care coverage for all Combined Business Employees and any of their covered dependents who experience a qualifying event on or prior to the Closing, provided that with respect to any such legally mandated continuation of health coverage that is provided under a Seller Plan on or prior to the Closing Date, the liabilities and responsibilities of the Purchaser and the Transferred Companies shall be limited to reimbursing the Seller Parties in respect of premiums, claims or benefits and related costs that otherwise would have been charged directly or indirectly to the applicable employer in accordance with past practice.  The Purchaser and the Transferred Companies shall be responsible for all legally mandated continuation of healthcare coverage for all Combined Business Employees and any of their covered dependents who experience a qualifying event occurring following the Closing.

(p) Retirement Plans.  (i) With respect to the Sempra Energy Trading LLC Retirement Savings Plan and any other 401(k) plan in which the Continuing Employees participate (all such plans, the “Seller 401(k) Plan”) and the Retirement Savings Plan for the Active Employees of Sempra Energy Trading (Canada) Limited, on or prior to the applicable Effective Hire Date, the Seller Parties shall cause all Continuing Employees participating in such plans to be fully vested in their respective accounts thereunder.  In the event that a Continuing Employee makes a voluntary election pursuant to Section 401(a)(31) of the Code to rollover such Continuing Employee’s account balance in the Seller 401(k) Plan to a tax-qualified defined contribution plan sponsored by the Purchaser or any of its Subsidiaries, the Purchaser agrees to cause such tax-qualified defined contribution plan to accept such rollover to the extent permitted by Legal Requirement.  The Seller Parties shall use commercially reasonable efforts to cooperate with the Purchaser to effect the rollover of such account balances.  The Seller Parties shall or shall cause the Transferred Companies to notify Continuing Employees that the active participation of Continuing Employees in the Seller Plans shall terminate on the applicable Effective Hire Date as of which date such Continuing Employees shall be eligible to participate in benefit programs provided by the Purchaser.

(ii)           With regard to the occupational pension scheme known as the Royal Bank of Scotland Group Pension Fund, each of RBS and Sempra Energy, severally, but not jointly, and in accordance with such applicable Seller Party’s Indemnity Share, will indemnify and hold harmless the Purchaser and each of its Affiliates from and against any and all losses and Liabilities on a net after-Tax basis, to be paid within 30 days of a request in writing from the Purchaser to do so, which arise wholly and directly from the participation of RBS Sempra Metals Limited in the Royal Bank of Scotland Group Pension Fund, including all losses and Liabilities arising under Section 75 of the UK Pensions Act 1995 or pursuant to the rules of the Royal Bank of Scotland Group Pension Fund or as a result of action taken by the UK Pensions Regulator under Part 1 of the Pensions Act 2004.

(q) Subject to Legal Requirements, the Purchaser shall, or shall cause the Transferred Companies to, assume the obligation to pay, and shall, or shall cause the Transferred Companies to, pay to the Combined Business Employees, the amounts specified in Schedule 3.5(i) applicable to each such Combined Business Employee, in accordance with the terms set forth in the applicable plan, program or arrangement in which such Combined Business Employees participate, as such plans, programs or arrangements may be amended from time to time.

(r) Expatriates.  From and after the Closing Date, the Purchaser shall, with respect to the expatriate Combined Business Employees listed on Schedule 7.5(r) honor and assume the terms and conditions currently applicable to such expatriate Combined Business Employees pursuant to the expatriate policy listed on Schedule 7.5(r).  Such terms and conditions shall include, with respect to each expatriate Combined Business Employee listed on Schedule 7.5(r), repatriation on or before the repatriation date agreed upon between the Seller Parties and such Combined Business Employee and listed on Schedule 7.5(r), or such later date as such Combined Business Employee agrees upon with the Purchaser.

(s) No Third Party Beneficiary Rights.  Nothing contained herein, whether express or implied shall be treated as an amendment or other modification of any employee benefit plan, program, arrangement or agreement.  This Section 7.5 shall inure exclusively to the benefit of, and be binding solely upon, the Parties to this Agreement and their respective successors, permitted assigns, executors and legal representatives.  Nothing in this Section 7.5, expressed or implied, shall be construed to create any third-party beneficiary rights in any present or former employee, service provider or any such Person’s alternate payees, dependents or beneficiaries, whether in respect of continued employment or resumed employment, compensation, employee benefits or otherwise.  Nothing herein shall prevent the Purchaser or the Transferred Companies from entering into an agreement with any Combined Business Employee, inconsistent with any obligation to the Seller Parties hereunder, to make a payment or provide any employee any benefit hereunder; provided that the Seller Parties shall have no Liability with respect thereto, or as a result thereof (any such Liabilities being expressly assumed by, and retained by, the Purchaser and the Transferred Companies).

(t) Transfer of Undertakings (Protection of Employment) Regulations 2006.

(i) The Parties intend and agree amongst themselves that the sale and purchase of the Transferred Assets or the RBS Related Assets and Liabilities pursuant to this Agreement shall not be a “Relevant Transfer” for the purposes of the Transfer Regulations and that accordingly no person’s employment shall transfer from any of the Sellers or any of their Affiliates to the Purchaser or any of its Affiliates as a result of the sale and purchase of the Transferred Assets or the RBS Related Assets and Liabilities pursuant to this Agreement.

(ii) If, notwithstanding Section 7.5(t)(i), any Person who is not a Combined Business Employee, excluding for the purposes of this Section 7.5(t) any former employee of a Transferred Company and any former or current independent contractor of the Transferred Company (a “Claimant Employee”) claims that his employment or any Liability in relation to his employment, has transferred from any of the Seller Parties or any of their Affiliates to the Purchaser or any of its Affiliates as a result of the Transfer Regulations, subject to Section 7.5(t)(iii) each of RBS and Sempra Energy, severally, but not jointly, and in accordance with such applicable Seller Party’s Indemnity Share (except as otherwise provided in Section 9.4(b)), will indemnify and hold harmless the Purchaser and each of its Affiliates from and against any and all losses and Liabilities on a net after-Tax basis (including all reasonable legal charges and expenses together with any applicable amount in respect of VAT) suffered or incurred by any of them in relation to the employment of the Claimant Employee, the termination of the Claimant Employee’s employment, and any breach of the Seller Parties’ (or any Seller Party’s), the Purchaser’s or any of their respective Affiliates’ obligations in respect of the Claimant Employee under Regulations 11 and 13 of the Transfer Regulations.

(iii) In order to be able to rely on the indemnity in Section 7.5(t)(ii), the Purchaser must terminate or procure the termination of the employment of any Claimant Employee as soon as reasonably practicable after discovering that such Claimant Employee has transferred to the Purchaser (or any of its Affiliates) pursuant to the Transfer Regulations or alleges that he/she has so transferred, but in any event such termination must occur no later than three (3) months following the Closing Date.

(iv) The Purchaser undertakes that, in the event that the Purchaser or any of its Affiliates terminates or procures the termination of the employment of any Claimant Employee pursuant to Section 7.5(t)(iii), it shall offer such Claimant Employee such terms for termination of their employment as are the more favorable of (A) any sums lawfully due to such Claimant Employee on the termination of their employment (including as to notice periods and the statutory redundancy for such termination of employment or similar amount) or (B) the terms that the Seller would have offered such Claimant Employee upon termination of their employment under the policy (or in accordance with the customs and practices) of the Claimant Employee’s employer prior to the Closing Date.

Section 7.6. Retention of and Access to Records; Confidentiality.

(a) From the Closing Date until the seventh (7th) anniversary thereof, the Seller Parties shall (and shall cause their respective Subsidiaries to) retain those Books and Records relating to the Combined Business other than the Transferred Books and Records (which shall be delivered to the Purchaser pursuant to Section 2.6(a)(iv)) and shall provide the Purchaser, the Transferred Companies, their respective Subsidiaries and their Representatives reasonable access to inspect and copy such Books and Records relating to the Combined Business in connection with matters relating to or affected by operations of the Combined Business prior to the Closing Date (other than Books and Records relating to Taxes, access to which is governed exclusively by Section 10.3(c)), during normal business hours and on reasonable notice, for any reasonable business purpose, including to enable them to prepare financial statements or tax returns, respond to tax audits or as they may otherwise reasonably request, except to the extent that furnishing any such information or data would violate any Legal Requirement or Order.

(b) From and after the date hereof until the fourth (4th) anniversary of the Closing, without limitation of the Seller Parties’ obligations under Section 7.13(d), each of the Seller Parties shall (and shall cause their respective Subsidiaries to) treat as confidential and shall safeguard any and all information, knowledge and data relating to (i) the Combined Business or (ii) the Acquired Commodities Business Portfolio (as defined in Exhibit A) and including for the avoidance of doubt information obtained pursuant to Section 7.6(g), except in each case to the extent that it relates to the Excluded Business (it being understood that confirmations and related data in respect of the Assigned Trading Agreements and the Trading Agreements to which a Transferred Company is a party shall not be deemed to relate to the Excluded Business) (the “Combined Business Confidential Information”), in each case, in their respective possession by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as such Seller Party used with respect thereto prior to the date hereof.  The Parties agree that any Seller Party may only disclose such information (A) to the extent counsel to such Seller Party advises that disclosure is required to comply with Legal Requirements (provided that such Seller Party shall provide prior written notice to the Purchaser of such disclosure (unless prohibited by any Legal Requirement) as promptly as practical under the circumstances and shall seek to limit any such disclosure and to protect from public disclosure by way of protective order or otherwise, in each case, to the extent permitted by Legal Requirements), and (B) to its directors, officers, employees, agents and professional advisers who reasonably need to know such information for purposes of this Agreement or any Related Agreement or any other purposes expressly contemplated hereby or thereby (provided that such Seller Party shall instruct any such director, officer, employee, agent or professional to keep such information confidential in accordance with this Agreement).  In no event shall any Seller Party use, or permit any other Person to use, the Combined Business Confidential Information for any purposes other than as expressly contemplated under this Agreement or any Related Agreement.

(c) From and after the date hereof until the fourth (4th) anniversary of the Closing, the Purchaser shall (and shall cause its Subsidiaries, including the Transferred Companies to) treat as confidential and shall safeguard any and all information, knowledge and data relating to the businesses of the Seller Parties and their respective Affiliates that is not Combined Business Confidential Information (the “Seller Confidential Information”), in each case, that has become known or becomes known to the Purchaser as a result of the transactions contemplated by this Agreement by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as the Purchaser uses with respect to its own information, knowledge and data.  The Parties agree that the Purchaser may disclose such information (A) to the extent counsel to the Purchaser advises that disclosure is required to comply with Legal Requirements (provided that the Purchaser shall provide prior written notice to the Seller Parties of such disclosure (unless prohibited by any Legal Requirement) as promptly as practical under the circumstances and shall seek to limit any such disclosure and to protect from public disclosure by way of protective order or otherwise, in each case, to the extent permitted by Legal Requirements), and (B) to its directors, officers, employees, agents and professional advisers who reasonably need to know such information for purposes of this Agreement or any Related Agreement or any other purposes expressly contemplated hereby or thereby (provided that the Purchaser shall instruct any such director, officer, employee, agent or professional to keep such information confidential in accordance with this Agreement).  In no event shall Purchaser use, or permit any other Person to use, the Seller Confidential Information for any purpose other than as expressly contemplated under this Agreement or any Related Agreement.

(d) The Parties acknowledge that the confidentiality obligations set forth in this Section 7.6 shall not extend to information, knowledge and data that (i) is or becomes publicly available through no act or omission of a Party owing a confidentiality obligation imposed by this Section 7.6 in respect of such information, knowledge and data (a “Receiving Party”), (ii) is or becomes available to a Receiving Party on a non-confidential basis from a source other than the Party to which such information, knowledge and data relates; provided that the source of such information, knowledge and data was not known to the Receiving Party to be bound by confidentiality obligations to the Party to which such information, knowledge and data relates, or (iii) the Receiving Party can establish that it independently developed such information, knowledge and data without reference to information, knowledge and data provided to such Receiving Party in connection with the transactions contemplated hereby.

(e) After the seventh (7th) anniversary of the Closing Date (or such later date as may be required under Legal Requirements applicable to the Purchaser, the Partnership or any of their Subsidiaries), the Seller Parties or their respective Subsidiaries may elect to destroy any Books and Records described in Section 7.6(a), upon thirty days’ prior written notice of such determination being given to the Purchaser; provided, that at the request (made prior to the end of such thirty-day period) and expense of the Purchaser, the Seller Parties or their respective Subsidiaries (as applicable) shall deliver such Books and Records to the Purchaser in lieu of destroying them.  The Purchaser, the Transferred Companies and any of their respective Subsidiaries shall, prior to the seventh anniversary of the Closing Date or thereafter during the effective term of the requirements under this Section 7.6(e), advise the Seller Parties as to the Legal Requirements referred to in the immediately preceding sentence.  Notwithstanding anything in this Section 7.6(e), the Seller Parties shall only be required to deliver to the

Purchaser the portions of such Books and Records that relate to the Combined Business or the Transferred Companies and may redact any statements or other information on the portions of such Books and Records that do not relate to the Combined Business or the Transferred Companies.

(f) The Parties acknowledge that the Non-Disclosure Agreement remains in full force and effect; provided that after the Closing Date, (i) Purchaser’s confidentiality obligations thereunder shall terminate and be of no further force or effect only as to the Combined Business Confidential Information, and (ii) the restrictions on solicitation and hiring thereunder shall terminate and be of no further force or effect only as to the Combined Business Employees.

(g) From the Closing Date until the seventh (7th) anniversary thereof, the Purchaser shall (and shall cause its Subsidiaries, including the Transferred Companies, to) provide the Seller Parties and their respective Subsidiaries and their Representatives reasonable access to inspect and copy the Transferred Books and Records (other than books and records relating to Taxes, access to which is governed exclusively by Section 10.3(c)) in respect of matters relating to or affected by operations of the Combined Business prior to the Closing Date, for any reasonable business purpose, or to enable them to prepare financial statements or tax returns, respond to tax audits or as they may otherwise reasonably request, except to the extent that furnishing any such information or data would violate any Legal Requirement or Order.  From the Closing Date until such time as all obligations of the Seller Parties and their Affiliates under the Seller Financial Assurances have been fully and unconditionally released or otherwise terminated with no possibility of further liabilities on the part of the Seller Parties or their Affiliates, the Purchaser shall (and shall cause its Subsidiaries, including the Transferred Companies, to) provide the Seller Parents and their Representatives reasonable access to such information, including the relevant portions of the underlying Contracts (other than books and records relating to Taxes, access to which is governed exclusively by Section 10.3(c)) (i) as is reasonably necessary for any Seller Parent to determine its potential exposure under its outstanding Seller Financial Assurances or whether any Third Party Claim in respect of a Seller Financial Assurance is proper and to enforce, (ii) to permit its Affiliate to enforce any rights it may have under, or defend any claim under, any Seller Financial Assurance, (iii) for regulatory purposes or (iv) to enable them to prepare financial statements.  Any such access shall be during normal business hours and on reasonable notice, and shall only apply to the extent that furnishing any such information or data would not violate any Legal Requirement or Order (except that, with respect to the immediately preceding sentence, the Parties shall use commercially reasonable efforts to remove any such restriction or otherwise share such information in a manner that does not violate the relevant Legal Requirement or Order).

(h) In the event that the Seller Parties discover or are aware of any computer, word processor or data storage device that is part of the Excluded Assets contains any Combined Business Confidential Information, subject to applicable Legal Requirements, the Seller Parties will use commercially reasonable efforts to expunge or delete such information except to the extent and only for so long as, such information (i) is being used by such Seller Party in a manner expressly contemplated by the Related Agreements or (ii) is being retained by the legal department provided such Seller Party maintains the confidentiality of such information in accordance with Section 7.6(b) for so long as such information is retained.

(i) The parties acknowledge that the Commodities Trading and Services Agreements shall set forth specific provisions regarding access to records, confidentiality, use restrictions, and similar matters in relation to the provision and receipt of Portfolio Services (as defined in Exhibit A) (including Trading Activities) in relation to the operation of the Acquired Commodities Business Portfolio after the Closing (the “Post-Closing Business”).  Any provision of the Commodities Trading and Services Agreements which expressly addresses matters described in this Section 7.6 in relation to the Post-Closing Business shall, as between the parties to the Commodities Trading and Services Agreements and in relation to such Post-Closing Business, supersede the provisions of this Section 7.6.

Section 7.7. Further Assurances.

(a) The Parties shall (and shall cause their respective Subsidiaries to) cooperate reasonably with each other and with their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall furnish upon request to each other such further information as the other Parties may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated hereby.

(b) Subject to the terms and conditions of this Agreement (including Section 7.3(b)) and to the extent applicable, any Related Agreements, at any time or from time to time after the date of this Agreement, at any Party’s reasonable request and without further consideration, each Party shall do all acts and things as may be reasonably necessary and are within its control to carry out the intent of this Agreement and the Related Agreements, including executing and delivering further instruments of sale, transfer, conveyance, assignment, novation, confirmation or other documents that may be reasonably required, and providing additional materials and information related thereto.

(c) Without limiting the generality of the foregoing, prior to the Closing the Sellers shall cooperate with Purchaser’s reasonable requests in transition and integration planning for the Combined Business (including the matters set forth on Schedule 7.7(c) and with respect to regulatory matters), subject to the Non-Disclosure Agreement and compliance with applicable Legal Requirements and with each Party bearing its own expenses related thereto, except that the Purchaser shall reimburse the Sellers for any expenses necessary to accommodate the specific needs of the Purchaser, provided that the Sellers consult with Purchaser prior to incurring any such expenses.

(d) If, at any time within twelve (12) months after the Closing, any Party discovers any material right, service, property, or asset used or held for use by any Seller (other than RBS) or any of its respective Subsidiaries in connection with owning and operating the Combined Business prior to the Closing was not transferred or provided to the Purchaser as of the Closing, but subject to any proscriptions in Section 2.2(c), (i) if such right, service, property or asset was used or held for use by such Seller and its respective Subsidiaries prior to the Closing exclusively in connection with owning and operating the Combined Business (or with respect to Intellectual Property and information technology and communications systems exclusively used in the Combined Business), the Parties shall take all commercially reasonable actions to effect the transfer thereof to the Purchaser and (ii) in all other cases, the Parties shall use commercially reasonable efforts to arrange for such Seller and its respective Subsidiaries to provide the Purchaser the benefit of such right, service, property or asset for use in the Combined Business following the Closing pursuant to the terms of the Commodities Trading and Services Agreements to the extent necessary for the conduct of the Combined Business as it was conducted immediately prior to the Closing except as may have otherwise been provided under the Commodities Trading and Services Agreements; provided that (x) upon the transfer to Purchaser under clause (i) above of any right, service, property or asset, Purchaser shall assume any corresponding Liability, and (y) neither the Purchaser nor any Seller or Subsidiary of a Seller shall be obligated to make any payment or deliver anything of value to any Third Party out of pocket in order to effect any transfer described in this sentence.

Section 7.8. No Shop.  Each of the Seller Parties agrees that, between the date of this Agreement and the date this Agreement is terminated, it shall not, directly or indirectly, through any Subsidiary, Affiliate, Representative, consortium or otherwise, initiate, solicit or encourage, participate in discussions with respect to, or enter into negotiations of any type, directly or indirectly, provide to any Person non-public information or enter into a confidentiality agreement, letter of intent or purchase agreement or other similar agreement with respect to (a) except with respect to the Reorganization and any transfers of assets from RBS, the Partnership or the SET Companies to the Transferred Companies in furtherance of the transactions contemplated by this Agreement, any sale, lease or other transfer (in whole or part) of any interest in the Combined Business or the Transferred Companies (other than pursuant to Permissible Trading Activities (including the granting of Encumbrances described in clause (f) of the definition of “Permitted Encumbrances” made in connection with Permissible Trading Activities), (b) any merger, consolidation or business combination involving the Combined Business or the Transferred Companies, other than any internal reorganization involving a Seller Party and its Subsidiaries but not involving the Transferred Companies, the Transferred Assets or Assumed Liabilities or (c) the purchase of all or any substantial portion of the assets used in the conduct of the Combined Business (including the Transferred Assets), or (d) any similar extraordinary transaction with respect to the Combined Business or the Transferred Companies.  Each of the Seller Parties agrees that, between the date of this Agreement and the earlier to occur of (i) the Closing or (ii) the date this Agreement is terminated, it shall not terminate, amend, waive or fail to enforce any rights under any confidentiality, non-solicitation or non-hire or similar agreements between any Seller Party (or any of its Affiliates) and a Third Party, which relates to the Combined Business.

Section 7.9. Commodities Trading Services Agreement.  The Parties shall negotiate in good faith and use their reasonable best efforts to agree to the final terms of the Commodities Trading and Services Agreements in accordance with the standards of reasonableness set forth in the definition thereof promptly following the date hereof.

Section 7.10. Other Agreements.  The Purchaser and the Seller Parties will, and will cause their respective Subsidiaries and the Transferred Companies (in each case, as appropriate) to, enter into, at or prior to the Closing, each of the Related Agreements to which they are a party substantially in accordance with the attached form agreements or, if no form agreement is attached, in a form reasonably satisfactory to each of the Parties.

Section 7.11. Transition Plans; Novation; Credit Support

(a) Within fifteen (15) days after the execution date of this Agreement, the Sellers and the Purchaser shall form one or more joint transition teams (including, as appropriate, members selected from the Transferred Companies) to plan for and perform various activities set forth in this Section 7.11, as well as other activities to be performed between the date of this Agreement and the Closing.

(b) From the date of this Agreement until completed, the Sellers and the Purchaser shall (and shall cause their respective Affiliates to) cooperate in good faith and use their reasonable best efforts (which, subject to Section 7.3(b)(iii), shall not (I) require the Purchaser to pay any additional amounts, renegotiate collateral or credit terms in a manner adverse to the Purchaser or to amend material terms in a manner that would be adverse to Purchaser or otherwise out of the ordinary course in the marketplace in any material respect, or (II) require any Seller Party to pay any additional amounts or do anything adverse to such Seller Party), to conduct a program consistent with this Section 7.11 to secure (i) Consents, if any are required, from Third Parties to assign to Purchaser and its Affiliates the Assigned Contracts and any Contracts included in the RBS Related Assets (other than any transaction that has been designated as a Full Recourse Reference Transaction under the relevant Collateralized TRS Agreement or Section 7.24), including by novation (except as otherwise expressly provided in Section 7.12) and (ii) any Governmental Authorizations (it being understood that each Party shall only be required to use its reasonable best efforts to secure Governmental Authorizations required by such Party) in order for the Purchaser to assume all rights and obligations under these contractual arrangements, and for the Sellers to be released therefrom, as soon as possible on or after Closing.  For the avoidance of doubt, for purposes of the reasonable best efforts obligations of the parties under this Section 7.11(b) and Section 7.11(c)(i) below, the fact that a Trading Agreement or Financial Assurance with respect to which an assignment or novation to or replacement by Purchaser or its Affiliates is to be effected has a positive market value to a Seller Party shall not be deemed to be “adverse” to Seller, and the fact that a Trading Agreement or Financial Assurance with respect to which an assignment or novation to or replacement by Purchaser or its Affiliates is to be effected has a negative market value to a Seller Party shall not be deemed to be “adverse” to Purchaser.

(c) (i)           The Purchaser shall use its reasonable best efforts (without the obligation to pay any additional amounts, renegotiate collateral or credit terms in a manner adverse to the Purchaser or to amend material terms in a manner that would be adverse to Purchaser or otherwise out of the ordinary course in the marketplace in any material respect), and each Seller Party shall use its reasonable best efforts (without the obligation to pay any additional amounts or do anything adverse to such Seller Party) to assist the Purchaser, to procure that the Credit Support Replacement Actions shall occur with respect to all guarantees, letters of credit (including any letters of credit issued by RBS or under the RBS Bilateral Facilities or any other letters of credit where any Seller Party is a credit party or account party, and to the extent not replaced at the Closing as provided in Section 7.23(c)), indemnities, surety bonds and other forms of credit support issued or guaranteed by such Seller Party or any of its Affiliates (or with respect to which a Seller Party or any of its Affiliates is a credit party or account party) (a “Financial Assurance”) in connection with an obligation of the Transferred Companies or of any other Person who is a Seller or an Affiliate of a Seller immediately prior to the Closing in respect of the Transferred Assets and/or Assumed Liabilities (or any Financial Assurances which otherwise constitute Assumed Liabilities) except (A) any Financial Assurance provided by a Seller Party as a “credit support document” for the benefit of the Purchaser under the Collateralized TRS Agreements, (B) any Financial Assurance that has terminated by its terms such that no Seller Party or any of its Affiliates can have any further liability or obligation thereunder or (C) any Financial Assurance which is a credit support annex or similar collateral posting arrangement under a Trading Agreement that is included in the Transferred Assets or held by a Transferred Company (each, such Financial Assurance, excluding any described in clauses (A) through (C),  a “Seller Financial Assurance”), in each case in favor of a Third Party (each, a “Financial Assurance Beneficiary”),

“Credit Support Replacement Actions” means:

(A) (1) (x) with respect to any Seller Financial Assurance which is a guarantee, issuance of a new replacement guarantee of Guarantor (or in the case of the replacement of any guarantee of a Combined Business Real Estate Lease, a guarantee of any other Subsidiary of Guarantor that provides leasing guarantees in connection with real estate related businesses of Guarantor’s Affiliates, unless the relevant Financial Assurance Beneficiary will not accept such a guarantee) in substitution of the Seller Financial Assurance; and (y) with respect to any other form of Seller Financial Assurances, issuance of reasonably equivalent substitute financial assurances in replacement of the Seller Financial Assurance, such form of financial assurance to include letters of credit, indemnities (it being understood that indemnities shall not be a reasonably equivalent substitute for a letter of credit), surety bonds and other forms of credit support (each of (x) and (y), a “Purchaser Financial Assurance”), or

(2) novation of any Trading Agreement underlying a Seller Financial Assurance to an Affiliate of Purchaser on terms such that no replacement of the relevant Seller Financial Assurance is required; and

(B) full and unconditional release by each Financial Assurance Beneficiary of the Seller Parties and their Affiliates under each Seller Financial Assurance to the extent it relates to the Combined Business and redelivery by each Financial Assurance Beneficiary to such Seller Party or such Affiliate (as the case may be) each original copy of each guarantee, letter of credit or other Contract or instrument constituting or evidencing such Seller Financial Assurance (with respect to redelivery, unless such Seller Financial Assurances also applies to obligations other than obligations of the Combined Business) (in each case, whether or not notice of termination has been delivered with respect to such Seller Financial Assurance).

Any Purchaser Financial Assurances that replace guarantees shall be in a form reasonably acceptable to the Purchaser; provided that for purposes of this sentence, each of (I) the standard forms of guarantees currently used by Affiliates of Seller Parties provided in Exhibits D-I through D-III (with any modifications expressly set forth on Schedule 7.11(c)) and (II) the standard forms of guarantees provided in Exhibits D-IV and D-V currently used by Affiliates of Purchaser, with such modifications  as Purchaser’s Affiliates would typically make in response to counterparty requests in the ordinary course of business, shall be considered reasonably acceptable to Purchaser (with Purchaser able to elect among such forms, but if the relevant Financial Assurance Beneficiary does not accept the use of any of the standard forms in (II), the standard forms in (I) shall be considered reasonably acceptable to Purchaser as to such Financial Assurance Beneficiary, and vice versa).   Notwithstanding the foregoing, it shall not be considered a default or breach of the Purchaser’s obligations under this Section 7.11 if Purchaser is unable to procure that any of the Credit Support Replacement Actions take place as set forth above, so long as Purchaser has used its reasonable best efforts as required by this Section 7.11.  For the avoidance of doubt, each party shall bear its own costs associated with the novation process and Credit Support Replacement Actions contemplated by the foregoing provisions of this Section 7.11.

(ii)           The Parties acknowledge the importance of the Seller Financial Assurances in the conduct of the Combined Business.  The Purchaser agrees to commence the foregoing process promptly after the date hereof and use its reasonable best efforts to complete the arrangements for the replacement of Seller Financial Assurances with Purchaser Financial Assurances prior to the Closing, but it is understood that so replacing all Seller Financial Assurances is not likely to occur prior to the Closing.  The Sellers Parties agree (A) prior to the Closing, not to (and to cause their Affiliates not to), materially amend, modify, renegotiate or terminate any Seller Financial Assurance other than in the Ordinary Course of Business or with the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed) and (B) not to (and to cause their Affiliates not to) terminate any Seller Financial Assurance outstanding on the Closing in whole or in part (other than such a partial termination of a Shared Trading Guarantee (as defined below), where such termination relates solely to obligations other than obligations of the Combined Business) without the prior written consent of the Purchaser during the Trading Activity Period as defined in the term sheet for the Commodities Trading and Services Agreements (such Trading Activity Period, except as provided in (vii) below, the “Transition Financial Assurance Period”), it being understood that during the Transition Financial Assurance Period the Purchaser and its Affiliates shall be permitted to enter into new Commodity Transactions that are supported by such Seller Financial Assurance in accordance with the provisions of this Section 7.11, including the limitations in Section 7.11(d).

(iii)           In addition to the foregoing limitations, the Purchaser acknowledges that Seller Parties and their Affiliates will not issue any new Seller Financial Assurances after the Closing; provided, however, that if the Purchaser or an Affiliate thereof proposes to enter into any Commodity Transaction that would be covered by such Shared Trading Guarantee and the applicable counterparty with respect to such Commodity Transaction requires an increase in the Shared Trading Guarantee Cap as a condition to entry into such proposed Commodity Transaction (a “Cap Increase Transaction”), then the Purchaser may, by written notice to the applicable Seller Party, request (a “Cap Increase Request”) that such Seller Party enter into (or cause its Affiliate to enter into, as applicable) an amendment to such Shared Trading Guarantee to raise the amount of the relevant Shared Trading Guarantee Cap to an amount that does not exceed the lesser of (1) the amount necessary such that, after giving effect to the Requested Amount, the Combined Business Cap Usage Amount (giving effect to the proposed Cap Increase Transaction but otherwise determined as of the date of the relevant Cap Increase Request) will equal the Other Business Cap Usage Amount (determined as of the date of the relevant Cap Increase Request) and (2) the Requested Amount (as defined below), and such Seller Party agrees to enter into (or cause its Affiliate to enter into, as applicable) such an amendment within

5 Business Days after its receipt of such request.  Any such amendment shall be in a form produced by, or reasonably acceptable to, the applicable Seller Party.  Any request from Purchaser as contemplated above shall (a) represent that the Combined Business covered by the applicable Shared Trading Guarantee, including the proposed Commodity Transaction, is within the historical trading activity of the Combined Business covered by the applicable Shared Trading Guarantee (measured over the 52 week period immediately preceding the date of this Agreement), (b) set forth the amount of the Shared Trading Guarantee Cap required by the applicable counterparty to enter into such proposed Commodity Transaction (the “Requested Amount”) and (3) set forth the values as reported to Purchaser by the relevant counterparty as contemplated by the “Combined Business Cap Usage Amount” and “Other Business Cap Usage Amount” definitions below.  A “Shared Trading Guarantee” is a Seller Financial Assurance that (1) is a guarantee, (2) applies to both obligations of the Combined Business and obligations other than obligations of the Combined Business and (3) provides that the aggregate liability of the relevant Seller Party or Affiliate thereof under such Seller Financial Assurance is limited to a maximum capped amount (a “Shared Trading Guarantee Cap”).  “Combined Business Cap Usage Amount” means the aggregate net value of the Commodity Transactions which are obligations of the Combined Business (including for the avoidance of doubt any Commodity Transactions entered into after the Closing Date that would be included as Covered Payment Obligations under the relevant Financial Assurance Reimbursement and Indemnity Agreement) as such value is determined by the relevant counterparty (subject to any terms of the Shared Trading Guarantee) for purposes of determining the remaining capacity under the Shared Trading Guarantee Cap.  “Other Business Cap Usage Amount” means the aggregate net value of the Commodity Transactions which are not obligations of the Combined Business, as such value is determined by the relevant counterparty (subject to any terms of the Shared Trading Guarantee) for purposes of determining the remaining capacity under the Shared Trading Guarantee Cap.

(iv)           It is acknowledged and agreed that the relevant Seller Party may send notice of termination of the Seller Financial Assurance after the end of the Transition Financial Assurance Period; provided, however, that such termination (I) must be properly executed in accordance with the terms of the Seller Financial Assurance, and (II) in no event shall such termination be effective with respect to any transactions entered into prior to the effective date of the termination of the Seller Financial Assurance; provided, that such transaction existed at the time of Closing or arose under a transaction entered into in accordance with the provisions of this Section 7.11, including the limitations in Section 7.11(d); and provided, further that no termination shall be permitted, if terminating such Seller Financial Assurance would result in a default or breach or a right to terminate or accelerate an amount payable under, or exercise of a pre-emptive right pursuant to, any Assigned Contract or Commodity Transaction which is a Covered Payment Obligation (as defined in the relevant Financial Assurance Reimbursement and Indemnity Agreement) and is outstanding at the end of the Transition Financial Assurance Period.

(v)           On any date after the first anniversary of the Closing Date on which a Seller Financial Assurances Credit Rating Event shall have occurred and be continuing with respect to Guarantor, the Purchaser shall maintain for the benefit of the relevant Seller Party or Affiliate thereof (unless at such time the relevant Seller Party and its Affiliate do not have and could not thereafter have any exposure under any Seller Financial Assurance), cash collateral pledged to the Seller Parties and/or their relevant Affiliates under the RBS Financial Assurance Reimbursement and Indemnity Agreement and the Sempra Financial Assurance Reimbursement and Indemnity Agreement (the “Financial Assurance Reimbursement and Indemnity Agreements”) in an amount (without duplication of amounts previously provided in respect of letters of credit as provided in Section 7.23(c)) equal to 102% of the most recently determined mark-to-market exposure of such Seller Party or its Affiliate thereunder, such exposure to be determined and reported to the relevant Seller Party or Affiliate thereof in accordance with the terms of the RBS Financial Assurance Reimbursement and Indemnity Agreement or Sempra Financial Assurance Reimbursement and Indemnity Agreement, as applicable, pursuant to a collateral and security agreement with a third party collateral agent (reasonably acceptable to the Purchaser and the relevant Seller Party) which shall provide for the  posting of funds, return of collateral in excess of exposure or where a Seller Financial Assurances Credit Rating Event ceases to be continuing, payment to Purchaser of interest on funds posted, and other terms customary and reasonably acceptable to Purchaser and the relevant Seller Parent and shall be entered into not later than the 300 days after the Closing Date (but shall not be effective until the first date (after the first anniversary of the Closing Date) on which a Seller Financial Assurances Credit Rating Event has occurred).  For purposes of such arrangement the relevant Seller Party or Affiliate in relation to a Seller Financial Assurance provided pursuant to a transaction which constitutes a Reference Transaction (as defined in the Collateralized TRS Agreements) under the Collateralized TRS Agreements shall be deemed to have no exposure to Purchaser (in view of the inclusion of such Reference Transaction in the credit support arrangements under the Collateralized TRS Agreements).

“Seller Financial Assurances Credit Rating Event” means on any relevant date of determination that Guarantor’s senior unsecured long-term indebtedness is not rated at least the Requisite Exposure Rating by at least two of Standard & Poor’s, Fitch or Moody’s Investor Service, Inc., with the “Requisite Exposure Rating” being “A-” in the case of Standard & Poor’s and Fitch and “A3” in the case of Moody’s Investor Service, Inc. on such date.

(vi)           The Purchaser will enter into the RBS Financial Assurance Reimbursement and Indemnity Agreement and Sempra Financial Assurance Reimbursement and Indemnity Agreement, as applicable, to provide, among other things, for the Purchaser’s obligation to reimburse, pay and indemnify the Sellers in respect of any amounts such Seller Party or Affiliates is required to pay under any Seller Financial Assurance.

(vii)           Notwithstanding the foregoing, the Seller Parties may immediately terminate the Transition Financial Assurance Period as to the relevant Seller Financial Assurance by written notice to the Purchaser in the event that (A) the Purchaser or any of its applicable Affiliates (including any Transferred Company) is in default of any payment or delivery obligations with respect to any obligation that is the subject of a Seller Financial Assurance (other than with respect to documentary letters of credit), where such default has resulted in (X) a claim (other than with respect to documentary letters of credit) being made under such Seller Financial Assurance (other than any default that is being disputed by the Purchaser in accordance with Section 1.02(d) of the relevant Financial Assurance Reimbursement and Indemnity Agreement), and (Y) an Indemnitor Failure to Pay (as defined in the Financial Assurance Reimbursement and Indemnity Agreements) in relation to such Seller Financial Assurance under the Financial Assurance Reimbursement and Indemnity Agreements, or with respect to any documentary letters of credit, an Indemnitor Failure to Pay has occurred in relation to the obligation to reimburse the Seller pursuant to the applicable Financial Assurance Reimbursement and Indemnity Agreements; provided that if the obligation in respect of which the default occurs is not in respect of a Trading Agreement, then the termination under this clause (A) may only be made with respect to the Seller Financial Assurance covering such obligation; or (B) RBS or SET, as applicable, has designated an Early Termination Date (as defined in the Collateralized TRS Agreements) under the relevant Collateralized TRS Agreement;

(viii)           Notwithstanding anything in this Agreement to the contrary, following the date hereof and through the Closing Date, the Purchaser shall have the right to contact and have discussions with each Financial Assurance Beneficiary to the extent reasonably necessary to satisfy its obligations under this Section 7.11; provided that the initial contacts with any such Financial Assurance Beneficiary shall be coordinated in advance between the Purchaser and the Seller Parties and thereafter, Purchaser shall use commercially reasonable efforts to copy Seller Parties on any such contact by writing and to give the relevant Seller Parties reasonable prior notice of any discussion or meeting with a Financial Assurance Beneficiary that is initiated by Purchaser prior thereto, and upon request any Seller Party shall be permitted to participate in any such discussion or meeting with any such Financial Assurance Beneficiary.

(d) Notwithstanding anything to the contrary contained herein, Purchaser shall not (i) enter into any transactions after Closing that would be covered by a Seller Financial Assurance (x) after the end of the Transition Financial Assurance Period and (y) unless such transaction would be permitted to be entered into as a Trading Activity at such time (including as a result of there being no termination or suspension of the applicable Trading Activity at such time) if transacted by the Purchaser or its Affiliates under (and as such terms are defined in) the Commodities Trading and Services Agreement (whether or not the obligations covered by such Seller Financial Assurance are in fact subject to the Commodities Trading and Services Agreement) or (ii) after the end of the Transition Financial Assurance Period,  amend, modify extend or renegotiate any material term of any obligation that is covered by a Seller Financial Assurances in any manner that increases or extends the potential exposure of a Seller Party under a Seller Financial Assurance.

Section 7.12. Termination or Amendment of Certain Agreements.

(a) With effect as of the Closing Date, the Seller Parties shall, and shall cause their Subsidiaries to, terminate (without any default, charge, cost, liability or penalty of any kind to the Purchaser or its Subsidiaries or the Transferred Companies) all Contracts between (i) any Transferred Company, and (ii) any Seller Party or any of their directors, officers, members or Subsidiaries or Affiliates (other than any Transferred Company), including the Contracts set forth on Schedule 3.13, other than (w) any Trading Agreements (other than the Market Rate Swap Agreements, which are being terminated at the Closing only in respect of the Combined Business), including the CTA Master Agreement, (x) the Related Agreements, (y) any Seller Financial Assurances that remain in place after the Closing Date, subject to the provisions of Section 7.11, and (z) those set forth on Schedule 7.12(a).  In addition, the Sellers will amend the CTA Master Agreement at Closing to terminate (without any default, charge, cost, liability or penalty of any kind to the Purchaser or its Subsidiaries or the Transferred Companies) the agency of each Transferred Company (and each employee thereof) and each employee of the SET

Companies transferring to the Purchaser in accordance herewith and will also terminate at Closing any related power of attorney.

(b) Prior to the Closing, the Seller Parties shall, and shall cause the Partnership and the SET Companies to not renew or extend any of the Leases in respect of any single hulled vessel set forth on Schedule 7.12(b).

Section 7.13. Use of Certain Intellectual Property.

(a) The Purchaser agrees that the Purchaser and the Transferred Companies will have no right, title, or interest in or right to use any Trademarks listed on Schedule 7.13 hereto and any Trademark that comprises or includes such Trademarks or is confusingly similar thereto (collectively, the “Seller Parent Marks”); provided, that such restrictions shall not apply to the use of “energy,” “energy trading” or “metals.”  The Parties acknowledge that certain of the Transferred Assets and materials and assets of the Transferred Companies (including, but not limited to, signage, stationery and promotional materials) currently bear the Seller Parent Marks.  Within ninety (90) days after the Closing Date, the Purchaser shall, and shall cause the Transferred Companies to (i) cease all use of Seller Parent Marks, (ii) take all necessary actions to either remove, conceal, cover, redact and/or replace all Seller Parent Marks from such materials and assets or destroy such materials and assets in the possession or control of the Purchaser or the Transferred Companies and (iii) make all necessary filings and use commercially reasonable efforts to cause all applicable Governmental Bodies to change all applications, registrations and filings, including, but not limited to, corporate names, seals and certificates, such that they will not include any Seller Parent Marks (provided, that if the applicable Governmental Bodies do not make such changes within one hundred and twenty (120) days after the Closing, the Purchaser and/or the Transferred Companies shall request from Sellers renewable extensions of additional ninety (90) day periods for the Governmental Bodies to effect such changes, consent for which shall be considered in good faith and not be unreasonably withheld, provided that the Purchaser and the Transferred Companies shall continue to use commercially reasonable efforts to cause all applicable Governmental Bodies to make such changes as soon as practicable).  For ninety (90) days after Closing, on condition that the Purchaser and the Transferred Companies use reasonable efforts to wind down use of the Seller Parent Marks and in any event cease all use upon the expiration of the ninety (90) day period (or such other period solely as permitted by Section 7.13(a)(iii)), Seller Parties hereby grant to the Purchaser and Transferred Companies, effective as of the Closing Date, a worldwide, royalty-free, fully paid-up, non-exclusive, non-transferable, non-assignable right and license to use any and all Seller Parent Marks: (i) in connection with the operation of the Combined Business solely in a manner consistent with past practice, or (ii) in substantially the same manner as used in the Combined Business prior to the Closing Date.  The Purchaser shall, and shall cause the Transferred Companies to, take all necessary actions to ensure that the use of the Seller Parent Marks is either properly notified or registered with the FSA and in accordance with Applicable Laws for the period permitted by Section 7.13(a).

(b) As soon as reasonably practicable after the Closing, but in no event later than ninety (90) days after the Closing Date, the Purchaser shall amend the Governing Documents of each of the Transferred Companies, and shall cause each of the Transferred Companies to (i) take all actions and make all filings  to cause their names to be changed to such other name that does not include the Seller Parent Marks, and (ii) deliver to the Seller Parents evidence of such change in such names within a reasonable period of time after the Seller Parents’ reasonable request.

(c) The Purchaser hereby acknowledges and agrees that neither it nor any of its Affiliates (including, as of the Closing, the Transferred Companies) shall acquire any goodwill, rights or benefits arising from the Seller Parent Marks and that all such goodwill, rights and benefits shall accrue absolutely to the Seller Parents.

(d) After the Closing Date, the Seller Parties shall not, and shall cause each of their respective Affiliates not to, exploit or make use of, or authorize any Third Party to exploit or make use of, any of the Transferred Combined Business Intellectual Property, except as permitted under this Agreement or by any Related Agreement.  After the Closing Date, nothing in this Agreement shall give the Purchaser or the Transferred Companies or any of their respective Affiliates the right to exploit or make use of, or authorize any Third Party to exploit or make use of, any Intellectual Property owned by the Seller Parties or their Subsidiaries (other than the Transferred Companies) included in the Excluded Assets, except with respect to the trademark license under this Agreement or except as provided in any Related Agreement.

(e) Effective as of the Closing Date, subject to the last sentence of this Section 7.13(e), the Seller Parties and their respective Subsidiaries (other than the Transferred Companies) covenant to the Purchaser and the Transferred Companies that, after the Closing Date, the Seller Parties shall not bring or threaten to bring a Proceeding against the Purchaser or the Transferred Companies that alleges that the Purchaser’s or the Transferred Companies’ conduct of the Combined Business after the Closing Date in a manner consistent with such conduct prior to the Closing Date or a reasonable evolution of the Combined Business, including its integration with the Purchaser (provided that this covenant shall not extend to any other businesses of the Purchaser), infringes, violates or misappropriates any Intellectual Property (other than Seller Parent Marks) owned by the Seller Parties or their Subsidiaries (other than the Transferred Companies) as of the Closing Date.  The Purchaser and the Transferred Companies may grant the benefits of this covenant to (i) any immediate or successive successors or assignees of the Combined Business or any portion thereof, and (ii) to their clients, customers, vendors, and business partners, solely as relates to their activities with the Combined Business.  Any successor or assignee to any of the Intellectual Property covered by the foregoing covenant is deemed automatically bound by the terms hereof.  This covenant shall be subject to any terms with respect to the Intellectual Property owned by the Seller Parties or their Subsidiaries and the covered activities of the Purchaser and the Transferred Companies after the Closing Date, as may be set forth in this Agreement or any Related Agreement.  For the avoidance of doubt, notwithstanding anything to the contrary contained in this Section 7.13, but subject to Section 7.7, nothing herein shall grant to the Purchaser or any other Person any rights to, and the covenant not to sue shall not apply to, any Intellectual Property of the Sellers or any of their Subsidiaries included in the Excluded Assets that is the subject of a Related Agreement, including the source code and applications that are the subject of the Commodities Trading and Services Agreement.

(f) To the extent that any of the Transferred Combined Business Intellectual Property and Combined Business Data is necessary for the Seller Parties or their Subsidiaries to perform services to the Purchaser or the Transferred Companies pursuant to the Commodities Trading and Services Agreements, the Seller Parties and their Subsidiaries shall have a nonexclusive right to use such Transferred Combined Business Intellectual Property and Combined Business Data for the purpose of and during the term of the Commodities Trading and Services Agreements.

Section 7.14. [Intentionally left blank].

Section 7.15. Distributions.  Notwithstanding anything in this Agreement to the contrary, the Seller Parents shall have the right to cause the Transferred Companies to pay cash dividends and make cash distributions to any of the Seller Parents or their respective Subsidiaries at any time prior to the Closing and to make such distributions as are necessary to effect the Reorganization.

Section 7.16. Non-Solicit and Non-Hire.  Each Seller Party agrees that, effective as of the Closing Date and for a period of two years thereafter, neither such Seller Party nor any of its Affiliates shall, without the prior written consent of the Purchaser, solicit or hire, directly or indirectly any Combined Business Employee or any current officer or director of a Transferred Company; provided, however, that no Seller Party shall be prohibited from (i) soliciting or employing any such Person whose employment has been terminated or will be terminated, in each case, pursuant to a notice of termination by or from the Purchaser or any of its Subsidiaries following the Closing (other than if such termination was in connection with a violation of this Section 7.16), or (ii) making general advertisements for employment and hiring individuals who respond to such general advertisements; provided that this clause (ii) shall not permit such Seller Party or its Affiliates to hire any Person not otherwise permitted under this Section 7.16.

Section 7.17. Notices of Certain Events.

(a) Prior to the Closing, each of the Seller Parties, on the one hand, and the Purchaser, on the other hand, shall (and shall cause their Subsidiaries to) promptly notify the each other of:

(i) any written notice or other written communication from any Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or the Related Agreements; and

(ii) any material written notice or other material written communication to or from any Governmental Body in connection with the transactions contemplated by this Agreement or the Related Agreements.

(b) Prior to the Closing, the Seller Parties shall (and shall cause their Subsidiaries, including the Transferred Companies, to) promptly notify (and with respect to subsections (i) and (ii) below, consult to the extent reasonably practicable, with) the Purchaser regarding:

(i) the resignation, or the termination of employment of, any Combined Business Employee holding the position of senior managing director (or any more senior position) or any Combined Business Employee who (A) has historically or could reasonably be expected to earn at least total annual compensation in excess of $750,000 or annual bonus compensation in excess of $300,000 or (B) has the right or possibility of earning a share of the Net Trading Revenues (or other revenue, income or margin metric) generated by such Combined Business Employee (directly or through the results of a group of employees);

(ii) any material disputes (including litigation or written notice threatening litigation) with counterparties to Trading Agreements that following Closing would be Assigned Trading Agreements involving alleged damages, or loss or diminution of Net Trading Revenue in excess of $5,000,000 per applicable Trading Agreement (or series of related Trading Agreements with the same or related counterparties); and

(iii) any change to the valuation and other conventions and principles set forth on Schedule 1.1(e).

(c) The Sellers shall provide to the Purchaser two (2) Business Days prior to the Closing an updated Schedule 3.19 as of the Closing.

Section 7.18. Cooperation.

(a) In the event and for so long as any Party actively is contesting or defending any Proceeding by a Third Party (and to which none of the other Parties is a party having an interest adverse to that of such Party) in connection with any transaction contemplated under this Agreement or any Related Agreements at the reasonable request of such Party to any other Party, the requested Party shall, and shall cause its Subsidiaries and controlled Affiliates to, cooperate reasonably with the requesting Party and its counsel in the contest or defense of such Third-Party Claim, reasonably cooperate with requests to make available its personnel and provide reasonable access to its books and records during normal business hours (subject to appropriate confidentiality protections) as shall be reasonably necessary in connection with such contest or defense.  This Section 7.18(a) shall not apply to any Third-Party Claim to which Section 9.5(c) applies.

(b) At the reasonable request of any Party, the other Party shall, and shall cause its Subsidiaries and controlled Affiliates to, cooperate reasonably with the requesting Party and its accountants in (i) the preparation of any financial statements or tax returns and (ii) the response to or conduct of any tax audit or other audit (including by making available its personnel and providing testimony and reasonable access to its books and records during normal business hours, subject to appropriate confidentiality protections, as may be reasonably requested by such Party in connection therewith).

(c) In the case of each of clause (a) and (b), the requesting Party shall pay the reasonable expenses incurred in providing such cooperation (including legal fees and disbursements) by the Party providing such cooperation and by its officers, directors, employees and agents.

Section 7.19. Run-Off Insurance.

(a) Prior to the Closing, RBS shall obtain a quote for a dedicated directors and officers liability run-off insurance policy for an aggregate coverage amount of $100 million, covering the individuals serving as directors and officers of any of the Transferred Companies with respect to matters existing or occurring at or prior to the Closing Date, for a period of six years after the Closing Date, on terms and conditions substantially similar, excluding coverage amounts, as RBS’s directors and officers liability insurance covering the SET Company directors and officers.  RBS shall notify the Purchaser of such quote and, upon the request of the Purchaser, RBS shall bind such policy, effective as of the Closing Date, and the Purchaser shall pay (or reimburse RBS for) (i) one-half of the first $2,000,000 of the cost of such policy, and (ii) any cost thereof in excess of $2,000,000.

(b) The Seller Parties shall (i) promptly notify Purchaser and the appropriate insurance company of any claims arising under the Policies prior to the Closing, (ii) maintain all Policies in full force and effect at all times prior to the Closing.

Section 7.20. Lehman Payable.

From and after the Closing, (a) the Purchaser shall not (and it shall cause its Subsidiaries not to) pay, discharge, settle, bargain, compromise or otherwise dispose of the Lehman Payable, unless (i) approved or instructed in writing by RBS or (ii) otherwise required by Legal Requirements or an Order, and (b) subject to clause (a)(ii), RBS shall have the sole and exclusive right (i) to pay, discharge, settle, bargain, compromise or otherwise dispose of the Lehman Payable, including by negotiating any such matter with Lehman Brothers Holdings, Inc. and its Subsidiaries (“Lehman”) and (ii) to conduct any claim by or against Lehman in respect of the Lehman Payable.  The Purchaser agrees that the provisions of Section 7.18(a) shall apply in respect of RBS’s rights under this Section 7.20.  If RBS notifies the Purchaser that Lehman has released and discharged the Lehman Payable, in full or in part, which release and discharge is confirmed in writing by Lehman to the Purchaser, (1) the Purchaser shall (or shall cause its Subsidiaries to) pay to RBS promptly after receipt of such notice, (x) in the case of a full release and discharge, an amount equal to the Lehman Payable, or (y) in the case of a partial release and discharge, an amount equal to the amount of the Lehman Payable that was released and discharged, less any interest payable on the remaining balance of the Lehman Payable that is then due to Lehman (the “Lehman Remaining Amount”), in each case, by wire transfer of immediately available funds to an account(s) specified in writing by RBS, and (2) concurrently, the Purchaser shall pay (or cause its Subsidiaries to pay) to Lehman any Lehman Remaining Amount, plus any interest payable thereon.  If RBS notifies the Purchaser that Lehman will not release or discharge any portion of the Lehman Payable, then, promptly after receipt of such notice, the Purchaser shall pay (or cause its Subsidiaries to pay) to Lehman the Lehman Payable, plus any interest payable thereon, and RBS shall pay to the Purchaser (or any Subsidiary designated by Purchaser) the amount of such interest, by wire transfer of immediately available funds to an account(s) specified in writing by the Purchaser.

Section 7.21. Freight Book Valuation.

As promptly as practicable after the date hereof, the Parties shall cooperate to determine an appropriate valuation for the freight book reflected in the Combined Business Reference Balance Sheet, such valuation to be determined in accordance with the principles and methodology for such book set forth on Schedule 1.1(c).  If the Parties are unable to agree on such valuation within 45 days following the date hereof, then either the Purchaser or the Seller Parents, acting jointly, shall have the right to refer the matter for resolution to the Accounting Expert in accordance with the procedures set forth in Section 2.7(c), with such procedures applying mutatis mutandis.

Section 7.22. Releases.

The Seller Parties will procure the release (without any continuing Liability to any Transferred Company), effective as of the Closing Date, of the Transferred Companies as borrowers, pledgors or account beneficiaries under any credit facility to which any of the Seller Parties (or any of their respective Subsidiaries (other than the Transferred Companies)) is a party and shall be permitted to replace letters of credit with cash collateral and take other necessary or appropriate actions in connection therewith, but subject to the obligations of the Purchaser pursuant to Section 7.23.

Section 7.23. Repayment of Combined Business Debt.

(a) At the Closing, the Purchaser shall pay (on behalf of the relevant debtors) to (i) RBS (on account of RBS and its relevant Subsidiaries) and/or to its designated Subsidiaries by wire transfer of immediately available funds to such account(s) as identified to the Purchaser in writing at least two (2) Business Days prior to the Closing by RBS, an amount equal to the portion of the good faith estimate of the RBS/SET Debt included in the Combined Business Debt as of the Closing Date as set forth on the Estimated Closing Balance Sheet (the “Estimated Closing RBS/SET Debt”) excluding any RBS/SET Debt that constitutes reimbursement obligations in respect of outstanding letters of credit (the Estimated Closing RBS/SET Debt, excluding such reimbursement obligations, the “Adjusted Estimated Closing RBS/SET Debt”) that is owed to or by RBS or any of its Subsidiaries (other than the Partnership and the SET Companies) and (ii) the Partnership (on account of the Partnership and its relevant Subsidiaries (other than the Transferred Companies)) by wire transfer of immediately available funds to such accounts(s) as identified to the Purchaser in writing at least two (2) Business Days prior to the Closing by the Partnership, an amount equal to the portion of the Adjusted Estimated Closing RBS/SET Debt owed to the Partnership or any SET Company.  Upon payment of such amounts, each of RBS, the Partnership, and in respect of clause (i) of this Section 7.23(a), any Third Party, if applicable, shall acknowledge (in writing, in a form reasonably satisfactory to the Purchaser) on behalf of itself and each relevant Subsidiary the repayment and discharge of (including the release of all Encumbrances relating to) the relevant portions of all such outstanding Combined

Business Debt included in the Adjusted Estimated Closing RBS/SET Debt (including the discharge, notwithstanding anything herein to the contrary, of all intercompany payables and receivables described in clause (b) of the definition of “Combined Business Debt”).  All payments pursuant to this Section 7.23(a) in respect of the RBS/SET Debt shall be subject to adjustment pursuant to Section 7.23(d) hereunder.

(b) At the Closing, the Purchaser shall repay (on behalf of the relevant debtors) by wire transfer of immediately available funds an amount equal to the Closing Payoff Combined Business Debt (including, for the avoidance of doubt, any penalties, fees and expenses payable in accordance with the terms thereof but excluding any reimbursement obligation in respect of outstanding letters of credit) included in the Estimated Closing Balance Sheet in full satisfaction thereof.

(c) With respect to any Closing Payoff Combined Business Debt or RBS/SET Debt that constitutes a reimbursement obligation in respect of letters of credit outstanding at the Closing, the Purchaser shall (i) use its reasonable best efforts to cause all such letters of credit to be replaced (with a new comparable letter of credit or cash) as of the Closing and, together with the Seller Parties shall cause the original letters of credit to be returned for cancellation to the issuing institution as of the Closing in each case as provided in Section 7.11 and (ii) with respect to any such letters of credit that cannot be replaced as of the Closing as provided in clause (i) notwithstanding Purchaser’s reasonable best efforts, provide the Partnership and RBS, as applicable, with sufficient cash by wire transfer of immediately available funds to the accounts provided above to cash collateralize the reimbursement obligations in an amount equal to 100% of the outstanding amount of each such letter of credit (or such greater percentage of cash collateral as is required under the terms of the Closing Payoff Combined Business Debt or RBS/SET Debt), with such cash collateral to be held and, to the extent not used to reimburse drawings and pay related fees and expenses under the applicable letter of credit, returned to Purchaser in accordance with customary documentation to be reasonably agreed upon by the Parties. With respect to any funds delivered pursuant to the foregoing clause (ii), the Partnership and/or RBS, as the case may be, shall promptly upon receipt of such funds (and in any event within one Business Day) use such funds to fully cash collateralize the reimbursement obligations of any such letters of credit as required by and pursuant to the terms of the applicable Closing Payoff Combined Business Debt or RBS/SET Debt.

(d) If the Final Closing RBS/SET Debt excluding any RBS/SET Debt that constitutes reimbursement obligations in respect of outstanding letters of credit (the “Adjusted Final Closing RBS/SET Debt”) exceeds the Adjusted Estimated Closing RBS/SET Debt, the Purchaser shall pay (on behalf of the relevant debtors), within two (2) Business Days of determination of the Final Closing RBS/SET Debt, (i) to RBS (on behalf of itself and each relevant Subsidiary) an amount equal to the portion of such excess attributable to the RBS/SET Debt that is owed to or by RBS or any of its Subsidiaries (other than the Partnership and the SET Companies) by wire transfer in immediately available funds to such account(s) as may be specified by RBS and (ii) to the Partnership (on behalf of itself and its Subsidiaries) an amount equal to the portion of such excess attributable to the RBS/SET Debt that is owed to the Partnership or any SET Company (other than the Transferred Companies) by wire transfer in immediately available funds to such account(s) as may be specified by the Partnership.  If the Adjusted Final Closing RBS/SET Debt is less than the Adjusted Estimated Closing RBS/SET

Debt, (i) RBS (on behalf of itself and each relevant Subsidiary) shall repay, within two (2) Business Days of the determination of the Final Closing RBS/SET Debt, an amount equal to the portion of such deficit attributable to the RBS/SET Debt that is owed by RBS or any of its Subsidiaries (other than the Partnership and the SET Companies) by wire transfer in immediately available funds to an account or accounts specified by the Purchaser and (ii) the Partnership (on behalf of itself and its Subsidiaries) shall (and Seller Parents shall cause the Partnership to) repay, within two (2) Business Days of the determination of the Final Closing RBS/SET Debt an amount equal to the portion of such deficit attributable to the RBS/SET Debt that is owed by the Partnership or any SET Company (other than the Transferred Companies) by wire transfer in immediately available funds to an account or accounts specified by the Purchaser.  If the Adjusted Final Closing RBS/SET Debt is greater than the Adjusted Estimated Closing RBS/SET Debt but either the portion of the RBS/SET Debt owed to or by RBS or any of its Subsidiaries (other than the Partnership or any of its Subsidiaries) is less than the estimated amount of the same or the portion of the RBS/SET Debt owed to the Partnership or any of its Subsidiaries (other than the Transferred Companies) is less than the estimated amount of the same, then RBS or the Partnership, as applicable, shall pay over to the other the amount by which its portion of the RBS/SET Debt was less than the estimated amount of the same.  If the Adjusted Final Closing RBS/SET Debt is less than the Adjusted Estimated Closing RBS/SET Debt but either the portion of the RBS/SET Debt owed to or by RBS or any of its Subsidiaries (other than the Partnership or any of its Subsidiaries) is greater than the estimated amount of the same or the portion of the RBS/SET Debt owed to the Partnership or any of its Subsidiaries (other than the Transferred Companies) is greater than the estimated amount of the same, then RBS or the Partnership, as applicable, shall pay over to the other the amount by which the other’s portion of the RBS/SET Debt exceeds the estimated amount of the same.

Section 7.24. Restricted Collateral Transactions.  If any Party that is a party to a Collateralized TRS Agreement determines that any Reference Transaction (as defined in the applicable Collateralized TRS Agreement) other than an existing Full Recourse Reference Transaction (as defined in the applicable Collateralized TRS Agreement) is a Restricted Collateral Transaction, then the Seller Party that is a party to such Collateralized TRS Agreement agrees either to (i) designate such Restricted Collateral Transaction as a Full Recourse Reference Transaction under such Collateralized TRS Agreement effective as of the Closing Date or (ii) enter into another arrangement to afford the Purchaser all economic benefits associated with the relevant collateral satisfactory to the Purchaser in its good faith discretion following consultation in good faith with the other party.  “Restricted Collateral Transaction” means, with respect to a Collateralized TRS Agreement, any Reference Transaction with respect to which, for reasons of (a) the relevant Seller’s contractual obligations or commitments to the relevant Reference Counterparty or other creditors of such Reference Counterparty, (b) any restriction or subordination of security over such collateral to liens of a lending syndicate or other creditors or (c) similar material and substantial restrictions, it will be commercially impracticable for the relevant Seller to transfer the collateral securing such Reference Transaction to the Purchaser or its Affiliates in connection with a novation of the relevant Reference Transaction pursuant to Section 7.11.

ARTICLE VIII.
TERMINATION

Section 8.1. Termination.  This Agreement may be terminated at any time prior to the Closing solely as follows:

(a) by mutual written consent of all of the Parties;

(b) on or after the Outside Date:

(i) by mutual agreement of the Seller Parents by notice to the Purchaser if the condition to Closing set forth in Section 6.1(h) has not been satisfied or waived as of such date;

(ii) on or after December 2, 2010, by RBS or Sempra Energy by notice to the other Parties if the condition to Closing set forth in Section 6.1(h) has not been satisfied or waived as of such date;

(iii) by mutual agreement of the Seller Parents, on the one hand, so long as no Seller Party is then in material breach of this Agreement, which breach has caused the Closing not to occur prior to such date, or the Purchaser, on the other hand, so long as Purchaser is not then in material breach of this Agreement, which breach has caused the Closing not to occur prior to such date, by notice to the other Parties, if the Closing has not occurred on or before the date such notice is given;

(iv) on or after December 2, 2010, by RBS or Sempra Energy, so long as no Seller Party is then in material breach of this Agreement, which breach has caused the Closing not to occur prior to such date, by notice to the other Parties, if the Closing has not occurred on or before the date such notice is given;

(v) by mutual agreement of the Seller Parties by notice to the Purchaser if either of the conditions to Closing set forth in Section 6.1(a) or Section 6.1(b) has not been satisfied or waived as of such date and is not reasonably capable of satisfaction prior to December 2, 2010, so long as no Seller Party is then in material breach of this Agreement, which breach has caused the failure of such condition;

(vi) on or after December 2, 2010, by RBS or Sempra Energy by notice to the other Parties if either of the conditions to Closing set forth in Section 6.1(a) or Section 6.1(b) has not been satisfied or waived as of such date, so long as no Seller Party is then in material breach of this Agreement, which breach has caused the failure of such condition; or

(vii) by the Purchaser by notice to the other Parties if either of the conditions to the Closing set forth in Section 5.1(a) or Section 5.1(b) has not been satisfied or waived as of such date and is not reasonably capable of satisfaction prior to December 2, 2010, so long as Purchaser is not then in material breach of this Agreement, which breach has caused the failure of such condition.

Section 8.2. Termination Awards.

(a) In the event that this Agreement is terminated by either or both of RBS and Sempra Energy pursuant to Section 8.1(b)(iii) or (iv), and (i) the failure to satisfy any of the conditions set forth in Article V and/or Article VI (disregarding in any case any condition on which the Purchaser is not entitled to rely pursuant to Section 5.2) by the date of such termination is the result of or is based upon the underlying basis of the material breach of any provision of this Agreement by the Purchaser or (ii) all conditions set forth in Articles V (disregarding any condition on which the Purchaser is not entitled to rely pursuant to Section 5.2) and VI were satisfied prior to such termination (or, in respect of conditions to be performed on the Closing Date, were capable of being satisfied prior to such termination) but the Purchaser fails to comply with its Closing obligations hereunder then, in each case and in addition to any other remedy provided in this Agreement or at law or in equity, the Purchaser shall pay to the Seller Parents, as promptly as possible following such termination (and in any event within five (5) Business Days of receipt of notice of such termination), by wire transfer of immediately available funds to the accounts designated in writing by the Seller Parents, an amount equal in the aggregate to $200,000,000 allocated among the Seller Parents in the manner set forth on Schedule 8.2.

(b) In the event that this Agreement is terminated by the Purchaser pursuant to Section 8.1(b)(iii) and (i) the failure to satisfy any of the conditions set forth in Article V and/or Article VI (disregarding in any case any condition on which any Seller Party is not entitled to rely pursuant to Section 6.2) by the date of such termination is the result of or is based upon the underlying basis of the material breach of the covenants and other agreements contained in Section 7.3 (including the failure to make any necessary filings in respect of the Mandatory Governmental Approvals; it being understood that a failure to make a filing in respect of an immaterial Governmental Authorization shall not be deemed a material breach) or Section 7.8 by any Seller Party or (ii) all conditions set forth in Articles V and VI (disregarding any condition on which any Seller Party is not entitled to rely pursuant to Section 6.2) were satisfied prior to such termination (or, in respect of conditions to be performed on the Closing Date, were capable of being satisfied prior to such termination) but any Seller Party fails to comply with its Closing obligations hereunder, then, in addition to any other remedy provided in this Agreement or at law or in equity, each of the Seller Parents, severally (in accordance with its allocated share as set forth on Schedule 8.2) and not jointly, pay to the Purchaser, as promptly as possible following such termination (and in any event within five (5) Business Days of receipt of notice of such termination), by wire transfer of immediately available funds to the accounts designated in writing by the Purchaser, an amount equal in the aggregate to $50,000,000.

(c) The Purchaser, on the one hand, and the Seller Parties, on the other hand, acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, that without these agreements the Parties would not have entered into this Agreement, and that any amounts payable pursuant to this Section 8.2 do not constitute a penalty.  If any amounts due pursuant to this Section 8.2 are not paid within the time period specified in this Section 8.2, the Party (or Parties) that fail to make such payment shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by the recipient Party in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

Section 8.3. Effect of Termination.  In the event this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties hereunder shall terminate and this agreement shall become null and void and of no further force and effect, except for the agreements and obligations set forth in Section 8.2, this Section 8.3 and Article X, and except that such termination shall not relieve any Party of any Liability for any knowing breach of this Agreement or fraud prior to such termination.

ARTICLE IX.
INDEMNIFICATION

Section 9.1. Survival.  All covenants and other agreements in this Agreement to be performed after the Closing shall survive the Closing and the consummation of the transactions contemplated hereby until so performed.  All representations and warranties in this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby for a period of twelve (12) months from the Closing Date, except that

(a) the representations and warranties contained in Sections 3.1, 3.2(a) (other than the last sentence), 3.2(b)(i), 3.2(b)(ii), 3.3(a), 3.3(b)(i) (but only the first sentence thereof), 3.9, 4.1, 4.2 and 4.5 shall survive indefinitely,

(b) the representations and warranties contained in Sections 3.5(h) and 3.8 shall survive until thirty (30) days after the expiration of the applicable statute of limitations (which, for the avoidance of doubt, in the case of the United Kingdom expires six (6) years after the filing of the applicable Tax Return or twenty-one (21) years after the filing of the applicable Tax Return in cases of fraud or negligence),

(c) the representations and warranties contained in Sections 3.5 (other than Section 3.5(h)), 3.10 and 3.15 shall survive the Closing and the consummation of the transactions contemplated hereby for a period of three (3) years following the Closing Date, and

(d) the representations and warranties contained in Section 3.6 shall survive the Closing and the consummation of the transactions contemplated hereby for a period of twenty-four (24) months following the Closing Date.

The right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and agreements shall not be affected by any investigation conducted with respect to, or any knowledge actually acquired at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or agreement.

Section 9.2. Indemnification and Reimbursement by the Seller Parents.  From and after the Closing Date and subject to the limitations set forth in Section 9.4, each of RBS and Sempra Energy, each severally, but not jointly, and in accordance with such applicable Seller Parent’s Indemnity Share (except as otherwise provided in Section 9.4(b)), will indemnify and hold harmless, without duplication, the Purchaser and its Affiliates, and each of their members, officers, agents, employees and other Representatives (collectively, the “Section 9.2 Indemnified Persons”), from and against any and all Damages, including any Damages to the Combined Business, resulting from or attributable to:

(a) any breach of any representation or warranty made by a Seller Party in Article III of this Agreement (as made as of the date hereof and as if made as of the Closing), excluding De Minimis Damages unless the De Minimis Damages resulted from a breach of a representation or warranty contained in Section 3.8;

(b) any material breach of or failure to perform or comply with any covenant or agreement of the Seller Parties in this Agreement;

(c) any of the Specified Matters and with respect to the matters and on the basis set forth on Schedule 9.2(c) of the Purchaser Disclosure Letter;

(d) any Retained Liability (other than Taxes indemnifiable under Sections 9.2(e), (f), (g), (h) or (i));

(e)  any Taxes (other than Taxes related to the UK Bank Payroll Tax) imposed (i) on or with respect to the Transferred Companies or the Transferred Assets for a Pre-Closing Period or for the portion of any Straddle Period prior to and ending on the Closing Date, (ii) otherwise than by reference to a taxable year or other taxable period, in respect of any event or transaction relating to the Combined Business occurring on or before Closing, (iii) as a result of the Reorganization or any step thereof, (iv) on or with respect to the Transferred Companies in the form of Other Payroll Taxes, to the extent that liability for such Other Payroll Taxes would fall within Section 9.2(f) if the words "UK Bank Payroll Tax" were replaced by "Other Payroll Taxes"; (v) in connection with the acquisition of the Transferred Companies and the Transferred Assets contemplated hereby (other than Transfer Taxes described in Section 10.3(e), VAT described in Section 10.15 and, with respect to the Transferred Assets, any Taxes the cost of which is expressly to be borne by a party under the Related Agreements), and (vi) on any Transferred Company for any taxable period as a result of the failure by any Seller Party or any Affiliate of any Seller Party (other than the Transferred Companies) to discharge when due any Tax properly assessed on it for which it is primarily liable (other than any Tax the cost of which would fall to be borne by the Purchaser or a Transferred Company under any other provision of this Agreement or any Related Agreement).  To the extent necessary to determine the liability for Taxes for a Straddle Period or a Prior Closing Straddle Period, the determination of the Taxes for the portion of the year or period ending on, and the portion of the year or period beginning after, the Closing Date or the Prior Closing Date, as the case may be, shall be determined by assuming that the taxable year or period ended as of the close of business on the Closing Date or the Prior Closing Date, as the case may be, except that any property taxes, exemptions, allowances or similar taxes or deductions that are calculated on an annual basis shall be prorated on a time basis;

(f) any liability for UK Bank Payroll Tax payable by a Transferred Company in relation to the Combined Business:

(i) that is directly attributable to any arrangements entered into, or remuneration (in any form, whether under any bonus arrangements, retention plans or otherwise) awarded or paid, in respect of the calendar year 2009 or previous years or any other period beginning and ending on or prior to the Closing Date;

(ii) that is directly attributable to any arrangements which are entered into between the date of this Agreement and the Closing Date, or remuneration which is awarded or paid between the date of this Agreement and the Closing Date (other than pursuant to any arrangements entered into on or before the date of this Agreement), by a Transferred Company, a Seller Party or an Affiliate of a Seller Party other than in accordance with Section 7.1 and without the written consent of the Purchaser, to the extent that such UK Bank Payroll Tax exceeds the amount of UK Bank Payroll Tax that would have been payable if Section 7.1 had been complied with; or

(iii) that is directly attributable to any arrangements entered into, or remuneration (in any form, whether under any bonus arrangements, retention plans or otherwise) awarded or paid, in respect of any period beginning prior to but ending after the Closing Date but only to the extent such UK Bank Payroll Tax relates to the part of such period up to (and including) the Closing Date, save that no UK Bank Payroll Tax shall be subject to indemnification under this Section 9.2(f)(iii) to the extent that both (x) such UK Bank Payroll Tax is payable in respect of arrangements entered into, or remuneration paid or awarded by a Transferred Company, either after Closing or prior to Closing at the request of the Purchaser or an Affiliate of the Purchaser or by the Purchaser or an Affiliate of the Purchaser at any time, and (y) the amount of such UK Bank Payroll Tax exceeds the amount of UK Bank Payroll Tax that would have been payable if such arrangements had been entered into, or such remuneration had been paid or awarded, at a time and in an amount substantially consistent with past practice in relation to the Combined Business pursuant to any of the agreements, programmes or awards disclosed or required to be disclosed in Schedule 3.5(i); and for the purpose of this Section 9.2(f)(iii) the extent to which any UK Bank Payroll Tax attributable to arrangements or remuneration in respect of a period beginning prior to but ending after the Closing Date shall be treated as relating to the part of such period up to (and including) the Closing Date shall be determined by multiplying the amount of the UK Bank Payroll Tax  by a fraction of which the denominator is the number of days in the relevant period and the numerator is the number of the days in the period up to (and including) the Closing Date;

(g) the loss, non-availability or reduction in the amount of any Relief that was treated as an asset in the Final Closing Balance Sheet;

(h) the loss in whole or in part of the right to receive any payment for any surrender of Reliefs by way of Group Tax Relief, or the liability to repay in whole or in part a payment for any such surrender, in each case to the extent that the payment or right to receive such payment has been reflected in the Final Closing Balance Sheet; or

(i) any liability to make any payment for the receipt of any surrender of Reliefs by way of Group Tax Relief, to the extent that the receipt of such surrender for no payment has been reflected in the Final Closing Balance Sheet.

Section 9.3. Indemnification and Reimbursement by the Purchaser.  From and after the Closing and subject to the limitations set forth in Section 9.4, the Purchaser will indemnify and hold harmless the Seller Parties and their Affiliates, as the Seller Parties shall direct in writing, and each of their respective members, officers, agents, employees and other Representatives (collectively, the “Section 9.3 Indemnified Persons” and, together with the Section 9.2 Indemnified Persons, the “Indemnified Persons”) from and against any and all Damages, resulting from or attributable to:

(a) any breach of any representation or warranty made by the Purchaser in Article IV of this Agreement, excluding De Minimis Damages;

(b) any material breach of or failure to perform or comply with, any covenant or agreement of the Purchaser in this Agreement;

(c) any Assumed Liability;

(d) any Tax for which a Seller Party or any Affiliate of a Seller Party (other than the Transferred Companies) becomes liable by virtue of a failure by the Purchaser or any of its Affiliates, including any of the Transferred Companies to pay when due any Tax properly assessed on it for which it is primarily liable except to the extent that such Tax would, ignoring any financial or time limitations, be (and has not been) indemnified under Section 9.2; or

(e) any liability for UK Bank Payroll Tax payable by a Seller Party or an Affiliate of a Seller Party (other than a Transferred Company) in relation to the Combined Business, other than any such UK Bank Payroll Tax that, if it were payable by a Transferred Company, would (ignoring any financial or time limitations) fall to be indemnified by the Seller Parents under Section 9.2(f) (and has not been so indemnified).

Section 9.4. Limitations; Exclusive Remedy.

(a) (i)  The Seller Parents shall have no liability with respect to claims under Section 9.2(a) (excluding any breach of any representations or warranty under Sections 3.1, 3.2(a) (other than the last sentence), 3.2(b)(i), 3.2(b)(ii), 3.3(a), 3.3(b)(i) (but only the first sentence thereof), 3.5(h), 3.8, or 3.9) in all cases until the total of all Damages (other than De Minimis Damages) with respect to such matters exceeds sixty million dollars

($60,000,000) and then only for the amount in excess of twenty-five million dollars ($25,000,000).  In no event shall the Seller Parents’ aggregate collective liability for indemnification under Section 9.2(a) (other than in respect of breaches of any of the representations and warranties in Sections 3.1, 3.2(a) (other than the last sentence), 3.2(b)(i), 3.2(b)(ii), 3.3(a), 3.3(b)(i) (but only the first sentence thereof), 3.5(h), 3.8, and 3.9) exceed, in the aggregate, $500,000,000.

(ii) The Seller Parents shall have liability under Section 9.2(a), 9.2(b) (solely with respect to any breach of or failure to perform or comply with the covenants and agreements in Section 7.1), 9.2(e), 9.2(f), 9.2(g), 9.2(h) and 9.2(i) only if the Seller Parents receive notice of any claim from the Indemnified Person, specifying the factual basis of the claim in reasonable detail and specifying, if known, the amount claimed, (A) within the applicable survival period as defined in Section 9.1 for claims under Section 9.2(a), (B) within twelve (12) months following the Closing Date for claims under Section 9.2(b) (solely with respect to any breach or failure to perform or comply with the covenants and agreements in Section 7.1), and (C) within thirty (30) days after the expiration of the applicable statute of limitations, for claims under Sections 9.2(e), 9.2(f), 9.2(g), 9.2(h) and 9.2(i).

(b) The aggregate liability of any Seller Parent with respect to a particular claim for indemnification pursuant to Section 9.2 shall not exceed such Seller Parent’s Indemnity Share of the total Damages payable with respect to such claim, except as follows:

(i) In respect of claims for indemnification pursuant to Section 9.2(a), for a breach of a representation or warranty made solely by such Seller Parent or solely in respect of such Seller Parent, such Seller Parent shall have sole liability for such portion of the Damages attributable to such breach under the following representations and warranties:  (A) with respect to Sempra Energy or RBS, such representations and warranties under Section 3.1(a), Section 3.2(a) (only with respect to the enforceability, right, power or authority as to such Seller Parent), Section 3.2(b)(i) and (ii) (only with respect to such Seller Parent’s Governing Documents or resolutions, and Legal Requirements and Orders as applicable solely to such Seller Parent or its properties (as opposed to the Partnership, its Subsidiaries or all Sellers (or their properties)), Section 3.9 (only with respect to such Seller Parent and not the Partnership or any of its Subsidiaries) and, (B) with respect to RBS only, such representations and warranties under Section 3.3(b) (only with respect to Encumbrances on RBS Related Assets and Liabilities to the extent such Encumbrances secure obligations of RBS or its Affiliates (other than the Partnership and the SET Companies) unrelated to the Combined Business) and Section 3.5 (only with respect to any Seller Plan sponsored by RBS or its Affiliates (other than the Partnership or its Subsidiaries)), it being understood that, in each case under this Section 9.4(b)(i), any representations and warranties given in respect of the Combined Business or any component thereof or given by the Partnership or SET are deemed not to be made solely by such Seller Parent or solely in respect of such Seller Parent;

(ii) In respect of claims for indemnification pursuant to Section 9.2(b), for a breach of or failure to comply with or perform any covenants or agreements of any Seller Parent solely by such Seller Parent (it being understood that any covenants or other agreements of the Seller Parents given in respect of the Combined Business, including in connection with the RBS Related Assets and Liabilities, or any portion thereof, are deemed not to be covenants and agreements solely of such Seller Parent), such Seller Parent shall have sole liability for such portion of the Damages attributable to such breach; and

(iii)	(A) Sempra Energy shall have sole Liability for Sempra Tax Damages.

(B)	RBS shall have sole Liability for RBS Tax Damages.

(C)           Shared Tax Damages shall be allocated severally but not jointly between RBS on the one hand and Sempra Energy on the other hand, in accordance with the allocation of profits among the Seller Parents in their capacities as members of the Partnership as set forth on Schedule 9.4(b)(iii) for the periods in which the events giving rise to such breach occurred.

(D)           Damages subject to indemnification under Section 9.2(a) as a result of a breach of the representations and warranties of the Sellers set forth in Section 3.8(d) shall be allocated on the same basis as Shared Tax Damages unless the tax sharing, tax allocation, indemnity or other agreement giving rise to the breach benefited one or more (but not all) of the Seller Parties, in which case Damages shall be allocated to the Seller Party or Seller Parties who obtained such benefit, and where there is more than one such Seller Party such allocation shall be made severally but not jointly pro rata to their respective  allocation of profits of the Partnership during the periods in which the events giving rise to such breach occurred.

The benefit of (i) any Overprovision, Repayment or Saving in accordance with Section 10.3(g) shall, to the extent possible, be allocated in the same way as Shared Tax Damages as set out in (C) above save to the extent the matter giving rise to such repayment or set-off relates to periods (or portions thereof) ending on or prior to the Prior Closing Date, in which case such set-off or repayment shall be allocated to Sempra Energy; and (ii) a reduction in the amount of a claim by virtue of a surrender of Reliefs by RBS or a Subsidiary of RBS to any SET Company by way of Group Tax Relief for no consideration pursuant to Section 10.14 shall first reduce the portion of the Damages for which RBS is liable to the extent possible.

(c) The Purchaser shall have no liability with respect to claims under Section 9.3(a) (excluding any breach of any representation or warranty under Sections 4.1, 4.2 or 4.5)

until the total of all Damages (other than De Minimis Damages) with respect to such matters exceeds sixty million dollars ($60,000,000), and then only for the amount in excess of twenty-five million dollars ($25,000,000).  In no event shall the Purchaser’s aggregate liability for indemnification under Section 9.3(a) (other than in respect of breaches of any of the representations and warranties in Sections 4.1, 4.2 and 4.5) exceed $500,000,000.  The Purchaser shall have liability under Section 9.3(a) only if the Purchaser receives notice of any claim from the Indemnified Person, specifying the factual basis of the claim in reasonable detail and specifying, if known, the amount claimed, within the applicable survival period as defined in Section 9.1.

(d) For purposes of any indemnity obligation under this Article IX (i) with respect to any breach of any covenant or obligation, or any representation or warranty (with respect to the Retained Materiality Representations only, solely for purposes of calculating Damages), contained in this Agreement, any express qualifications or limitations set forth in such covenant or obligation, or representation or warranty, as to materiality or “Combined Business Material Adverse Effect” (or other similar materiality qualifier) contained therein, shall be disregarded and (ii) with respect to any breach of any representation or warranty contained in Section 3.6, 3.7, 3.10 or 3.17, any qualification or limitation set forth in such representation or warranty as to “Knowledge,” or any other knowledge qualification contained therein, shall be disregarded.

(e) Notwithstanding anything herein to the contrary, no Indemnified Person shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such Person or its Affiliates has been indemnified or reimbursed for such amount under any other provision of this Agreement or any Related Agreement.

(f) Except in the case of fraud, from and after the Closing, the exclusive remedy for any Indemnified Person for Damages or other monetary damages arising from a breach of this Agreement shall be the indemnification provided under this Article IX.  There shall be no remedy at law for De Minimis Damages arising out of the events or circumstances described in Sections 9.2(a) or 9.3(a).  Nothing in this Section 9.4(f) or elsewhere in this Agreement shall interfere with or impede the operations of Sections 7.16 or 10.13 or the remedies available under this Agreement or the Related Agreements or a Party’s right to seek equitable remedies (including specific performance or injunctive relief) to enforce any covenant in this Agreement to be performed after the Closing.

(g) In no event shall Damages be subject to indemnification under Section 9.2 or 9.3 to the extent such Damages were included as liabilities (including any reserves in respect of such Damages) in the Final Closing Balance Sheet; provided, that any Damages in excess of the amounts so included as liabilities (including any reserves in respect of such Damages) in the Final Closing Balance Sheet shall be subject to indemnification hereunder in accordance with and subject to the terms, conditions and limitations of this Article IX.

(h) In no event shall Damages be subject to indemnification under Section 9.2(a) (in respect of any breach of any representation or warranty contained in Section 3.8) or Section 9.2(e), (f), (g), (h) or (i) to the extent that the matter, act, omission or circumstances giving rise to such Damages would not have arisen but for any act carried out prior to Closing by a Seller Party or any of its Subsidiaries outside the Ordinary Course of Business at the written request of the Purchaser.

(i) In no event shall Damages be subject to indemnification under Section 9.2(a) (in respect of any breach of any representation or warranty contained in Section 3.8) or Sections 9.2(e), (f), (g), (h) or (i) to the extent that the Damages arise by reason of a voluntary disclaimer by any Transferred Company (otherwise than at the request of any Seller Party under Section 10.3) after Closing of the whole or part of any allowance to which it is entitled under Part 2 of the Capital Allowances Act 2001 or by reason of the revocation by any Transferred Company (otherwise than at the request of any Seller Party under Section 10.3) after Closing of any claim for Relief made (whether provisionally or otherwise) by it prior to Closing, in each case where such allowance or Relief was taken into account in, or in computing a provision for Tax in, the Final Closing Balance Sheet.

(j) In no event shall Damages be subject to indemnification under Section 9.2(a) (in respect of any breach of any representation or warranty contained in Section 3.8) or Sections 9.2(e), (f), (g), (h) or (i) to the extent that the matter giving rise to such Damages would not have arisen but for a voluntary act carried out by the Purchaser or any of its Subsidiaries or a Transferred Company after Closing outside the Ordinary Course of Business of the relevant entity in circumstances where the Purchaser knew, or would have known if it had made reasonable inquiries of Continuing Employees with relevant Tax expertise employed or engaged by any Transferred Company at the time of the voluntary act in question that such a voluntary act would create a material risk of the matter giving rise to such Damages arising; provided that this limitation shall not apply to any act which is carried out in fulfillment of a legally binding commitment entered into on or before Closing or in order to comply with, or to rectify any breach of, any Legal Requirement.

(k) In no event shall Damages be subject to indemnification under Section 9.2(a) (in respect of any breach of any representation or warranty contained in Section 3.8) or Sections 9.2(e), (f), (g), (h) or (i) to the extent that the matter giving rise to such Damages would not have arisen or is increased as a consequence of any change (including, for the avoidance of doubt, any change with retrospective effect) after Closing in any accounting policy or practice adopted by any Transferred Company in relation to any accounting period beginning prior to Closing, except where such change is necessary to rectify a breach of applicable financial reporting or accounting standards or practice existing on or prior to Closing, or to comply with or to rectify any breach of any Legal Requirement.

(l) In no event shall Damages be subject to indemnification under Sections 9.2(g) or (h) to the extent that the matter giving rise to such Damages arises as a consequence of a cessation of any trade or business carried on by a Transferred Company where the Purchaser knew (or should have known if it had made reasonable enquiries of the Continuing Employees with relevant tax expertise who were employed by any of the Transferred Companies at the time of such cessation) that the cessation would create a material risk of the matter giving rise to such Damages arising.

(m) NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, IN NO EVENT SHALL AN INDEMNIFYING PERSON BE LIABLE FOR

(A) ANY PUNITIVE DAMAGES OR (B) ANY LOST PROFITS OR CONSEQUENTIAL, SPECIAL OR INDIRECT DAMAGES, EXCEPT, IN THE CASE OF (B), TO THE EXTENT SUCH LOST PROFITS OR DAMAGES ARE (X) NOT BASED ON ANY SPECIAL CIRCUMSTANCES OF THE INDEMNIFIED PERSON AND (Y) THE NATURAL, PROBABLE AND REASONABLY FORESEEABLE RESULT OF THE EVENT THAT GAVE RISE THERETO OR THE MATTER FOR WHICH INDEMNIFICATION IS SOUGHT HEREUNDER; provided, however, that if an Indemnified Person is held liable to a Third Party based on any final judgment of a court of competent jurisdiction for any such Damages and the applicable indemnifying party is obligated to indemnify such Indemnified Person for the matter that gave rise to such Damages, then such indemnifying party shall be liable for, and obligated to reimburse such Indemnified Person for such Damages.

Section 9.5. Third-Party Claims.

(a) Promptly (and in any event within thirty (30) days) after receipt by a Person entitled to indemnification under Section 9.2 or 9.3 of notice of the assertion of a Third-Party Claim, such Indemnified Person shall give notice to the Person or Persons obligated to indemnify under such Section (each, an “Indemnifying Person”) of the assertion of such Third-Party Claim; provided, that the failure to notify the Indemnifying Person shall not relieve the Indemnifying Person of any liability that it may have to any Indemnified Person, except to the extent that the Indemnifying Person demonstrates that the defense of such Third-Party Claim is actually and materially prejudiced by the Indemnified Person’s failure to give such notice.

(b) If an Indemnified Person gives notice to the Indemnifying Person pursuant to Section 9.5(a) of the assertion of a Third-Party Claim, the Indemnifying Person shall be entitled to participate in the defense of such Third-Party Claim and, to the extent that it wishes (unless (i) the Indemnifying Person is also a Person against whom the Third-Party Claim is made and the Indemnified Person determines in good faith that joint representation would be inappropriate, (ii) greater than 50% of the Damages are reasonably anticipated to be incurred by the Indemnified Person because such Damages constitute De Minimis Damages or exceed the applicable maximum limit (if any) for indemnification contained in Section 9.4, (iii) material equitable or other non-monetary relief is sought from any Indemnified Person pursuant to such Third-Party Claim or (iv) the claim is brought by a Governmental Body(except for Claims relating to Taxes)) to assume the defense of such Third-Party Claim.  Notwithstanding the foregoing, in the case of a Third Party Claim for Taxes relating to a Straddle Period, the Party that prepared the Tax Return relating to such Straddle Period shall control the Third Party Claim; provided that the Indemnified Person and the Indemnifying Person shall jointly control such Third Party Claim if and to the extent that there is a material risk of the Indemnified Person and the Indemnifying Person incurring material Damages.  After notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person shall not, so long as it diligently conducts such defense, be liable to the Indemnified Person under this Article IX for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case subsequently incurred by the Indemnified Person in connection with the defense of such Third-Party Claim, other than reasonable costs of investigation. If the Indemnifying Person assumes the defense of a Third-Party Claim, (i) such assumption will, unless additional information at the time of the assumption emerges to change this conclusion, conclusively establish for purposes of this

Agreement that the claims made in that Third-Party Claim are within the scope of and subject to indemnification (but no such assumption shall affect the applicability of any limit on indemnification contained in Section 9.4), and (ii) no compromise or settlement of such Third-Party Claims may be effected by the Indemnifying Person without the Indemnified Person’s consent (which consent shall not be unreasonably withheld or delayed) unless (A) there is no finding or admission of any material violation of Legal Requirement and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person.  The Indemnified Person shall have no liability with respect to any compromise or settlement of such Third-Party Claims effected without its consent if required pursuant to the immediately preceding sentence.  If notice is given to an Indemnifying Person of the assertion of any Third-Party Claim and the Indemnifying Person does not, within twenty (20) days after the Indemnified Person’s notice is given, give notice to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person will be bound by any determination made in such Third-Party Claim or any compromise or settlement effected by the Indemnified Person.

(c) With respect to any Third-Party Claim subject to indemnification under this Article IX (including any Specified Matters): (i) both the Indemnified Person and the Indemnifying Person, as the case may be, shall keep the other Person reasonably informed of the status of such Third-Party Claim and any related Proceedings at all stages thereof where such Person is not represented by its own counsel, and (ii) the Parties agree to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim; provided, that the Indemnifying Party shall pay the reasonable Third-Party out-of-pocket expenses incurred in providing such cooperation (including reasonable legal fees and disbursements) by the Party providing such cooperation but shall not be required to compensate such Party for time spent by its officers, directors, employees or agents in such cooperation.

Section 9.6. Other Claims.  A claim for indemnification to the extent not resulting from a Third-Party Claim may be asserted by written notice to the Party from whom indemnification is sought and, unless disputed by the Indemnifying Person by delivery of a written dispute notice to the Party seeking indemnification within 60 days after receipt by the Indemnifying Person of claim for indemnification, shall be deemed agreed by all Parties, final and undisputed and shall be paid by any such Indemnifying Party promptly, but in no event more than 45 days after receipt of such undisputed claim for indemnification.

Section 9.7. Duty to Mitigate.  Nothing herein shall relieve a Party of its common-law duty to mitigate Damages.  Without limiting the foregoing, each Party shall (and shall, to the extent it has authority and is permitted to do so, cause each other Section 9.2 Indemnified Person to, with respect to the Purchaser, and each other Section 9.3 Indemnified Person to, with respect to the Seller Parents) take commercially reasonable steps to mitigate all Damages after becoming aware of any event which could reasonably be expected to give rise to any Damages that are indemnifiable hereunder, including, as applicable, pursuing any counterclaim, offset, insurance settlement or other claim which could result in a recovery that would reduce the Indemnifying Person’s liability under this Agreement.

ARTICLE X.
GENERAL PROVISIONS

Section 10.1. Expenses.  Except as otherwise expressly provided in this Agreement, each of the Parties shall bear its own costs and expenses (and the Seller Parents shall bear the costs and expenses of the Combined Business to the extent incurred or related to periods prior to the Closing Date) in connection with the preparation, negotiation and execution of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby.

Section 10.2. Public Announcements and Confidentiality.  None of the Parties nor their respective Subsidiaries or Affiliates shall issue or cause the publication of this Agreement, any Related Agreement or any press release or other public announcement or communication with respect to the transactions contemplated hereby without the prior written consent of each of the other Parties hereto (which consent shall not be unreasonably withheld or withdrawn) except to the extent a Party’s counsel deems necessary or advisable in order to comply with the requirements of any Legal Requirement or the regulations or policies of any securities exchange or other similar regulatory body (in which case the disclosing Party shall give the other Parties notice as promptly as is reasonably practicable of any required disclosure to the extent permitted by applicable Legal Requirements), shall limit such disclosure to the information required to comply with such Legal Requirement or regulations, and shall use reasonable efforts to accommodate any suggested changes to such disclosure from the other Parties to the extent reasonably practicable.

Section 10.3. Tax Matters.

(a) (i) Except to the extent clause (iii) or (iv) of this Section 10.3(a) applies, in the case of (i) any Tax Returns that are required to be filed by or with respect to any Transferred Company for taxable years or periods beginning before the Closing Date (including any Straddle Period) (“Pre-Closing Tax Returns”) that have not been prepared prior to the Closing Date and which, if prepared prior to the Closing Date would have been prepared by any Continuing Employees or external advisers and (ii) any Tax Returns that, contrary to the expectation of the Parties, are not required or permitted to be filed by RBS but instead are required to be filed by any Transferred Company in relation to the UK Bank Payroll Tax, the Purchaser shall procure that the Transferred Companies shall timely prepare and file, or procure the timely preparation and filing of, such Tax Returns together with associated documents, in a manner consistent with past practices (or, in the case of Tax Returns in relation to the UK Bank Payroll Tax, consistent with any provision or reserve in respect thereof in the Final Closing Balance Sheet or as otherwise agreed with RBS); provided, that RBS shall be consulted in relation to, and shall, prior to the timely filing thereof, be permitted to review and comment upon such Pre-Closing Tax Returns (including, for the avoidance of doubt, Tax Returns related to the UK Bank Payroll Tax) that are listed in Schedule 10.3(a)(i) or that show an amount of Tax due that is materially in excess of the reserve for such Tax on the Closing Balance Sheet, and the Transferred Companies shall reflect all reasonable comments of RBS in such Pre-Closing Tax Returns; provided, further that, in respect of Pre-Closing Tax Returns that are required to be filed by or with respect to any Transferred Company for taxable years or periods beginning before the Prior Closing Date, Sempra Energy shall be consulted in relation to, and shall prior to the timely filing thereof be permitted to review and comment upon, such Pre-Closing Tax Returns that are listed in Schedule 10.3(a)(i) or that show an amount of Tax due that is materially in excess of the reserve for such Tax on the Closing Balance Sheet, and the Transferred Companies shall reflect all reasonable comments of Sempra Energy in such Pre-Closing Tax Returns.  Within ten (10) Business Days after the filing of such Pre-Closing Tax Returns, the Purchaser shall provide, or cause to be provided, to RBS or, as the case may be, Sempra Energy, copies of such Pre-Closing Tax Returns and any associated documents relating to the preparation of such Pre-Closing Tax Returns.

(ii) In the case of any Tax Returns that are required to be filed by RBS with respect to the Combined Business for taxable years or periods beginning before the Closing Date (including any Straddle Period) (“Pre-Closing RBS Tax Returns”) that have not been prepared prior to the Closing Date and which, if prepared prior to the Closing Date would have been prepared by Continuing Employees or external advisers (including any Tax Returns that are required to be filed by RBS in respect of the Combined Business in relation to climate change levies, registered dealership in controlled oil, intrastat and EC sales lists reporting and US sales and use tax), the Purchaser shall procure that the Transferred Companies shall timely prepare and deal with, or procure the timely preparation of and dealing with, such Tax Returns together with associated documents, in a manner consistent with past practices and reflecting the procedure that was set out in CTA Master Agreement; provided, that RBS shall be consulted in relation to the preparation of the Pre-Closing RBS Tax Returns, and the Transferred Companies shall reflect all reasonable comments of RBS in such Pre-Closing RBS Tax Returns.

(iii) In the case of any Pre-Closing Tax Returns for taxable years or periods beginning after the Prior Closing Date or for Prior Closing Straddle Periods that relate to United States federal, state or local Taxes and that have not been prepared prior to the Closing Date, RBS shall timely prepare and file, or procure the timely preparation and filing of, such Tax Returns in a manner consistent with past practices.  RBS shall provide the Purchaser with copies of all such Tax Returns prepared by RBS or prepared at their direction.  RBS shall be permitted to retain copies of such Pre-Closing Tax Returns and any associated documents relating to the preparation of such Pre-Closing Tax Returns.

(iv) In the case of any Pre-Closing Tax Returns for periods beginning and ending before the Prior Closing Date and that have not been prepared prior to the Closing Date, Sempra Energy shall prepare and file, or procure the preparation and filing of, such Tax Returns in a manner consistent with past practices.  Sempra Energy shall be permitted to retain copies of such Pre-Closing Tax Returns and any associated documents relating to the preparation of such Pre-Closing Tax Returns.

(v) In the case of any Tax Returns that are required to be filed by RBS which relate to the RBS Related Assets and Liabilities which are not novated, assigned or transferred pursuant to Section 2.1, for the Straddle Period or taxable years or periods beginning after the Closing Date (“Post-Closing RBS Tax Returns”), the Purchaser shall procure that, in circumstances where such Tax Returns would have been prepared by any Continuing Employees (or by external advisors appointed by a Transferred Company) in the absence of a sale of the Combined Businesses pursuant to the Agreement, the Transferred Companies shall timely prepare and deal with such Tax Returns together with associated documents (or appoint an external advisor to do so), in a manner consistent with past practices and reflecting the procedure set out in the CTA Master Agreement; provided, that RBS will be consulted in relation to the preparation of Post-Closing RBS Tax Returns and all reasonable comments of RBS shall be reflected in such Post-Closing Tax Returns.

(vi) The Seller Parties shall reimburse the Purchaser for reasonable fees and expenses of external advisors used by the Purchaser pursuant to this Section 10.3(a) in preparing and filing any Pre-Closing Tax Returns for a period which is not a Straddle Period.  The fees and expenses of external advisors used by the Purchaser in preparing and filing any Pre-Closing Tax Return pursuant to this Section 10.3(a) for a Straddle Period shall be borne by the Purchaser and the Seller Parties pro rata, based on the number of days in such Straddle Period before and after the Closing Date.

(vii) For periods during which Continuing Employees of a Transferred Company are engaged in the preparation and filing of Pre-Closing Tax Returns or Pre-Closing RBS Tax Returns pursuant to Section 10.3(a)(i) or Section 10.3(a)(ii), the Seller Parents shall reimburse the Purchaser for the reasonable costs of such Continuing Employees in a manner consistent with the sharing of costs of employees provided for in the Commodities Trading and Services Agreements.

(b) The Purchaser shall cause each Transferred Company, as applicable, to prepare (or cause to be prepared) and file or cause to be filed when due all Tax Returns and associated documents that are required to be filed by or with respect to such Transferred Company for taxable years or periods beginning after the Closing Date and shall cause the Transferred Companies, as applicable, to remit any Taxes due in respect of such Tax Returns.

(c) The Parties shall, and shall cause their Subsidiaries to, cooperate fully, as and to the extent reasonably requested by any other party, in connection with the filing of Tax Returns (including, for the avoidance of doubt, any Tax Returns of RBS relating to UK Bank Payroll Tax and any Post-Closing RBS Tax Returns) and any audit, litigation or other proceeding with respect to Taxes (including any Tax Returns to be filed by the Seller Parties).  Such cooperation shall include the retention and (upon such other party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding (to the extent relating to the Transferred Companies or the Combined Business) and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d) Where provision or reserve is made in the Final Closing Balance Sheet in respect of any Tax (including VAT, climate change levy, any other indirect Tax and UK Bank Payroll tax) which is primarily a liability of a Seller Party or an Affiliate of any Seller Party (other than any Transferred Company), the Purchaser shall procure that, to the extent it has not already done so prior to Closing, the relevant Transferred Company shall pay to the relevant Seller Party or Affiliate an amount equal to the Tax in question (up to the amount of the provision or reserve) on the date falling two Business Days before the date on which the relevant Seller Party or Affiliate is required to pay the Tax in question to the relevant tax authority (or would be but for the availability of any Relief) or at such other time as is consistent with past practice, save in circumstances where the Transferred Company itself is required to pay such Tax directly to the relevant tax authority (in which case, for the avoidance of doubt, the Transferred Company shall make such payment to the relevant tax authority).  Any Seller Party to which a payment is made hereunder (or to whose Affiliate a payment is made hereunder) shall (or shall procure that the Affiliate shall) apply the amount received as soon as reasonably practicable in paying the Tax in question to the relevant tax authority.

(e) Notwithstanding any provision of this Agreement to the contrary, all Transfer Taxes incurred in connection with this Agreement and the transactions contemplated hereby shall be borne fifty percent (50%) by the Purchaser and fifty percent (50%) by the Seller Parties.  The Parties shall, and shall cause their Subsidiaries to, cooperate in timely making all filings, Tax Returns, reports and forms as may be required to comply with the provisions of applicable Tax Laws relating to such Transfer Taxes.  For purposes of this Agreement, “Transfer Taxes” shall mean all transfer, stamp duty, stamp duty reserve tax, stamp duty land tax, documentary, registration and other such taxes (including all applicable real estate transfer taxes).  “Transfer Taxes” shall also include interest and penalties, provided that any interest and penalties that arise due to the unreasonable delay or default of one of the Parties shall be borne entirely by the relevant Party. The Parties shall take all commercially reasonable steps to minimize Transfer Taxes and agree to cooperate to minimize the Transfer Taxes due in connection with this Agreement and the transactions contemplated hereby.

(f) The Parties agree to treat any indemnification payment made pursuant to Article VII or Article IX as an adjustment to the Purchase Price hereunder for all Tax purposes, unless otherwise required by a Legal Requirement.

(i) The Parties acknowledge for this purpose that any indemnification given pursuant to an indemnity obligation of a Seller or any of its Affiliates under Article VII or Article IX is given by the Seller Parents on behalf of the relevant Seller to the Purchaser or (if applicable) to the assignee of the Purchaser’s right to acquire the relevant Transferred Company, Transferred Asset or Assumed Liability. Where the loss or damage giving rise to the indemnity payment under Article VII or Article IX is suffered or incurred by any UK tax resident Transferred Company, any indemnification shall be given to the Purchaser (or the applicable assignee) and not to the Transferred Company.

(ii) The Parties acknowledge for this purpose that any indemnification given pursuant to an indemnity obligation of a Purchaser under Article VII or Article IX is given by the Purchaser, or where applicable, by the Purchaser on behalf of the assignee of the Purchaser’s right to acquire the relevant Transferred Company, Transferred Asset or Assumed Liability, to the relevant Seller Party or its Affiliate.  Where the loss or damage giving rise to the indemnity payment under Article VII or Article IX is suffered or incurred by any UK tax resident Transferred Company, any indemnification shall be given to the relevant person designated in writing by the Seller Parties (such person to be designated to the extent reasonably possible so as to avoid or minimize any Tax payable in respect of such indemnification).

(g) If the auditors for the time being of a Transferred Company certify in writing (at the request and expense of the Seller Parties) to the Seller Parties and the Purchaser that:

(i) any provision for Tax in the Final Closing Balance Sheet is found to be an overprovision (the amount of such over-provision being referred to as an “Overprovision”); or

(ii) a repayment of Tax which is obtained after Closing but relates to a Pre-Closing Period or the portion of any Straddle Period prior to and ending on the Closing Date (other than any repayment of Tax which was treated as an asset in the Final Closing Balance Sheet or which arises due to an estimated Tax payment prior to the Closing proving to be an overpayment as a result of events following the Closing) is actually obtained in cash by a Transferred Company or is actually used by the Purchaser, a Transferred Company or any of their Affiliates to reduce or eliminate Tax for which the Seller Parties are not liable under Section 9.2 of this Agreement (a “Tax Repayment”); or

(iii) as a result of any Tax which has resulted in a payment by the Seller Parties falling due pursuant to Section 9.2, a Transferred Company or the Purchaser is relieved in whole or part of a liability to make some other payment of Tax which it would otherwise have been liable to make which would not have been indemnified under Section 9.2 or obtains a right to repayment of Tax which would not otherwise have been available (a “Saving”);

then the amount of each Overprovision and each Tax Repayment or, in the case of a Saving, the amount of Tax saved (less any reasonable costs incurred in respect thereof), shall be carried forward until the amounts of all Taxes in the Final Closing Balance Sheet have been finally determined and paid, then set off against any payment then due from the Seller Parties under Section 9.2(a) (in respect of a breach of any representation or warranty under Section 3.8 only), Section 9.2(e) or Section 9.2(f), (g), (h) or (i) hereof and, to the extent the aggregate amount of such Overprovisions, Tax Repayments or Savings is not so set off, repaid to the Seller Parties, save that any Tax Repayments or Savings shall also be capable of being offset against any payment that may be due from the Seller Parties (or repaid to the Seller Parties to the extent of any previous payments made by the Seller Parties) prior to the final determination and payment of all Taxes in the Final Closing Balance Sheet under Section 9.2(a) (in respect of a breach of any representation or warranty under Section 3.8 only) or Sections 9.2(e), (f), (g), (h) or (i).  If any Transferred Company or the Purchaser discovers that there is an Overprovision,

Tax Repayment or Saving, the Purchaser shall, or shall procure that the Transferred Company concerned shall, as soon as reasonably practicable give full details thereof to the Seller Parties and the Purchaser shall, or shall procure that the Transferred Company concerned shall, supply to the Seller Parties such information as they may reasonably require to verify the amount of the Tax Repayment or Saving.

(h) (i)           The Parties hereto will agree to allocate the Purchase Price over all of the Transferred Companies and Transferred Assets, pursuant to this Section 10.3(h).  The Parties shall use commercially reasonable efforts to agree on such allocation within forty-five (45) Business Days of date of this Agreement, subject to (iv) and (v) below.

(ii) In the event the Parties are unable to agree on such allocation within forty-five days of date of this Agreement, as promptly as practicable after such forty-five-day period, but no later than ten (10) days thereafter, the Purchaser shall prepare and deliver (with reasonable assistance as requested from the Seller Parties) to the Seller Parties, an allocation schedule allocating the Purchase Price in a manner consistent with the relative fair market value of the Transferred Companies, the Transferred Assets and the Assumed Liabilities (the “Proposed Allocation Schedule”).  Each Seller will have twenty (20) Business Days following delivery of the Proposed Allocation Schedule during which to notify the Purchaser and each other Party in writing (an “Allocation Notice of Objection”) of any objections to the Proposed Allocation Schedule, setting forth in reasonable detail the basis of its objections.  In reviewing the Proposed Allocation Schedule, each Seller shall be entitled to reasonable access to all relevant books, records and personnel of the Transferred Companies and its Representatives to the extent such Seller reasonably requests such information and reasonable access to complete its review of the Proposed Allocation Schedule.  If no Seller delivers an Allocation Notice of Objection in accordance with this Section 10.3(h)(ii), the Proposed Allocation Schedule shall be conclusive and binding on all Parties and shall become the “Final Allocation Schedule”.  If any Seller submits an Allocation Notice of Objection, then (A) for twenty (20) Business Days after the date the Purchaser receives the Allocation Notice of Objection, the Parties will use their commercially reasonable efforts to agree on the allocations and (B) failing such agreement within twenty (20) Business Days of such notice, the matter will be resolved in accordance with Section 10.3(h)(iii).

(iii) If the Parties have not agreed on the Final Allocation Schedule within twenty (20) Business Days after delivery of an Allocation Notice of Objection, then the Parties shall each have the right to deliver notice to the other Party (the “Allocation Dispute Notice”) of its intent to refer the matter for resolution to the Accounting Expert.  The Parties will each deliver to the other and to the Accounting Expert a notice setting forth in reasonable detail their proposed allocations.  Within thirty (30) Business Days after receipt thereof, the Accounting Expert will deliver the Final Allocation Schedule and provide a written description of the basis for its determination of the allocations therein; provided that if the Accounting Expert requests a hearing before making a determination, such hearing shall be held within twenty (20) Business Days of the Parties’ delivery of their respective proposed allocations and the delivery of the Final Allocation Schedule shall be made within ten (10) Business Days of such hearing.  The fees and expenses of the Accounting Expert shall be apportioned among the Parties as the Accounting Expert shall determine; provided that Purchaser shall not bear any fees and expenses attributable to a disparity between the positions of the Sellers.  Each Party will bear the costs of its own counsel, witnesses (if any) and employees.

(iv) The Parties agree to act in accordance with the Final Allocation Schedule for all Tax purposes (including for purposes of the filing of any Tax Return), subject to any Legal Requirement to the contrary.  The Parties will revise the Final Allocation Schedule to the extent necessary to reflect any payment made pursuant to Section 2.7(d).  In the case of any such payment, the Purchaser shall promptly prepare and deliver (with reasonable assistance as requested from the Sellers) to the Sellers a revised Final Allocation Schedule, and the Parties shall follow the procedures outlined above with respect to review, dispute and resolution in respect of such revision.

(v) If an allocation of the Purchase Price attributable to a Transferred Company or a Transferred Asset is required at a time, or to a level of detail, which is not practicable in accordance with the above procedure (including for the purposes of any Transfer Tax or VAT), the Purchaser and the Seller Parents shall cooperate to agree such allocation in a timely manner by reference to the fair market value of the relevant asset.

Section 10.4. Notices.  All notices, Consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a Party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid), (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment, or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, e-mail address or person as a Party may designate by notice to the other Parties):

If to the Purchaser:

J.P. Morgan Ventures Energy Corporation
383 Madison Avenue, 10th Floor
New York, New York  10017
Attention:  Daniel Hines, President
Telephone: (212) 270-6000
Facsimile: (212) 834-6554

With copies to:

J.P. Morgan Ventures Energy Corporation
245 Park Avenue, 11th Floor
New York, New York  10167
Attention:  Legal Department
Telephone: (212) 648-2323
Facsimile: (646) 534-6307

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York  10006
Attention:  Christopher E. Austin
      Glenn P. McGrory
Telephone: (212) 225-2000
Facsimile: (212) 225-3999
Email: caustin@cgsh.com
gmcgrory@cgsh.com

If to Sempra Energy:

Sempra Energy
101 Ash Street
San Diego, California  92101
Attention:  Mark Snell, Chief Financial Officer
Telephone:  (619) 696-4694
Facsimile:  (619) 696-4611
Email:  msnell@sempra.com

With copies to:

Sempra Energy
101 Ash Street
San Diego, California  92101
Attention:  Javade Chaudhri, General Counsel
Telephone:  (619) 696-4641
Facsimile:  (619) 696-6878
Email:  jchaudhri@sempra.com

Sullivan & Cromwell LLP
125 Broad Street
New York, New York  10004
Attention:  Alexandra D. Korry
      Joseph B. Frumkin
Telephone:  (212) 558-4000
Facsimile:  (212) 558-3588
Email:  korrya@sullcrom.com
frumkinj@sullcrom.com

If to RBS:

The Royal Bank of Scotland plc
House G
RBS Gogarburn
Edinburgh
EH12 1HQ
Attention:  Group General Counsel
Telephone:  +44 131 523 2223
Facsimile:  +44 131 626 2997

With a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York  10017
Attention:  Mark D. Pflug
Telephone:  (212) 455-2500
Facsimile:  (212) 455-2502
Email:  mpflug@stblaw.com

If to the Partnership or SET:

c/o RBS Sempra Commodities LLP
600 Washington Boulevard
Stamford, Connecticut  06901
Attention:  Michael Goldstein
Telephone:  (203) 897-5510
Facsimile:  (203) 355-5410
Email:  michael.goldstein@rbssempra.com

Section 10.5. Submission to Jurisdiction; Waiver of Jury Trial.  Each Party agrees that it shall bring any action or proceeding in respect of any questions, claims, disputes, remedies or Damages arising out of or related to this Agreement or the Related Agreements or the transactions contained in or contemplated hereby or thereby exclusively in the United States District Court for the Southern District of New York or any New York State court sitting in New

York County (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the Related Agreements or the transactions that are the subject hereof and thereof (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives and agrees not to assert any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (iv) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.4 and (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in any other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements.  This Section 10.5 shall not limit the jurisdiction of the Accounting Expert set forth in Section 2.7(c), although claims may be asserted in the Chosen Courts for purposes of enforcing the jurisdiction and judgments of the Accounting Expert.  EACH PARTY HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.6. Waiver; Remedies Cumulative.  The rights and remedies of the Parties to this Agreement are cumulative and not alternative.  Neither any failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.  To the maximum extent permitted by applicable Legal Requirements, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 10.7. Entire Agreement and Modification.  This Agreement supersedes all prior agreements, whether written or oral, between the Parties with respect to its subject matter (including any letter of intent between the Parties related to the subject matter of this Agreement) and constitutes (together with the Schedules, Exhibits, the Seller Disclosure Letter, the Purchaser Disclosure Letter and other documents delivered pursuant to this Agreement including the Related Agreements and the Guaranty) a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter; provided, that this Section 10.7 shall not apply to the Non-Disclosure Agreement, which shall remain in full force and effect in accordance with its terms except as provided by Section 7.6(f).  This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by all Parties.

Section 10.8. Assignments, Successors and no Third-Party Rights.  No Party may, in whole or in part, assign any of its rights or interests or delegate any of its obligations under this Agreement without the prior written consent of each of the other Parties, and any attempt to do so will be void; provided, that without prior written consent any Party may assign any of its or its Subsidiaries’ rights or interests or delegate any of its obligations under this Agreement to any Subsidiary so long as the assigning or delegating Party retains its obligations under this Agreement; provided, further, that (so long as such assignment or delegation could not reasonably be expected to delay the consummation of any of the transactions contemplated hereby or by any Related Agreement or to have an adverse effect on any Seller Party or any of its Affiliates) the Purchaser shall be permitted to, upon written notice to the Seller Parties but without their prior consent, assign any of its rights and delegate any of its obligations under this Agreement to (i) any Subsidiary of Guarantor if and for so long as the obligations of such Subsidiary are subject to the Guaranty or (ii) (x) J.P. Morgan Chase Bank, N.A.(“JPM Bank”) if it then has a senior unsecured long-term indebtedness rating that is at least the Requisite Rating by at least two of Standard & Poor’s, Fitch or Moody’s Investor Service, Inc. or (y) any Subsidiary of JPM Bank if and for so long as the obligations of such Subsidiary are guaranteed by JPM Bank pursuant to a guarantee in favor of Sellers substantially in the form of the Guaranty, in which case, under either clause (i) or (ii), the Purchaser shall be released for such time as the obligations delegated are subject to the Guaranty (in the case of the Guarantor or any such delegee of JPM Bank) or the guarantee substantially in the form of the Guaranty (in the case of any such delegee of JPM Bank) from any liability hereunder in respect of any such delegated obligations to such Subsidiary or JPM Bank or such Subsidiary of JPM Bank, as applicable, upon such Subsidiary or JPM Bank or such Subsidiary of JPM Bank, as applicable, entering into an agreement with the Seller Parties, in form reasonably acceptable to the Seller Parties, assuming all such obligations delegated to such Person.  Subject to the preceding sentence, and except as otherwise expressly provided in Sections 9.2 and 9.3, this Agreement shall apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the Parties.  Nothing expressed or referred to in this Agreement shall be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 10.8 and except for such rights of any Indemnified Person under Article IX.

Section 10.9. Severability.  If any provision (or part thereof) of this Agreement is held illegal, invalid or unenforceable under any present or future Legal Requirement, (i) the Parties shall negotiate in good faith to replace such provision with a suitable and equitable substitute therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and to the extent such substitution would not be valid or enforceable, (ii)(a) such provision (or part thereof) shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision (or part thereof) had never comprised a part hereof, and (d) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision (or part thereof) or by its severance herefrom.

Section 10.10. Construction.  The headings of Articles and Sections in this Agreement are provided for convenience only and shall not affect its construction or interpretation.  All references to “Articles,” “Sections” and “Schedules” refer to the corresponding Articles, Sections and Schedules of this Agreement.

Section 10.11. Governing Law.  This Agreement shall be governed by and construed in accordance with the substantive laws of the State of New York.

Section 10.12. Execution of Agreement.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or other electronic transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes.  Signatures of the Parties transmitted by facsimile or other electronic means shall be deemed to be their original signatures for all purposes.

Section 10.13. Specific Performance.  Without intending to limit the remedies available to the Parties hereunder, each Party acknowledges that a breach of, conflict with, or failure to perform or comply with, any of the covenants contained in this Agreement may result in material irreparable injury to the other Parties or their respective Affiliates for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, to the fullest extent permitted by any Legal Requirement, each Party shall be entitled to seek a temporary restraining order and/or a preliminary or permanent injunction restraining the activities prohibited hereby or such other relief as may be required to specifically enforce any of the covenants contained herein, and to the fullest extent permitted by law, such Party agrees not to oppose the granting of such injunctive relief on the basis that monetary damages are an adequate remedy.  Each Party hereby agrees and consents that such injunctive relief may be sought in accordance with Section 10.5 hereto.

Section 10.14. Group Relief.

(a) If RBS so requires, RBS and/or any Subsidiary of RBS shall be entitled to surrender Reliefs relating to any Pre-Closing Period or any part of the Straddle Period prior to the Closing Date to the Transferred Companies by way of Group Tax Relief to the extent it has not been possible to finalize such surrenders of Reliefs prior to the Closing Date.  The Purchaser shall procure that the relevant Transferred Company or Companies shall take without delay (and in any event within any applicable statutory time limit) all such steps as may reasonably be required by RBS to effect such surrender.

(b) The Purchaser shall, save as provided below, procure payment by the Transferred Company or Companies concerned to RBS or the relevant RBS Subsidiary of a sum equal to the amount of Tax which the relevant Transferred Company would, but for the surrender, have had to pay.  Such payment shall be made on the first date on which the relevant Transferred Company does not have to make the payment of Tax that it would, but for the surrender, have had to make. If a payment has been made under this Section 10.14(b) and the surrender to which it relates is subsequently determined to have been invalid or ineffective to any extent, then the payment so made (or so much of it as relates to such part of the surrender found to be invalid or ineffective) shall be refunded as soon as practicable thereafter.  Any such refund shall include any interest and penalties required to be paid as a result of the late payment of the applicable Tax due to the invalid or ineffective surrender save to the extent that such interest and penalties are attributable to the unreasonable delay by the Purchaser or, following the Closing, any Transferred Company.  The Purchaser shall not be required to procure any payment for a surrender under this Section 10.14 where the Tax which would have otherwise have arisen but for the surrender would (ignoring any financial or time limitations) have been indemnified under Section 9.2 and any claim under Section 9.2 shall be extinguished to that extent.

(c) The Purchaser shall procure that no voluntary action is taken by any Transferred Company after the Closing (whether by withdrawing or revoking any claim or consent or otherwise) which would prejudice the availability of any Group Tax Relief surrendered by RBS or a Subsidiary of RBS to a Transferred Company either (i) where the surrender is or was made prior to the Closing Date and is described on Schedule 10.14(c) or (ii) where the surrender is made pursuant to this Section 10.14.

Section 10.15. VAT.

(a) Subject to the other provisions of this Section 10.15, if any payment under this Agreement including in respect of the transfer of any Transferred Assets or Assumed Liabilities by any of the Sellers (whether or not by way of novation) as contemplated hereby constitutes the consideration for a taxable supply for VAT purposes, then in addition to, and at the same time as that payment, or if later upon presentation of a valid VAT invoice, the payer shall pay an amount equal to the VAT chargeable on that supply.

(b) The Parties shall use all reasonable endeavors and shall co-operate to secure that, where feasible, the transfer or novation of any Transferred Assets or Assumed Liabilities is not treated as a taxable supply for VAT purposes in any relevant jurisdiction. In particular, in respect of the RBS Related Assets and Liabilities, RBS shall have the right to seek, and the Purchaser shall be entitled to request RBS to seek, a ruling from HM Revenue & Customs in the United Kingdom (“HMRC”) to the effect that the transfer or novation of such assets and liabilities, so far as they relate to a business or businesses carried on in the United Kingdom, should be treated as neither a supply of goods nor a supply of services for the purposes of the United Kingdom laws governing VAT.  The Sellers agree to not charge (or to charge) VAT to the Purchaser in accordance with any applicable ruling received (including, but not limited to, any ruling received from HMRC in respect of the RBS Related Assets and Liabilities).  The Parties shall use all reasonable endeavors to ensure that any applicable ruling is obtained prior to the Closing Date.

(c) If any VAT ruling is sought in respect of the transfer or novation of any Transferred Assets or Assumed Liabilities (including, but not limited to, any ruling sought from HMRC in respect of the RBS Related Assets and Liabilities) but such ruling is not obtained prior to the date falling three Business Days before the latest date on which the relevant Seller would be obliged to account for the VAT chargeable to the relevant tax authority in order to avoid incurring any penalty, surcharge or interest expense (if the transfer had been ruled to be a chargeable supply), then the Purchaser shall, if so directed by the Sellers on or after such date and upon presentation of a valid VAT invoice, procure the payment of an amount equal to VAT in respect of the applicable transfer or novation.

(d) In advance of seeking a ruling in respect of the transfer or novation of any Transferred Assets or Assumed Liabilities (including, but not limited to, any ruling sought from HMRC in respect of the RBS Related Assets and Liabilities), the Purchaser shall provide confirmation in a form reasonably satisfactory to the Sellers that any applicable conditions are or will be satisfied by it or the person to whom the transfer or novation is made hereunder (the “Transferee”) in order for such transfer or novation not to be treated as a taxable supply for VAT purposes in the relevant jurisdiction.  For the purposes of obtaining a ruling of the kind described in Section 10.15(b) from HMRC, the relevant confirmations to be provided by the Purchaser shall be: (i) that at all material times, the RBS Related Assets and Liabilities will be used by the Transferee in carrying on the same kind of business as a going concern as that carried on by the Sellers; (ii) that the Transferee is or will at all material times be a taxable person for the purposes of United Kingdom Value Added Tax Act 1994 and regulations thereunder; and (iii) that the transfer or novation of the RBS Related Assets and Liabilities hereunder will not include a grant of the kind described in Regulation 5(2) Value Added Tax (Special Provisions) Order 1995.

(e) If at any time after the Closing Date any tax authority indicates in writing that any sale, transfer or novation carried out pursuant to this Agreement is chargeable to VAT (in circumstances where no such VAT was initially charged), the Purchaser shall (against production of a valid VAT invoice or equivalent, if any) in addition to any amounts expressed in this Agreement to be payable by the Purchaser pay the amount of any VAT (excluding any penalties or surcharge other than penalties or surcharge arising solely from any unreasonable delay on the part of the Purchaser or any Transferee in performing any obligations under this Section 10.15) which as a result of that indication may be chargeable on any sale, transfer or novation carried out pursuant to this Agreement. Any such amounts shall be paid in cleared funds on the later of (i) the date falling five (5) Business Days after receipt by the Purchaser of a copy of the indication from the tax authority and (ii) the date falling three (3) Business Days prior to the latest date on which the relevant Seller is obliged to account for such amounts to the relevant tax authority in order to avoid incurring any penalty, surcharge or interest expense in respect of such amounts.

(f) If any amount paid by the Purchaser to any Seller in respect of VAT pursuant to this Agreement is subsequently found to have been paid in error (including as a result of a late receipt by the Sellers of a ruling sought from the applicable tax authority under Section 10.15(b), or as a result of an indication in writing from a tax authority that the Transferee is unable to recover all or part of the relevant VAT on the ground that the VAT was not properly chargeable) that Seller shall (if such Seller has not yet accounted for such VAT to the relevant tax authority) promptly repay such amount to the Purchaser and, if that Seller has already so accounted, then such Seller shall use all reasonable endeavors to obtain repayment thereof from the relevant tax authority and shall pay to the Purchaser the amount so repaid.

(g) The Sellers shall not send any correspondence to, or enter into any other material written communication with, a tax authority in respect of a VAT ruling without providing a draft thereof to the Purchaser in advance and providing the Purchaser with an opportunity to comment thereon.  The Sellers shall promptly notify the Purchaser upon receipt of any correspondence or other communication from a tax authority in respect of a ruling.  The Sellers shall also promptly notify the Purchaser upon receipt of any other indication from any tax authority that any sale, transfer or novation carried out pursuant to this Agreement is chargeable to VAT.  The Purchaser shall promptly notify the Sellers upon receipt of any indication from a tax authority that the Transferee is unable to recover all or part of any VAT on the ground that the VAT was not properly chargeable. If the Sellers receive any relevant written correspondence from a tax authority, they shall promptly provide copies to the Purchaser.  If the Purchaser or any Transferee receives any relevant written correspondence from a tax authority, the Purchaser shall promptly provide copies to the Sellers.  The Purchaser shall keep confidential any documents or information provided to it pursuant to this Section 10.15.

Section 10.16. Withholding Taxes.

(a) The Purchaser shall not be entitled to withhold or deduct any amount for or on account of Tax from the Purchase Price, except as provided by Section 10.16(b) or otherwise required by law.  The Purchaser shall notify the Sellers as soon as practicable and in any event reasonably in advance of Closing if the Purchaser has reason to believe that it would be required by law to withhold or deduct any amount from the Purchase Price, and the Parties shall negotiate in good faith and cooperate in taking all reasonable steps (including taking into account whether any Affiliate of the Purchaser which would otherwise acquire any Transferred Company or any of the Transferred Assets is resident or carrying on business in a jurisdiction which would impose on that Affiliate an obligation to withhold or deduct any amount in respect of the Purchase Price) to avoid or minimize any such obligation to withhold or deduct any amount from the Purchase Price, which steps may include, where the obligation to withhold or deduct relates to any Transferred Asset, entering into a total return swap in respect of such asset rather than transferring or novating such asset; provided that such total return swap does not give rise to any material adverse consequences for the Purchaser.  For the avoidance of doubt, neither Section 10.16(a) nor Section 10.16(b) shall prejudice the rights of the Purchaser to indemnification under Section 9.2(e)(v) in respect of any withholding Taxes relating to the Purchase Price or any portion thereof.

(b) Notwithstanding anything to the contrary in this Agreement, the Purchaser shall withhold from payments of the Purchase Price made by it to the Sellers with respect to the assets listed on a USRPI Schedule delivered pursuant to Section 2.6(a)(xiv) any amounts required to be withheld pursuant to Section 1445 of the Code and the Treasury Regulations promulgated thereunder, or any comparable provision of state or local law, and shall promptly pay any amounts so withheld to the relevant tax authority, with the Sellers to receive the applicable payments net of any such withholding; provided, however, that the Parties agree that no withholding under this Section 10.16(b) shall be made with respect to any asset listed on a USRPI Schedule to the extent that RBS reasonably determines that the asset has no value.  The Parties shall cooperate in good faith in order to minimize such withholding tax under section 1445 of the Code.

Section 10.17. Regulated Utilities.  Notwithstanding any provision hereof or of any Related Agreement, no covenant or restriction set forth herein or therein shall require any Sempra Utility (or any other Person now owned by Sempra Energy or any of its Affiliates or hereafter acquired that is subject to cost-based rate regulation and regulation as to service by any state, federal or foreign governmental regulation and owns or operates facilities used for (i) the generation, transmission, or distribution of electric energy for sale, (ii) the distribution of natural or manufactured gas for heat, light, or power or (iii) the collection, treatment and distribution of water for sale) to take or refrain from taking any action.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement, all as of the date first above written.

J.P. MORGAN VENTURES ENERGY CORPORATION

By:	/s/ Daniel F. Hinds
	Name:	Daniel F. Hinds
	Title:	CEO & President

Signature Page – Purchase and Sale Agreement

THE ROYAL BANK OF SCOTLAND PLC

By:	/s/ Bruce Van Saun
	Name:	Bruce Van Saun
	Title:	Group Finance Director

Signature Page – Purchase and Sale Agreement

RBS SEMPRA COMMODITIES LLP

By:	/s/ Bob McKillip
	Name:	Bob McKillip
	Title:	Managing Director

SEMPRA ENERGY TRADING LLC

By:	/s/ Michael R. Kirby
	Name:	Michael R. Kirby
	Title:	Chief Operating Officer

 Signature Page – Purchase and Sale Agreement